
CAI International, Inc.
2010 ANNUAL REPORT
11007095
Growth
through global relationships
CAI
CAI
CAI
CAI

CAI At A Glance

Fleet size

827,000 TEUs

6TH

Largest container leasing company

More than

280 CUSTOMERS

50%

Increase in market share in 11 years

NYSE under symbol

CAP

CAI International Since 1989, CAI International, Inc. has served shipping customers around the world with exceptional intermodal container leasing and management services. Our strong customer relationships and industry experience have enabled us to maximize financial returns to our stockholders through economic cycles, and 2010 was no exception. **www.capps.com**

Financial Highlights

FISCAL YEAR (dollars in millions)	2007	2008	2009	**2010**
Total Revenues	$64.9	$83.1	$65.3	**$77.9**
Operating Income	39.9	44.0*	21.8	**36.9**
Net Income Available to CAI Stockholders	19.0	23.3*	13.6	**28.4**
Adjusted EBITDA	54.5	68.4	46.3	**64.9**
Net Income Margin	29.4%	28.0%*	20.8%	**36.4%**

* Excludes impairment of goodwill of $50.2 million


64.9
83.1
65.3
77.9
07
08
09
10
TOTAL REVENUE
(dollars in millions)
19.0
23.3
13.6
28.4
07
08
09
10
NET INCOME AVAILABLE TO CAI STOCKHOLDERS
(dollars in millions)
54.5
68.4
46.3
64.9
07
08
09
10
ADJUSTED EBITDA
(dollars in millions)



Masaaki (John) Nishibori
President and Chief Executive Officer

Victor Garcia
Senior Vice President and
Chief Operating Officer

Hiromitsu Ogawa
Chairman of the Board

Fellow Stockholders,

This past year was an exceptional year for CAI. Business improvement in 2010 allowed us to re-focus on growing our container fleet. As global economies improve, we are well positioned to meet customers' changing needs and our growth objectives.

The year 2010 was the most profitable in our history. Revenue totaled $77.9 million, up 19.4 percent from 2009, contributing to record net income of $28.4 million. We delivered full-year earnings of $1.56 per share, compared to $0.76 in 2009 and finished the year with a 47.4 percent operating income margin.

Container demand improved markedly during the first quarter of 2010 and outpaced industry expectations throughout the year. Traditionally a slow month, February 2010 recorded the most dynamic leasing activity since the recession began in 2008, and CAI effectively achieved full fleet utilization by summer. As demand and utilization increased, we were able to raise per diem rates on new leases. By the end of 2010, we had accepted delivery or committed to $365 million in additional containers. Most of that inventory entered our fleet during the second half of the year and improved profitability during the third and fourth quarters.

We believe that 2011 will continue to show strong demand for leased containers. As shipping lines recover from recession and prefer to remain financially flexible, they turn to container lessors to meet their needs.

Access to capital will continue to differentiate companies in our industry. In December, CAI raised $22.4 million of additional equity and entered into a $300 million term loan agreement with a syndicate of banks. With the additional financing, we had more than $390 million of credit availability at the end of 2010 for equipment purchases in 2011. Our strategy is to expand and diversify our funding sources over the coming year, giving us agility to meet customers' increased container needs.

Consolidating European operations at the end of 2009 enabled us to reduce overall costs and improve marketing integration across our product offerings in 2010. During early 2010, we positioned our European specialized equipment fleet for an expected market upturn. Utilization of our roll trailer assets had declined due to weak markets for heavy industrial equipment, which is transported on roll trailers. As European economies rebounded, our palletwide and roll trailer business recovered.

Our German swap body business had also been negatively affected by the European recession and a market oversupply of equipment. Despite a difficult operating environment, we successfully avoided various credit problems in the market and finished 2010 profitably. During 2010, we sold aging and damaged German swap bodies and are investing in new equipment to replace equipment that is due for refurbishing.

Our 2011 focus in Germany is on standardizing product offerings with more limited equipment specifications and focusing on larger customers. We are planning for robust growth in our European fleet in 2011 and have begun investing in equipment that already has committed long term contracts with customers.

We seek to balance container management and ownership, however many of our European container management partnerships did not raise investment funds for container programs in 2010. We expect investors to again consider container investments in the future.

Through our subsidiary CAIJ, we are directly involved in the formation of new container investment programs in Japan and have successfully grown the investor base. We have also entered into marketing alliances with several Japanese banks to help market container programs. At the end of 2010, Asian investment programs represent 15 percent of our twenty-foot equivalent units (TEUs) under management, up from 11 percent in 2009. Our strategy is to increase the overall assets under management, grow the investor base, and expand programs to other equipment categories.

As we enter 2011, we are expecting strong industry growth and we believe that we can expand our business and increase market share. We expect most of our investment to be made in standard international dry van containers, although we will continue to expand our refrigerated and other specialized equipment categories. We remain focused on customers, ready to meet their needs in order to maximize the opportunity before us. We thank our shareholders for their continued support and confidence in our management team and company.

Masaaki (John) Nishibori
President and Chief Executive Officer

Hiromitsu Ogawa
Chairman of the Board

Measuring Our Progress



CAI
CA

FLEET BY CONTAINER TYPE*

*As of December 31, 2010; based on 20-foot-equivalent units (TEU)



A
B
C
D

A	**Specialized**	4.4%
B	**20' Dry Van**	32.0%
C	**40' Standard Dry Van**	19.9%
D	**40' HC Dry Van**	43.7%

FLEET BY LEASE TYPE*

*As of December 31, 2010; based on 20-foot-equivalent units (TEU)



A
B
C

A	**Short-term**	21.7%
B	**Direct Finance**	2.5%
C	**Long-term**	75.8%

OWNED, MANAGED, AND TOTAL FLEET 2006–2010*

*2006 - 2010 measured as of December 31



668,978
754,353
777,961
742,763
826,581
483,333
500,443
534,553
507,681
478,608
185,645
253,910
243,408
235,082
347,973
06
07
08
09
10
Owned Fleet
Managed Fleet

OPERATING SEGMENTS

Container Leasing

- Container owned by CAI
- Placed on long – and short-term leases to shipping lines
- Full benefits of ownership

Container Management

- Container sold to investors
- Managed by CAI over expected life of asset
- Generate cash flow through management fee revenue and trading income




10110 9


CAI

OUR INTERNATIONAL PRESENCE

HEADQUARTERS OFFICE

San Francisco

OFFICES	AGENTS
Antwerp	Bremen
Barbados	Colombo
Charleston	Durban
Gothenburg	Genoa
Hong Kong	Ho Chi Minh City
Kuala Lumpur	Manila
London	Moscow
New York	Mumbai
Singapore	São Paulo
Taipei	Seoul
Tokyo	Shanghai
	Sydney

OUR ADVANTAGES

Leading scale, extensive global operating infrastructure, strong customer relationships and deep management experience.

A MARKET LEADER IN

Container leasing for more than 20 YEARS

RESPONSIVE SERVICE

With shipping lines through marketing personnel in 19 COUNTRIES



THE LENGTH OF OUR AVERAGE RELATIONSHIP WITH OUR TOP 20 CUSTOMERS IS

14 YEARS

OWNED FLEET GROWTH IN 2010 (TEU)

↑48%

WORLD CONTAINERIZED TRADE GROWTH IN 2010

↑12%



CAI
CAI
CAI
CAI

Staying Close to Customers

Our longstanding relationships with customers have given us deep insight into their businesses and an ability to anticipate and adapt to their changing needs.

We know that container pick-up and drop-off convenience is critical to customers' logistics, so we make it easy with direct CAI presence in 19 countries and depot locations in 42 countries. As the global economy recovers, our customers are turning to us for containers to supplement their own investments. CAI helps ensure a consistent supply of intermodal containers while providing financial predictability through flexible leasing terms.

Our container management clients gain immediate access to CAI expertise. Through direct relationships, CAI and investors have greater visibility into investment opportunities and form marketing alliances that contribute to our mutual success.

Access to Capital Permits Agility

Many economies in Asia are growing rapidly as countries build out infrastructure and a consumer middle class emerges. Immediate access to capital enables us to quickly provide customers with the containers they need to meet rapidly escalating demand.

Specialty and Swap Body Containers Add Fleet Diversity

CAI provides specialty containers to customers with routes across Europe. Our palletwide containers serve a wide range of customers who ship palletized products; our roll trailers serve customers who transport heavy industrial equipment. With access to a comprehensive fleet, our customers can quickly respond to changing market dynamics.

We also fill a unique niche for rail and road transport throughout Germany. Investment in this market enables CAI to capitalize on growth in Eastern Europe and provides customers with flexible leasing terms and reliable service. We maintain a robust fleet of swap body containers, continually investing in new units and refurbish current units to provide customers with high-quality equipment.


CAI

Growing Stronger

CAI grows stronger when we help our customers become more successful. As we continue to work closely together, we are able to better anticipate their challenges. With our capitalization and global footprint, we can quickly meet needs as they arise. With our outstanding employees and continued investment in our future, we expect to continue strengthening our leadership role in global commerce.


CAI INTERNATIONAL, INC.
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Fiscal Year Ended December 31, 2010
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period from to
Commission file number-001-33388

CAI International, Inc.

(Exact name of registrant as specified in the charter)

Delaware	**94-3109229**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
Steuart Tower **1 Market Plaza, Suite 900** **San Francisco, California**	**94105**
(Address of principal executive office)	**(Zip Code)**

(415) 788-0100
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered:
Common Stock, par value $0.0001 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer (Do not check if smaller reporting company)	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in the Exchange Act Rule 12b-2). Yes ☐ No ☒

As of June 30, 2010, the last business day of the Registrant's most recently completed second fiscal quarter, there were 17,914,235 shares of the Registrant's common stock outstanding, and the aggregate market value of such shares held by non-affiliates of the Registrant (based upon the closing sale price of such shares on the New York Stock Exchange on June 30, 2010) was approximately $125,212,000. Shares of Registrant's common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates of the Registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 1, 2011, there were 19,295,359 shares of the Registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement relating to the registrant's 2011 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report on Form 10-K contains certain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and service development efforts. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this Annual Report on Form 10-K, the words "may," "might," "should," "estimate," "project," "plan," "anticipate," "expect," "intend," "outlook," "believe" and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under the caption Item 1A. "Risk Factors" in this annual report and in all our filings filed with the Securities and Exchange Commission ("SEC"). We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. Reference is also made to such risks and uncertainties detailed from time to time in our filings with the SEC.

WEBSITE ACCESS TO COMPANY'S REPORTS AND CODE OF ETHICS

Our Internet website address is http://www.capps.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Our Code of Business Conduct and Ethics is also available on our website.

Also, copies of the Company's annual report and Code of Business Conduct and Ethics will be made available, free of charge, upon written request.

SERVICE MARKS MATTERS

The following items referred to in this annual report are registered or unregistered service marks in the United States and/or foreign jurisdictions pursuant to applicable intellectual property laws and are the property of us and our subsidiaries: CAI® and CAI International®.

PART I

ITEM 1. BUSINESS

Our Company

We are one of the world's leading container leasing and management companies. We operate our business through two segments: container leasing and container management. We purchase new containers, lease them primarily to container shipping lines, freight forwarders and other transportation companies and either retain them as part of our owned fleet or sell them to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of December 31, 2010, our fleet comprised 826,581 20-foot equivalent units or TEUs, the industry's standard measurement unit, 57.9% of which represented our managed fleet and 42.1% of which represented our owned fleet.

We lease our containers to lessees under long-term leases, short-term leases and finance leases. Long-term leases cover a specified number of containers that will be on lease for one year or more. Short-term leases provide lessees with the ability to lease containers either for a fixed term of less than one year or without a fixed term on an as-needed basis, with flexible pick-up and drop-off of containers at depots worldwide. Finance leases are long-term lease contracts that grant the lessee the right to purchase the container at the end of the term for a nominal amount. As of December 31, 2010, 97.8% of our fleet, as measured in TEUs, was on lease, with 75.8% of these containers on long-term leases, 21.7% on short-term leases and 2.5% on finance leases.

We manage containers under management agreements that cover portfolios of containers. Our management agreements typically have terms of 10 years and provide that we receive a management fee based upon the actual rental revenue for each container less the actual operating expenses directly attributable to that container. We also receive fees for selling used containers on behalf of container investors.

Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet, and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. The operating results of each segment and details of our revenues for the years ended December 31, 2010, 2009 and 2008, and information regarding the geographic areas in which we do business are summarized in Note 18 to our consolidated financial statements included in this filing. For the year ended December 31, 2010, we recorded total revenue of $77.9 million, net income of $28.4 million and adjusted EBITDA of $64.9 million. A comparison of our 2010 financial results with those of the prior years and a definition of adjusted EBITDA, as well as a reconciliation to the nearest GAAP measure, can be found on Item 6, Selected Financial Data of this Form 10-K filing.

The Company's container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Most of the Company's leasing related revenue is denominated in U.S. dollars. All of the Company's containers are used internationally and no one container is domiciled in one particular place for a prolonged period of time. As such, all of the Company's long-lived assets are considered to be international with no single country of use.

History

We were founded in 1989 by our Chairman, Hiromitsu Ogawa, as a traditional container leasing company that leased containers owned by us to container shipping lines. We were originally incorporated under the name Container Applications International, Inc. in the state of Nevada on August 3, 1989. On February 2, 2007, we were reincorporated under our present name in the state of Delaware.

On May 16, 2007, we completed an initial public offering ("IPO") of our common stock and listed our common stock on the New York Stock Exchange under the symbol "CAP". On April 30, 2008, we acquired CAI Consent Sweden AB (Consent), formerly named Consent Equipment AB, a European container and intermodal equipment leasing company, for $14.6 million in cash (net of $1.3 million cash acquired) and the assumption of approximately $25.7 million in debt. Consent was originally headquartered in Gothenburg, Sweden at the time of its acquisition. In February 2010, Consent's headquarters were transferred to the United Kingdom. Consent also has an office in Delmenhorst, Germany, which has remained open.

Corporate Information

Our corporate headquarters and principal executive offices are located at Steuart Tower, 1 Market Plaza, Suite 900, San Francisco, California 94105. Our telephone number is (415) 788-0100 and our Web Site is located at http://www.capps.com. Our U.S. branch office is located in Charleston, South Carolina. We operate our business in 12 offices in 10 countries including the United States, and have agents in Asia, Europe, South Africa, Australia and South America. Our wholly owned international subsidiaries are located in the United Kingdom, Japan, Malaysia, Sweden, Germany and Barbados. We also own 80% of CAIJ Ltd., which is an investment manager for container investors in Japan.

Industry Overview

We operate in the worldwide intermodal freight container leasing industry. Intermodal freight containers, or containers, are large, standardized steel boxes used to transport cargo by a number of means, including ship, truck and rail. Container shipping lines use containers as the primary means for packaging and transporting freight internationally, principally from export-oriented economies in Asia to North America and Western Europe.

Containers are built in accordance with standard dimensions and weight specifications established by the International Standards Organization (ISO). The industry-standard measurement unit is the 20-foot equivalent unit, or TEU, which compares the size of a container to a standard container 20' in length. For example, a 20' container is equivalent to one TEU and a 40' container is equivalent to two TEUs. The standard dry van containers are eight feet wide, come in lengths of 20'or 40' and are either 8'6" or 9'6" tall. The two principal types of containers are described as follows:

- ***Dry van containers.*** A dry van container is constructed of steel sides, roof and end panel with a set of doors on the other end, a wooden floor and a steel undercarriage. Dry van containers are the least expensive and most commonly used type of container. According to Containerisation International, *World Container Census 2010,* dry van containers comprised approximately 89.2% of the worldwide container fleet, as measured in TEUs, as of mid-2009. They are used to carry general cargo, such as manufactured component parts, consumer staples, electronics and apparel.

- ***Specialized equipment.*** Specialized equipment consist of open-top, flat-racks, palletwide containers, swapbodies, roll trailers, refrigerated containers and tank containers. An open-top container is similar in construction to a dry van container except that the roof is replaced with a tarpaulin supported by removable roof bows. A flat-rack container is a heavily reinforced steel platform with a wood deck and steel end panels. Open-top and flat-rack containers are generally used to move heavy or oversized cargo, such as marble slabs, building products or machinery. Palletwide containers are a type of dry-van container externally similar to ISO standard containers, but internally about two inches wider so as to accommodate two European-sized pallets side-by-side. Swapbodies are a type of dry van container designed to be easily transferred between rail, truck, and barge and are equipped with legs under their frames. Roll trailers are a type of flat-bed trailer equipped with rubber wheels underneath for terminal haulage and stowage on board of roll-on/roll-off vessels. A refrigerated container has an integral refrigeration unit on one end which plugs into an outside power source and is used to transport perishable goods. Tank containers are used to transport bulk products such as chemicals, oils, and other liquids. According to Containerisation International, *World Container Census 2010*, specialized containers comprised approximately 10.8% of the worldwide container fleet, as measured in TEUs, as of mid-2009.

Containers provide a secure and cost-effective method of transportation because they can be used in multiple modes of transportation, making it possible to move cargo from a point of origin to a final destination without repeated unpacking and repacking. As a result, containers reduce transit time and freight and labor costs as they permit faster loading and unloading of shipping vessels and more efficient utilization of transportation containers than traditional bulk shipping methods. The protection provided by containers also reduces damage, loss and theft of cargo during shipment. While the useful economic life of containers varies based upon the damage and normal wear and tear suffered by the container, we estimate that the useful economic life for a dry van container used in intermodal transportation is 12.5 years.

Container shipping lines own and lease containers for their use. Containerisation International, *Market Analysis: World Container Census 2010*, estimates that as of mid-2009, transportation companies (including container shipping lines and freight forwarders), owned approximately 62.2% of the total worldwide container fleet and container leasing companies owned approximately 37.8% of the total worldwide container fleet based on TEUs. Given the uncertainty and variability of export volumes and the fact that container shipping lines have difficulty in accurately forecasting their container requirements at different ports, the availability of containers for lease significantly reduces a container shipping line's need to purchase and maintain excess container inventory. In addition, container leases allow the container shipping lines to adjust their container fleets both seasonally and over time and help to balance trade flows. The flexibility offered by container leasing helps container shipping lines improve their overall fleet management and provides the container shipping lines with an alternative source of financing.

Our Strengths

We believe our strengths include the following:

- *Growth Profile*. We have grown our owned fleet between December 31, 2009 and December 31, 2010 by 77.4%, based on net book value, and 48.0%, based on TEUs, which has resulted in an operating income growth rate of 69.6% for the year ended December 31, 2010, as compared to the year ended December 31, 2009. Although a number of our competitors have bigger container fleets, we believe that we have the ability to manage growth and significantly grow our owned fleet, revenues, and earnings.

- *Profitable and Scalable Business Model with Attractive Return Profile*. We have historically enjoyed strong profitability as a result of our established market presence, financial strength, highly scalable global operating infrastructure, and attractive long-term container leasing industry fundamentals, including:

  (a) The container leasing business is a direct beneficiary of growth in global trade which does not depend on a single market or economy; and

  (b) Containers are a highly standardized, re-marketable asset type, with relatively long useful lives and strong residual values.

- *Strong Capitalization*. We believe we are well-positioned to capitalize on the current market opportunity created as a result of strong growth in global trade in 2010, limited container production in 2010 after a year of minimal production in 2009, and a growing demand for leased containers from commercial shipping lines. As of December 31, 2010, we had $278.3 million of availability under our revolving credit facility, and $115.0 million available for borrowing from a new term loan to invest in additional containers in 2011.

- *Long-standing Container Lessee Relationships with Attractive Credit Characteristics*. As of December 31, 2010, we leased containers to over 280 container lessees, including many of the largest international commercial shipping lines. As of December 31, 2010, we had conducted business with the top 20 lessees of our total fleet, as measured in TEUs, for an average of 14 years. These top 20 lessees had, as of December 31, 2010, a weighted-average Dynamar credit rating of 3.5 on a rating scale of one through ten, with a one representing the strongest credit rating. Dynamar B.V. provides credit ratings to the container leasing industry.

- *Multiple, Diversified Sources of Revenue*. Our business is structured to generate a diversified stream of revenue from multiple sources. We actively manage a mix of owned and managed containers in our fleet to provide us with diversified revenues over long periods of time. When permitted by market conditions, we supplement container rental revenue and management fee revenue with gains on sale of container portfolios that, in certain periods, have generated significant incremental revenue and can facilitate the growth in management fee revenue as we convert containers owned by us to containers managed by us for our container investors. We are also able to diversify our revenue base by managing the mix of containers under long-term, short-term and finance leases. Maintaining a range of lease types and duration allows us to provide services customized to our clients' needs. By having multiple sources of revenue, we believe that we have been able to realize a higher return on assets and equity than would have been possible if our fleet had consisted entirely of containers owned by us. We believe it is important to maintain a balance between the size of our owned fleet and our managed fleet to maintain our multiple sources of revenue.

- *Flexibility to Satisfy Changing Market Demands*. Our operating expertise and financial flexibility enable us to meet the evolving requirements of lessees and container investors. When market conditions permit, we leverage our significant experience in structuring and selling to container investors portfolios of containers and have achieved attractive investment returns in the past. By selling these portfolios to container investors, we have been able to purchase a substantial number of new containers while at the same time maintaining significant borrowing capacity under our credit facilities. This has enabled us to choose when to purchase new containers based upon our expectations of near-term market conditions and quickly respond to the changing demands of lessees for short- and long-term leases.

- *Proprietary, Real-time Information Technology System*. We have developed a proprietary, real-time information technology (IT) system to assist us in managing our container fleet. Our information technology system allows us to monitor lease status, repair billings and contract terms of every individual container in our fleet. By actively maintaining and reviewing this information, we are able to more efficiently manage the logistics and billings of our business. Our proprietary IT system has been essential to providing a high level of customer service and we believe it is scalable to satisfy our future growth without significant capital expenditures.

- *Experienced Management Team*. We have significant experience in the container leasing industry. Our key officers have an average of approximately 24 years of experience in the container leasing industry. In addition, our marketing and operations personnel have developed long-term relationships with leading container shipping lines.

Risks Affecting Us

In operating our business we have faced and will continue to face significant challenges. Our ability to successfully operate our business is subject to numerous risks as discussed more fully in Item 1A entitled "Risk Factors." For example:

- demand for leased containers and per diem rates could decline if the current economic recovery is not sustained and other macroeconomic market conditions affecting the container leasing industry worsen;
- demand from container investors to purchase portfolios of leased containers at prices that are attractive to us could decline;
- container shipping lines could decide to buy rather than lease a larger percentage of the containers they use;
- demand for leased containers by container shipping lines could decrease due to consolidation of container shipping lines or other factors;
- new container prices could increase or decrease unexpectedly;
- shipping could be disrupted by a number of causes, including terrorist attacks and regional economic instability;
- we could lose key members of our senior management;
- our lessees could default on their lease payment obligations to us; and
- we face extensive competition in the container leasing industry.

Any of the above risks, or those set forth in Item 1A, "Risk Factors," could cause our revenue to decline or could otherwise materially and adversely affect our business, financial position and results of operations.

Our Operations

Container Fleet Overview. The table below summarizes the composition of our fleet as of December 31, 2010 by type of container:

	Dry Van Containers	Percent of Total Fleet	Specialized Equipment	Percent of Total Fleet	Total	Percent of Total Fleet
Managed Fleet in TEU	473,772	57.3%	4,836	0.6%	478,608	57.9%
Owned fleet in TEU	316,415	38.3%	31,558	3.8%	347,973	42.1%
Total	790,187	95.6%	36,394	4.4%	826,581	100.0%

Overview of Management Services. We lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of our managed fleet. Our management agreements typically provide that our fee for managing a particular container is based upon the actual net operating revenue for each container, which is equal to the actual rental revenue for a container less the actual operating expenses directly attributable to that container. Management fees are collected monthly or quarterly, depending upon the agreement, and generally are not paid if net operating revenue is zero or less for a particular period. If operating expenses exceed revenue, container investors are required to pay the excess or we may deduct the excess, including our management fee, from future net operating revenue. Under these agreements, we typically receive a commission for selling or otherwise disposing of containers for the container investor. Our management agreements generally require us to indemnify the container investor for liabilities or losses arising out of our breach of our obligations. In return, the container investor typically indemnifies us in our capacity as the manager of the container against breach by the container investor, sales taxes on commencement of the arrangement, withholding taxes on payments to the container investor under the management agreement and any other taxes, other than our income taxes, incurred with respect to the containers that are not otherwise included as operating expenses deductible from revenue. The term of our management agreements is generally 10 years from the acceptance date of containers under the agreement.

Marketing and Operations. Our marketing and operations personnel are responsible for developing and maintaining relationships with our lessees, facilitating lease contracts and maintaining day-to-day coordination of operational issues. This coordination allows us to negotiate lease contracts that satisfy both our financial return requirements and our lessees' operating needs. It also facilitates our awareness of lessees' potential container shortages and their awareness of our available container inventories.

We believe that our long-standing relationships with our lessees and the close communications we maintain with their operating staffs represent an important advantage for us. As of December 31, 2010, we employed 59 people within our marketing and operations group in eight countries. In addition, we have 12 independent agents in 12 other countries that help support our marketing and operations group.

Overview of Our Leases. To meet the needs of our lessees and achieve a favorable utilization rate, we lease containers under three main types of leases:

- *Long-Term Leases.* Our long-term leases specify the number of containers to be leased, the pick-up and drop-off locations, the applicable per diem rate and the contractual term. We typically enter into long-term leases for a fixed term ranging from three to eight years, with five-year term leases being most common. Our long-term leases generally require our lessees to maintain all units on lease for the duration of the lease, which provides us with scheduled lease payments. Some of our long-term leases contain an early termination option and afford the lessee continuing supply and total interchangeability of containers, with the ability to redeliver containers if the lessee's fleet requirements change. Our leases typically require the lessees to pay additional amounts pursuant to retroactive rate adjustments. These rate adjustments have not been material to our results of operations. As of December 31, 2010, approximately 75.8% of our on-lease fleet, as measured in TEUs, was under long-term leases.

- *Short-Term Leases.* Short-term leases include both master interchange leases and customized short-term leases. Master interchange leases provide a master framework pursuant to which lessees can lease containers on an as-needed basis, and thus command a higher per diem rate than long-term leases and more flexible terms. The terms of master interchange leases are typically negotiated on an annual basis. Under our master interchange leases, lessees know in advance their per diem rates and drop-off locations, subject to monthly port limits. We also enter into other short-term leases that typically have a term of less than one year and are generally used for one-way leasing, typically for small quantities of containers. The terms of short-term leases are customized for the specific requirements of the lessee. Short-term leases are sometimes used to reposition containers to high-demand locations and accordingly may contain terms that provide incentives to lessees. As of December 31, 2010, approximately 21.7% of our on-lease fleet, as measured in TEUs, was under short-term leases.

- *Finance Leases.* Finance leases provide our lessees with an alternative method to finance their container acquisitions. Finance leases are long-term in nature, typically ranging from three to five years, and require relatively little customer service attention. They ordinarily require fixed payments over a defined period and provide lessees with a right to purchase the subject containers for a nominal amount at the end of the lease term. Per diem rates under finance leases include an element of repayment of capital and, therefore, typically are higher than per diem rates charged under long-term leases. Finance leases require the container lessee to keep the containers on lease for the entire term of the lease. As of December 31, 2010, approximately 2.5% of our on-lease fleet, as measured in TEUs, was under finance leases.

Our lease agreements contain business terms, such as the per diem rate, term and drop-off schedule, and the general terms and conditions detailing standard rights and obligations. The lease agreement requires lessees to pay the contractual per diem rate, depot charges, taxes and other charges when due, to maintain the containers in good condition and repair, to return the containers in good condition in accordance with the return condition set forth in the lease agreement, to use the containers in compliance with all applicable laws, and to pay us for the value of the container as determined by the lease agreement if the container is lost or destroyed. The default clause in our lease agreement gives us certain legal remedies in the event that a container lessee is in breach of the terms underlying the lease agreement.

Our lease agreements contain an exclusion of warranties clause and require lessees to defend and indemnify us in most instances from third-party claims arising out of the lessee's use, operation, possession or lease of the containers. Lessees are required to maintain physical damage and comprehensive general liability insurance and to indemnify us against loss with respect to the containers. We also maintain our own contingent physical damage and third-party liability insurance that covers our containers during both on-lease and off-lease periods. All of our insurance coverage is subject to annual deductible provisions and per occurrence and aggregate limits.

Underwriting. We lease to container shipping lines, freight forwarders and other transportation companies that meet our credit criteria. Depending on credit limits, our underwriting and credit decisions are controlled by our senior executives or our credit committee. Our credit committee includes our chief executive officer, chief operating officer, interim chief financial officer, and two other members of our senior management. Our credit policy sets different maximum exposure limits depending on our relationship and previous experience with each container lessee. Credit criteria may include, but are not limited to, trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar, operational history and financial strength. Our credit committee monitors our lessees' performance and our lease exposures on an ongoing basis and generally reviews all accounts with receivables over 90 days past due. Our underwriting processes are aided by the long payment experience we have with most of our lessees, our broad network of relationships in the shipping industry that provide current information about our lessees' market reputations and our focus on collections.

Other factors minimizing losses due to default by a lessee include our ability to achieve a high recovery rate for containers in default situations and our ability to efficiently re-lease recovered containers. Many of our lessees call on ports that allow us to seize the lessees' ships or their fuel stocked at depots, or repossess our containers if the container lessee is in default under our container leases. We typically incur operating expenses such as repairs and repositioning when containers are recovered after a container lessee default.

Re-leasing, Logistics Management and Depot Management. We believe that managing the period after termination of our containers' first lease is one of the most important aspects of our business. Successful management of this period requires disciplined re-leasing capabilities, logistics management and depot management.

- *Re-leasing.* Since our leases allow our lessees to return their containers, we typically lease a container several times during the time we manage it as part of our fleet. New containers can usually be leased with a limited sales and customer service infrastructure because initial leases for new containers typically cover large volumes of units and are fairly standardized transactions. Used containers, on the other hand, are typically leased in smaller transactions that are structured to accommodate pick-ups and returns in a variety of locations. Our utilization rates depend on our re-leasing abilities. Factors that affect our ability to re-lease used containers include the size of our lessee base, ability to anticipate lessee needs, our presence in relevant geographic locations and the level of service we provide our lessees. We believe that our global presence and long-standing relationships with over 280 container lessees as of December 31, 2010 provide us an advantage over our smaller competitors in re-leasing our containers.

- *Logistics Management.* The shipping industry is characterized by large regional trade imbalances, with loaded containers generally flowing from export-oriented economies in Asia to North America and Western Europe. Because of these trade imbalances, container shipping lines have an incentive to return leased containers in relatively low export areas to reduce the cost of shipping empty containers. We have managed this structural imbalance of inventories with the following approach:

    - *Limiting or prohibiting container returns to low-demand areas.* In order to minimize our repositioning costs, our leases typically include a list of the specific locations to which containers may be returned, limitations on the number of containers that may be returned to low-demand locations, high drop-off charges for returning containers to low-demand locations or a combination of these provisions;

    - *Taking advantage of the secondary resale market.* In order to maintain a younger fleet age profile, we have aggressively sold our older containers when they are returned to low demand areas;

    - *Developing country-specific leasing markets to utilize older containers in the portable storage market.* In North America and Western Europe, we lease on a limited basis older containers for use as portable storage;

    - *Seeking one-way lease opportunities to move containers from lower demand locations to higher demand locations.* One-way leases may include incentives, such as free days, credits and damage waivers. The cost of offering these incentives is considerably less than the cost we would incur if we paid to reposition the containers; and

    - *Paying to reposition our containers to higher demand locations.* At locations where our inventories remain high, despite the efforts described above, we will selectively choose to ship excess containers to locations with higher demand.

- *Depot Management.* As of December 31, 2010, we managed our container fleet through 221 independent container depot facilities located in 43 countries. Depot facilities are generally responsible for repairing containers when they are returned by lessees and for storing the containers while they are off-hire. Our operations group is responsible for managing our depot contracts and periodically visiting the depot facilities to conduct inventory and repair audits. We also supplement our internal operations group with the use of independent inspection agents. As of December 31, 2010 a large majority of our off-lease inventory was located at depots that are able to report notice of container activity and damage detail via electronic data interchange, or EDI. We use the industry standard, ISO 9897 Container Equipment Data Exchange messages, for EDI reporting.

  Most of the depot agency agreements follow a standard form and generally provide that the depot will be liable for loss or damage of containers and, in the event of loss or damage, will pay us the previously agreed loss value of the applicable containers. The agreements require the depots to maintain insurance against container loss or damage and we carry insurance to cover the risk when a depot's insurance proves insufficient.

Our container repair standards and processes are generally managed in accordance with standards and procedures specified by the Institute of International Container Lessors, or the IICL. The IICL establishes and documents the acceptable interchange condition for containers and the repair procedures required to return damaged containers in acceptable interchange condition. When containers are returned by lessees, the depot arranges an inspection of the containers to assess the repairs required to return the containers to acceptable IICL condition. As part of the inspection process, damages are categorized either as lessee damage or normal wear and tear. Items typically designated as lessee damage include dents in the container and debris left in the container, while items such as rust are typically designated as normal wear and tear. In general, lessees are responsible for the lessee damage portion of repair costs and we are responsible for normal wear and tear. For an additional fee, we sometimes offer our lessees a container damage protection plan, pursuant to which we assume financial responsibility for repair costs up to a pre-negotiated amount.

Investors. We have historically sold portfolios of leased containers to investment entities located in Germany, Switzerland, Austria and Japan. The investment entities that typically have purchased containers from us are funds with many underlying investors. In Germany, these funds are frequently referred to as "KG Funds" although similar types of funds exist in other countries. These funds are formed by investment arrangers who act as financial intermediaries between lessors of containers and other shipping assets. We are contacted on a regular basis by independent investment arrangers who are interested in assisting us with arranging sales of container portfolios. These independent investment arrangers will either seek out investments in leased assets on behalf of an investment fund or a group of investors or will work with us to identify an investor or group of investors to invest in a pool of leased assets. Our 80%-owned subsidiary, CAIJ Ltd., acts as investment arranger for sales of containers by us in Japan and manages container leases for investors in Japan.

Customer Concentration. Our customers include container lessees and container investors to whom we have sold container portfolios and for whom we manage containers.

- *Container Leasing Segment Concentration.* Revenue from our ten largest container lessees represented 54.0% of the revenue from our container leasing segment for the year ended December 31, 2010, with revenue from our single largest container lessee accounting for 8.3%, or $5.4 million, of revenue from our container leasing segment during such period. This $5.4 million of revenue represented 6.9% of our total revenue for this period. The largest lessees of our owned fleet are often among the largest lessees of our managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

- *Container Management Segment Concentration.* A substantial majority of our container management segment revenue is derived from container investors associated with five different investment arrangers located in Germany, Switzerland, Austria and Japan. These arrangers are typically in the business of identifying and organizing investors for a variety of investment vehicles and compete with other institutions in these and other countries that perform similar functions. Container investors associated with five investment arrangers represented 80.9% of the Company's container management revenue for the years ended December 31, 2010. Revenue from the two largest container investors, IGB Container GmbH & Co. KG (IGB) and P&R Equipment and Finance Corp. (P&R), represented 24.2%, or $2.5 million, and 22.4% or $2.3 million, respectively, of revenue from the Company's container management segment during the year ended December 31, 2010. The combined revenue of $4.8 million associated with the two largest investment arrangers represented 6.2% of total revenue for the year ended December 31, 2010. The willingness of investment arrangers to continue to form entities that invest in containers will depend upon a number of factors outside of our control, including the laws in the countries in which they are domiciled, the tax treatment of an investment or restrictions on foreign investments. If changes in tax laws in any country or other conditions make investments in containers less attractive, we will need to identify new container investors in other jurisdictions. If we are unable to identify new investors to offset decreases in demand, our gain on sale of container portfolios will decrease almost immediately, and management fee revenues will decrease if existing management agreements that terminate are not replaced by new management agreements.

Proprietary Real-time Information Technology System. Our proprietary real-time information technology system tracks all of our containers individually by container number, provides design specifications for the containers, tracks on-lease and off-lease transactions, matches each on-lease container to a lease contract and each off-lease container to a depot contract, maintains the major terms for each lease contract, tracks accumulated depreciation, calculates the monthly bill for each container lessee and tracks and bills for container repairs. Most of our depot activity is reported electronically, which enables us to prepare container lessee bills and calculate financial reporting information more efficiently.

In addition, our system allows our lessees to conduct business with us through the Internet. This allows our lessees to review our container inventories, monitor their on-lease information, view design specifications and receive information on maintenance and repair. Many of our lessees receive billing and on- and off- lease information from us electronically.

Our Suppliers. We purchase most of our containers in China from manufacturers that have met our qualification requirements. We are currently not dependent on any single manufacturer. We have long-standing relationships with all of our major container suppliers. Our technical services personnel review the designs for our containers and periodically audit the production facilities of our suppliers. In addition, we contract with independent third-party inspectors to monitor production at factories while our containers are being produced. This provides an extra layer of quality control and helps ensure that our containers are produced in accordance with our specifications.

Our Competition

We compete primarily with other container leasing companies, including both larger and smaller lessors. We also compete with bank leasing companies offering long-term operating leases, finance leases and container shipping lines, which sometimes lease their excess container inventory. Other participants in the shipping industry, such as container manufacturers, may also decide to enter the container leasing business. It is common for container shipping lines to utilize several leasing companies to meet their container needs and to minimize reliance on individual leasing companies.

Our competitors compete with us in many ways, including pricing, lease flexibility, supply reliability, customer service and the quality and condition of containers. Some of our competitors have greater financial resources than we do, or are affiliates of larger companies. We emphasize the quality of our fleet, supply reliability and high level of customer service to our container lessees. We focus on ensuring adequate container availability in high-demand locations, dedicate large portions of our organization to building relationships with lessees, maintain close day-to-day coordination with lessees and have developed a proprietary information technology system that allows our lessees to access real-time information about their containers.

Seasonality

We experience seasonal increased demand for containers in the several months leading up to the holiday season in the United States and Europe and higher demand for purchasing containers by container investors toward the end of the calendar year, a higher proportion of our container sales to investors has typically occurred in the second half of each calendar year. By comparison, our container rental revenue and management fee revenue have historically fluctuated much less than our sale of container portfolios, although container rental revenue and management revenue may also fluctuate significantly in future periods based upon the level of demand by container shipping lines for leased containers, our ability to maintain a high utilization rate of containers in our total fleet, changes in per diem rates for leases and fluctuations in operating expenses.

Environmental Matters

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and third-party claims for property or natural resource damage and personal injury, as a result of violations of environmental laws and regulations in connection with our or our lessees' current or historical operations. Under some environmental laws in the United States and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain liability insurance coverage and typically require our lessees to provide us with indemnity against certain losses, the insurance coverage is subject to large deductibles, limits on maximum coverage and significant exclusions and may not be sufficient or available to protect against any or all liabilities and such indemnities may not cover or be sufficient to protect us against losses arising from environmental damage.

Regulation

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972, as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur increased compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet any new requirements imposed by such regulations.

Employees

As of December 31, 2010, we employed 89 employees worldwide. We are not a party to any collective bargaining agreements. We believe that relations with our employees are good.

ITEM 1A. RISK FACTORS

In addition to the other information contained in this Annual Report on Form 10-K, we have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. Investors should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and investors may lose all or part of their investment. This section should be read in conjunction with our audited consolidated financial statements and related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.

The risks and uncertainties described below are not the only ones that we face. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and the Container Leasing Industry

The demand for leased containers depends on many political, economic and other factors beyond our control.

Substantially all of our revenue comes from activities related to the leasing of containers. Our ability to continue successfully leasing containers to container shipping lines, earning management fees on leased containers and attracting container investors to purchase container portfolios from us depends in part upon the continued demand for leased containers. The demand for containers is affected by numerous factors.

Demand for containers depends largely on the rate of world trade and economic growth, with consumer demand being one of the most critical factors affecting this growth. Economic downturns in one or more countries, particularly in the United States, China and other countries with consumer-oriented economies, could result in a reduction in world containerized trade growth or in demand by container shipping lines for leased containers. Most of the container investor programs into which we sell container portfolios employ a certain amount of debt in order to increase investor equity returns. The more difficulty container investors have in being able to access debt for future investment programs, increases the potential that we may not be able to sell containers to investor programs in the future. In such case, our revenue, net income and cash flow will be lower, which will limit the level of growth in our operating fleet that we might otherwise be able to attain.

Economic recessions may result in a decline in the future demand for shipping containers by our customers and could lead to an increase in the number of containers returned to us, reduce our container rental revenue, reduce utilization of our fleet, increase our operating expenses (such as storage, bad debt and repositioning costs) and have an adverse effect on our future financial performance. Much of our leasing business involves shipments of goods exported from Asia. From time to time, there have been economic disruptions, health scares (such as SARS, H1N1 flu), financial turmoil, natural disasters and political instability in Asia and in the Middle East. If these events were to occur in the future, they could adversely affect our container lessees and the general demand for shipping and lead to reduced demand for leased containers or otherwise adversely affect us. Other general factors affecting demand for leased containers, utilization and per diem rates include the following:

- available supply and prices of new and used containers;
- economic conditions and competitive pressures in the shipping industry;
- shifting trends and patterns of cargo traffic;
- the availability and terms of container financing;
- fluctuations in interest rates and foreign currency values;
- overcapacity or undercapacity of the container manufacturers;
- the lead times required to purchase containers;
- the number of containers purchased by competitors and container lessees;
- container ship fleet overcapacity or undercapacity;

- increased repositioning by container shipping lines of their own empty containers to higher-demand locations in lieu of leasing containers from us;
- consolidation or withdrawal of individual container lessees in the container shipping industry;
- import/export tariffs and restrictions;
- customs procedures, foreign exchange controls and other governmental regulations;
- natural disasters that are severe enough to affect local and global economies;
- political and economic factors;
- currency exchange rates; and
- future regulations which could restrict our current business practices and increase our cost of doing business.

All of these factors are inherently unpredictable and beyond our control. These factors will vary over time, often quickly and unpredictably, and any change in one or more of these factors may have a material adverse effect on our business and results of operations. Many of these factors also influence the decision by our customers to lease or buy containers. Should one or more of these factors influence our customers to buy a larger percentage of the containers they operate, our utilization rate would decrease, resulting in decreased revenue and increased storage and repositioning costs.

Recent turmoil in the Middle East and North Africa could cause increases in oil prices or disruptions in oil supplies which could substantially affect global trade and our business.

Recent protests, violence and political instability in certain Middle East and North African countries have increased the risk of political turmoil spreading through the region. Such events could cause the price of oil to increase or disrupt world oil supplies. Our business is dependent on the volume of global trade. Such events could cause substantial volatility in the U.S. and world financial markets and global trade, which could harm our business.

Our Results of Operations Could be Affected by Natural Events in the Locations in Which We or Our Customers or Suppliers Operate.

We have operations in locations subject to natural disasters such as severe weather and geological events that could disrupt our operations. In addition, our suppliers and customers also have operations in such locations. Such an event occurred in Japan on March 11, 2011, where the Northern region of Japan experienced a severe earthquake, followed by a series of tsunamis. In addition to the negative direct economic effects to the Japanese economy, the country's position as a major exporter in the world may result in a regional or global downturn in economic activity. The degree to which the earthquake in Japan will have an economic disruption on the regional and global economies remains uncertain at this time, however, the result may be a decrease in demand for leased containers that would have an adverse impact on our financial condition and operations.

Our operating results have fluctuated significantly in the past and may fluctuate significantly in the future.

Our revenue comes primarily from the leasing of containers owned by us, management fees earned on containers owned by container investors and gain on sale of container portfolios to container investors. Historically, our annual and quarterly total revenues, net income and cash flows have fluctuated significantly as a result of fluctuations in our gain on sale of container portfolios. Selling containers to container investors has very little associated incremental expense, which means that our quarterly results may fluctuate significantly depending upon the amount of gain or loss on sale of container portfolios, if any, we realize in a quarter.

Due to seasonal increased demand for containers in the several months leading up to the holiday season in the United States and Europe and higher demand for purchasing containers by container investors toward the end of the calendar year, a higher proportion of our container sales to investors has typically occurred in the second half of each calendar year. Although by comparison our container rental revenue and management fee revenue have historically fluctuated much less than our gain or loss on sale of container portfolios, container rental revenue and management revenue may also fluctuate significantly in future periods based upon the level of demand by container shipping lines for leased containers, our ability to maintain a high utilization rate of containers in our total fleet, changes in per diem rates for leases and fluctuations in operating expenses.

Our container portfolio sale activities in the future may result in lower gains or losses on sales of containers to investors.

Our revenue from gain on sale of container portfolios depends on our ability to make a profit on containers that we purchase and then resell to container investors. We typically enter into firm purchase orders for containers before we begin finding lessees for the containers, and the time necessary to lease these containers may be much longer than we anticipate. The price that a container investor is willing to pay for a portfolio of containers depends on a number of factors, including the historical and future expected cash flows from the portfolio to the container investor, the credit ratings of the lessees, the mix of short-term and long-term leases, the number of TEUs in the portfolio, the timing of the sale and alternative investment opportunities available to the container investor. If any of these factors changes unexpectedly during the period between the date of our purchase order to the date a container investor purchases the container from us, we may recognize a lower gain on sale of the containers to investors, sell them to container investors at a loss or retain them as part of our owned fleet.

Per diem rates for our leased containers may decrease, which would have a negative effect on our business and results of operations.

Per diem rates for our leased containers depend on a large number of factors, including the following:

- the type and length of the lease;
- embedded residual assumptions;
- the type and age of the container;
- the number of new containers available for lease by our competitors;
- the location of the container being leased; and
- the price of new containers.

Because steel is the major component used in the construction of new containers, the price of new containers and per diem rates on new containers are highly correlated with the price of raw steel. In the late 1990s, new container prices and per diem rates declined because of, among other factors, a drop in worldwide steel prices and a shift in container manufacturing from Taiwan and Korea to areas in mainland China with lower labor costs. From 2003 to 2004, and again in the second half of 2006, container prices and leasing rates increased partially due to an increase in worldwide steel prices. Similarly, container prices during the first nine months of 2008 rose from their 2007 levels partially due to higher commodity prices. There has been a decrease in steel prices since the beginning of September 2008 and it is believed there has been reduced demand for newly manufactured containers by our customers and competitors. In 2010 and the first quarter of 2011 container prices have increased due to limited production by container manufacturers and the rising commodity cost. We cannot predict container prices in the future. If newly manufactured container prices decline, we may need to lease the containers at low return rates or at a loss.

Per diem rates may be negatively impacted by the entrance of new leasing companies, overproduction of new containers by manufacturers and over-buying of containers by container shipping lines and leasing competitors. For example, during 2001 and again in 2005, overproduction of new containers, coupled with a build-up of container inventories in Asia by leasing companies and container shipping lines, led to decreasing per diem rates and utilization rates. In 2007, competitive pressures also reduced per diem rates. In the event that the container shipping industry were to be characterized by overcapacity in the future, or if available supply of containers were to increase significantly as a result of, among other factors, new companies entering the business of leasing and selling containers, both utilization and per diem rates may decrease, adversely affecting our revenue and operating results.

A reduction in the willingness of container investors to have us manage their containers could adversely affect our business, results of operations and financial condition.

A significant percentage of our revenue is attributable to management fees earned on services related to the leasing of containers owned by container investors. This revenue has very low direct operating costs associated with it. Accordingly, fluctuations in our management fee revenue in any period will have a significant impact on our profitability in that period. If we fail to meet performance requirements contained in our management agreements, container investors may seek to terminate these agreements.

If one or more container investors terminated their management agreements, our management revenue would be adversely affected and our ability to sell container portfolios to investors could be severely impaired. However, no container investor has notified the Company of its decision to terminate its management agreement and management does not currently expect any container investor to terminate its agreement. Moreover, our ability to continue to attract new management contracts depends upon a number of factors, including our ability to lease containers on attractive lease terms and to efficiently manage the repositioning and disposition of containers. In the event container investors perceive another container leasing company as better able to provide them with a stable and attractive rate of return, existing contracts may not be renewed, and we may lose management contract opportunities in the future, which could affect our business, results of operations and financial condition.

Please see risk factor "We derive a substantial portion of our revenue for each of our container management and container leasing segments from a limited number of container investors and container lessees, respectively. The loss of, or reduction in business by, any of these container investors or container lessees could result in a significant loss of revenue and cash flow." on page 16.

Gains and losses associated with the disposition of used equipment may fluctuate and adversely affect our results of operations.

We regularly sell used, older containers upon lease expiration. The residual values of these containers therefore affect our profitability. The volatility of the residual values of such containers may be significant. These values depend upon, among other factors, raw steel prices, applicable maintenance standards, refurbishment needs, comparable new container costs, used container availability, used container demand, inflation rates, market conditions, materials and labor costs and equipment obsolescence. Most of these factors are outside of our control.

Containers are typically sold if it is in the best interest of the owner to do so after taking into consideration earnings prospects, book value, remaining useful life, repair condition, suitability for leasing or other uses and the prevailing local sales price for containers. Gains or losses on the disposition of used container equipment and the sales fees earned on the disposition of managed containers will also fluctuate and may be significant if we sell large quantities of used containers.

We may incur significant costs to reposition containers.

When lessees return containers to locations where supply exceeds demand, we routinely reposition containers to higher demand areas. Repositioning expenses vary depending on geographic location, distance, freight rates and other factors, and may not be fully covered by drop-off charges collected from the last lessee of the containers or pick-up charges paid by the new lessee. We seek to limit the number of containers that can be returned and impose surcharges on containers returned to areas where demand for such containers is not expected to be strong. However, market conditions may not enable us to continue such practices. In addition, we may not accurately anticipate which port locations will be characterized by high or low demand in the future, and our current contracts will not protect us from repositioning costs if ports that we expect to be high-demand ports turn out to be low-demand ports at the time leases expire.

Lessee defaults may adversely affect our business, results of operations and financial condition by decreasing revenue and increasing storage, repositioning, collection and recovery expenses.

Our containers are leased to numerous container lessees. Lessees are required to pay rent and indemnify us for damage to or loss of containers. Lessees may default in paying rent and performing other obligations under their leases. A delay or diminution in amounts received under the leases (including leases on our managed containers), or a default in the performance of maintenance or other lessee obligations under the leases could adversely affect our business, results of operations and financial condition and our ability to make payments on our debt.

Our cash flows from containers, principally container rental revenue, management fee revenue, gain on sale of container portfolios, gain on disposition of used equipment and commissions earned on the sale of containers on behalf of container investors, are affected significantly by the ability to collect payments under leases and the ability to replace cash flows from terminating leases by re-leasing or selling containers on favorable terms. All of these factors are subject to external economic conditions and the performance by lessees and service providers that are not within our control.

When lessees default, we may fail to recover all of our containers and the containers we do recover may be returned to locations where we will not be able to quickly re-lease or sell them on commercially acceptable terms. We may have to reposition these containers to other places where we can re-lease or sell them, which could be expensive depending on the locations and distances involved. Following repositioning, we may need to repair the containers and pay container depots for storage until the containers are re-leased. For our owned containers these costs will directly reduce our income before taxes and for our managed containers, lessee defaults will increase operating expenses, and thus reduce our management fee revenue. The Company is recovering equipment and incurring expenses for its account and for the account of container investors related to these customer defaults. We maintain insurance to reimburse the Company and container investors for such customer defaults. The insurance agreements are subject to deductibles of up to $3.0 million per occurrence and have significant exclusions and, therefore, may not be sufficient to prevent us from suffering material losses. Additionally, the increase in claims made by the Company under such insurance agreements may result in such insurance not being available to us in the future on commercially reasonable terms, or at all.

Our level of indebtedness reduces our financial flexibility and could impede our ability to operate.

We intend to borrow additional amounts under our credit facilities to purchase containers and make acquisitions and other investments. We expect that we will maintain a significant amount of indebtedness on an ongoing basis. Our borrowings under our revolving credit facility are due and payable on September 25, 2014. The term loan agreement that we entered into with a consortium of banks in December 2010 allows us to borrow up to $300.0 million. Any unpaid principal on this loan is due on December 23, 2016. There is no assurance that we will be able to refinance our outstanding indebtedness, or if refinancing is available, that it can be obtained on terms that we can afford. The capital markets are currently experiencing a high degree of volatility. To the extent that volatility in the capital markets occurs, the Company's access to capital may become limited and its borrowing costs may materially increase.

On March 11, 2011 the Company entered into an Amendment to the Term Loan Agreement that reduces the quarterly payments of principal for the $185.0 million initially borrowed to $3.7 million each (e.g. 2.0% of the drawn amount) for the first 23 quarterly payment dates with a final payment of $99.9 million (54.0% of the drawn amount) due on December 20, 2016.

Our credit facilities require us to pay a variable rate of interest, which will increase or decrease based on variations in certain financial indexes, and fluctuations in interest rates can significantly decrease our profits. We do not have any material amounts of hedge or similar contracts that would protect us against changes in interest rates.

The amount of our indebtedness could have important consequences for you, including the following:

- requiring us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, thereby reducing funds available for operations, future business opportunities and other purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- making it more difficult for us to satisfy our debt obligations, and any failure to comply with such obligations, including financial and other restrictive covenants, could result in an event of default under the agreements governing such indebtedness, which could lead to, among other things, an acceleration of our indebtedness or foreclosure on the assets securing our indebtedness, which could have a material adverse effect on our business or financial condition;
- limiting our ability to borrow additional funds, or to sell assets to raise funds, if needed, for working capital, capital expenditures, acquisitions or other purposes; and
- increasing our vulnerability to general adverse economic and industry conditions, including changes in interest rates.

Our debt and capital lease obligations were $260.5 million as of December 31, 2010. We may not generate sufficient cash flow from operations to service and repay our debt and related obligations and have sufficient funds left over to achieve or sustain profitability in our operations, meet our working capital and capital expenditure needs or compete successfully in our industry

We may incur future asset impairment charges.

An asset impairment charge may result from the occurrence of unexpected adverse events or management decisions that impact our estimates of expected cash flows generated from our long-lived assets. We regularly review our long-lived assets for impairment, including when events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We may be required to recognize asset impairment charges in the future as a result of reductions in demand for specific container types, a weak economic environment, challenging market conditions, events related to particular customers or asset type, or as a result of asset or portfolio sale decisions by management.

The container investors that purchase containers from us are located in four countries and a change in the conditions and laws in any of these countries could significantly reduce demand by container investors to purchase containers.

The container investors that have historically purchased containers from us are located in Germany, Switzerland, Austria and Japan. The willingness of these investors to continue to purchase containers from us will depend upon a number of factors outside of our control, including the laws in the countries in which they are domiciled, the tax treatment of an investment and restrictions on foreign investments. If a change in tax laws or other conditions makes investments in containers less attractive, we will need to identify new container investors. The process of identifying new container investors and selling containers to them could be lengthy and we may not be able to find new container investors in these circumstances, which would result in a substantial reduction in the amount of gain on sale of container portfolios and cash flow.

We derive a substantial portion of our revenue for each of our container management and container leasing segments from a limited number of container investors and container lessees, respectively. The loss of, or reduction in business by, any of these container investors or container lessees could result in a significant loss of revenue and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenue and cash flow from a limited number of container investors and container lessees. Our business comprises two reportable segments for financial statement reporting purposes: container management and container leasing. The operating results of each segment and details of our revenues by for the years ended December 31, 2010, 2009 and 2008 are summarized in Note 18 to our consolidated financial statements included in this filing. Revenue for our container management segment comes primarily from container investors that purchase portfolios of containers and then pay us to manage the containers for them. Revenue for our container leasing segment comes primarily from container lessees that lease containers from our owned fleet.

Revenue from our ten largest container lessees represented 54.0% of the revenue from our container leasing segment for the year ended December 31, 2010, with revenue from our single largest container lessee accounting for 8.3%, or $5.4 million, of revenue from our container leasing segment during such period. This $5.4 million of revenue represented 6.9% of our total revenue for this period. We do not distinguish between our owned fleet and our managed fleet when we enter into leases with container shipping lines. Accordingly, the largest lessees of our owned fleet are typically among the largest lessees of our managed fleet, and our management fee revenue is based in part on the number of managed containers on lease to container lessees. As a result, the loss of, or default by, any of our largest container lessees could have a material adverse effect on the revenue for both our container management segment and our container leasing segment. In addition, many of the management agreements with our container investors contain performance criteria, such as minimum per diem net income per container or minimum utilization rates for the pool of containers owned by the container investors. In the event we fail to meet one or more of these criteria in a management agreement, the independent investment arrangers who typically act on behalf of container investors may have the right to terminate the management agreement. In the year ended December 31, 2010, container investors associated with five investment arrangers represented 80.9% of our container management revenue. If we were to not perform our obligations as a container manager under the management agreements controlled by an independent investment arranger, the independent investment manager could decide to terminate all of the management agreements under which we have not performed our obligations. Managed containers associated with our single largest container investor accounted for 24.2%, or $2.5 million, of revenue from our container management segment during the year ended December 31, 2010. This $2.5 million of revenue represented 3.2% of our total revenue for this period. The termination of the management agreements under the control of a single investment arranger or the loss of our largest container investor as a management services customer could have a material adverse effect on the revenue for our container management segment.

Consolidation and concentration in the container shipping industry could decrease the demand for leased containers.

We primarily lease containers to container shipping lines. We believe container shipping lines require two TEUs of available containers for every TEU of capacity on their container ships. The container shipping lines have historically relied on a large number of leased containers to satisfy their needs. Consolidation of major container shipping lines could create efficiencies and decrease the demand that container shipping lines have for leased containers because they may be able to fulfill a larger portion of their needs through their owned container fleets. It could also create concentration of credit risk if the number of our container lessees decreases due to consolidation. Additionally, large container shipping lines with significant resources could choose to manufacture their own containers, which would decrease their demand for leased containers and could have an adverse impact on our business.

As we increase the number of containers in our owned fleet, we will be subject to significantly greater ownership risks.

The number of containers in our owned fleet fluctuates over time as we purchase new containers and sell containers to container investors or into the secondary resale market. As part of our strategy, we plan to increase both the number of owned containers as well as the number of managed containers in our fleet. We believe we will be able to find container investors to purchase the desired portion of the new containers that we purchase and lease. If we are unable to locate container investors to purchase these containers, we will operate the containers as part of our owned fleet. Ownership of containers entails greater risk than management of containers for container investors, because as we increase the number of containers in our owned fleet, we are subject to an increased level of risk from loss or damage to equipment, financing costs, changes in per diem rates, re-leasing risk, changes in utilization rates, lessee defaults, repositioning costs, storage expenses, impairment charges and changes in sales price upon disposition of containers.

As we increase the number of containers in our owned fleet we will have significantly more capital at risk and may not be able to satisfy the future capital requirements of our container management business.

As we increase the number of containers in our owned fleet, either as a result of planned growth in our owned fleet or as a result of our inability to sell containers to container investors, we may need to maintain higher debt balances which may adversely affect our return on equity and reduce our capital resources, including our ability to borrow money to continue expanding our managed fleet. Future borrowings may not be available under our credit facilities or we may not be able to refinance the facility, if necessary, on commercially reasonable terms or at all. We may need to raise additional debt or equity capital in order to fund our business, expand our sales activities and/or respond to competitive pressures. We may not have access to the capital resources we desire or need to fund our business. These effects, among others, may reduce our profitability and adversely affect our plans to continue the expansion of the container management portion of our business.

Our container lessees prefer newer containers, so to stay competitive we must continually add new containers to our fleet. If we are unable to make necessary capital expenditures, our fleet of containers may be less desirable to our container lessees and our profitability could suffer.

Changes in market price, availability or transportation costs of containers could adversely affect our ability to maintain our supply of containers.

We currently purchase almost all of our containers from manufacturers based in China. If it became more expensive for us to procure containers in China or to transport these containers at a low cost from China to the locations where they are needed by our container lessees because of changes in exchange rates between the U.S. Dollar and Chinese Yuan, further consolidation among container suppliers, increased tariffs imposed by the United States or other governments or for any other reason, we may have to seek alternative sources of supply. While we are not currently dependent on any single current manufacturer of our containers, we may not be able to make alternative arrangements quickly enough to meet our container needs, and the alternative arrangements may increase our costs. The availability of containers depends significantly on the availability and cost of steel in China. If a shortage of steel develops either in China or worldwide, container manufacturers may not be able to meet our demand for new containers which would limit our ability to add new containers to our fleet.

Terrorist attacks, the threat of such attacks, piracy or the outbreak of war and hostilities could negatively impact our operations and profitability and may expose us to liability.

Terrorist attacks and the threat of such attacks have contributed to economic instability in the United States and elsewhere, and further acts or threats of terrorism, violence, war or hostilities could similarly affect world trade and the industries in which we and our container lessees operate. For example, worldwide containerized trade dramatically decreased in the immediate aftermath of the September 11, 2001 terrorist attacks in the United States, which affected demand for leased containers. In addition, terrorist attacks, threats of terrorism, piracy or threats thereof, violence, war or hostilities may directly impact ports, depots, our facilities or those of our suppliers or container lessees and could impact our sales and our supply chain. A severe disruption to the worldwide ports system and flow of goods could result in a reduction in the level of international trade and lower demand for our containers. We maintain liability insurance that we believe would apply to claims arising from a terrorist attack, and our lease agreements require our lessees to indemnify us for all costs, liabilities and expenses arising out of the use of our containers, including property damage to the containers, damage to third-party property and personal injury. However, our lessees may not have adequate resources to honor their indemnity obligations and our insurance coverage is subject to large deductibles, a $20.0 million limit on coverage and significant exclusions. Accordingly, we may not be protected from liability (and expenses in defending against claims of liability) arising from a terrorist attack.

Our senior executives are critical to the success of our business and our inability to retain them or recruit new personnel could adversely affect our business.

Most of our senior executives and other management-level employees have over ten years of industry experience. We rely on this knowledge and experience in our strategic planning and in our day-to-day business operations. Our success depends in large part upon our ability to retain our senior management, the loss of one or more of whom could have a material adverse effect on our business. Our success also depends on our ability to retain our experienced sales force and technical personnel as well as recruiting new skilled sales, marketing and technical personnel. Competition for these individuals in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new container lessees and provide acceptable levels of customer service could suffer.

We rely on our proprietary information technology system to conduct our business. If this system fails to adequately perform its functions, or if we experience an interruption in its operation, our business, results of operations and financial prospects could be adversely affected.

The efficient operation of our business is highly dependent on our proprietary information technology system. We rely on our system to track transactions, such as repair and depot charges and changes to book value, and movements associated with each of our owned or managed containers. We use the information provided by this system in our day-to-day business decisions in order to effectively manage our lease portfolio and improve customer service. We also rely on it for the accurate tracking of the performance of our managed fleet for each container investor. The failure of our system to perform as we expect could disrupt our business, adversely affect our results of operations and cause our relationships with lessees and container investors to suffer. In addition, our information technology system is vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failures and viruses. Any such interruption could have a material adverse effect on our business, results of operations and financial prospects.

We will require a significant amount of cash to service and repay our outstanding indebtedness and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and repay our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. Based on the balance of our long-term indebtedness as of December 31, 2010, we will require approximately $37.1 million to service our current indebtedness in the year ending December 31, 2011. It is possible that:

- our business will not generate sufficient cash flow from operations to service and repay our debt and to fund working capital requirements and planned capital expenditures;

- future borrowings will not be available under our current or future credit facilities in an amount sufficient to enable us to refinance our debt; or

- we will not be able to refinance any of our debt on commercially reasonable terms or at all.

Our credit facilities impose, and the terms of any future indebtedness may impose, significant operating, financial and other restrictions on us and our subsidiaries.

Restrictions imposed by our credit facilities will limit or prohibit, among other things, our ability to:

- incur additional indebtedness;
- pay dividends on or redeem or repurchase our stock;
- enter into new lines of business;
- issue capital stock of our subsidiaries;
- make loans and certain types of investments;
- create liens;
- sell certain assets or merge with or into other companies;
- enter into certain transactions with stockholders and affiliates; and
- restrict dividends, distributions or other payments from our subsidiaries.

These restrictions could adversely affect our ability to finance our future operations or capital needs and pursue available business opportunities. A breach of any of these restrictions, including breach of financial covenants, could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and fees, to be immediately due and payable and proceed against any collateral securing that indebtedness, which will constitute substantially all of our container assets.

We face extensive competition in the container leasing industry.

We may be unable to compete favorably in the highly competitive container leasing and container management businesses. We compete with a number of major leasing companies, many smaller lessors, manufacturers of container equipment, companies and financial institutions offering finance leases, promoters of container ownership and leasing as a tax-efficient investment, container shipping lines, which sometimes lease their excess container stocks, and suppliers of alternative types of containers for freight transport. Some of these competitors have greater financial resources and access to capital than we do. Additionally, some of these competitors may have large, underutilized inventories of containers, which could lead to significant downward pressure on per diem rates, margins and prices of containers.

Our business requires large amounts of working capital to fund our operations. We are aware that some of our competitors have recently had ownership changes. As a consequence, these competitors may have greater resources available to aggressively seek to expand their market share. This could include offering lease rates with which we cannot effectively compete. We cannot assure you that we will be able to compete successfully against these competitors.

Competition among container leasing companies depends upon many factors, including, among others, per diem rates; lease terms, including lease duration, drop-off restrictions and repair provisions; customer service; and the location, availability, quality and individual characteristics of containers. New entrants into the leasing business have been attracted by the high rate of containerized trade growth in recent years. New entrants may be willing to offer pricing or other terms that we are unwilling or unable to match. As a result, we may not be able to maintain a high utilization rate or achieve our growth plans.

The international nature of our business exposes us to numerous risks.

Our ability to enforce lessees' obligations will be subject to applicable law in the jurisdiction in which enforcement is sought. As containers are predominantly located on international waterways, it is not possible to predict, with any degree of certainty, the jurisdictions in which enforcement proceedings may be commenced. For example, repossession from defaulting lessees may be difficult and more expensive in jurisdictions in which laws do not confer the same security interests and rights to creditors and lessors as those in the United States and in jurisdictions where recovery of containers from defaulting lessees is more cumbersome. As a result, the relative success and expedience of enforcement proceedings with respect to containers in various jurisdictions cannot be predicted.

We are also subject to risks inherent in conducting business across national boundaries, any one of which could adversely impact our business. These risks include:

- regional or local economic downturns;
- changes in governmental policy or regulation;
- restrictions on the transfer of funds into or out of the country;
- import and export duties and quotas;
- domestic and foreign customs and tariffs;
- international incidents;
- war, hostilities, terrorist attacks, piracy, or the threat of any of these events;
- government instability;
- nationalization of foreign assets;
- government protectionism;
- compliance with export controls, including those of the U.S. Department of Commerce;
- compliance with import procedures and controls, including those of the U.S. Department of Homeland Security;
- consequences from changes in tax laws, including tax laws pertaining to the container investors;
- potential liabilities relating to foreign withholding taxes;
- labor or other disruptions at key ports;
- difficulty in staffing and managing widespread operations; and
- restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions.

One or more of these factors could impair our current or future international operations and, as a result, harm our overall business.

We may incur costs associated with new security regulations, which may adversely affect our business, financial condition and results of operations.

We may be subject to regulations promulgated in various countries, including the United States, seeking to protect the integrity of international commerce and prevent the use of containers for international terrorism or other illicit activities. For example, the Container Security Initiative, the Customs-Trade Partnership Against Terrorism and Operation Safe Commerce are among the programs administered by the U.S. Department of Homeland Security that are designed to enhance security for cargo moving throughout the international transportation system by identifying existing vulnerabilities in the supply chain and developing improved methods for ensuring the security of containerized cargo entering and leaving the United States. Moreover, the International Convention for Safe Containers, 1972 (CSC), as amended, adopted by the International Maritime Organization, applies to new and existing containers and seeks to maintain a high level of safety of human life in the transport and handling of containers by providing uniform international safety regulations. As these regulations develop and change, we may incur compliance costs due to the acquisition of new, compliant containers and/or the adaptation of existing containers to meet new requirements imposed by such regulations. Additionally, certain companies are currently developing or may in the future develop products designed to enhance the security of containers transported in international commerce. Regardless of the existence of current or future government regulations mandating the safety standards of intermodal shipping containers, our competitors may adopt such products or our container lessees may require that we adopt such products. In responding to such market pressures, we may incur increased costs, which could have a material adverse effect on our business, financial condition and results of operations.

We operate in numerous tax jurisdictions. A taxing authority within any of these jurisdictions may challenge our operating structure which could result in additional taxes, interest and penalties that could materially impact our financial conditions and our future financial results.

We have implemented a number of structural changes with respect to our international subsidiaries in an effort to reduce our income tax obligations in countries in which we operate. There can be no assurance that our tax structure and the amount of taxes we pay in any of these countries will not be challenged by the taxing authorities in these countries. If the tax authorities challenge our tax structure or the amount of taxes paid, we could incur substantial expenses associated with defending our tax position as well as expenses associated with the payment of any additional taxes, penalties and interest that may be imposed on us. The payment of these amounts could have an adverse material effect on our business and results of operations.

Environmental liability may adversely affect our business and financial condition.

We are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants to air, ground and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including cleanup costs, fines and costs arising out of third-party claims for property or natural resource damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations in connection with our or our lessees' current or historical operations. Under some environmental laws in the United States and certain other countries, the owner or operator of a container may be liable for environmental damage, cleanup or other costs in the event of a spill or discharge of material from the container without regard to the fault of the owner or operator. While we typically maintain liability insurance and typically require lessees to provide us with indemnity against certain losses, the insurance coverage may not be sufficient, or available, to protect against any or all liabilities and such indemnities may not be sufficient to protect us against losses arising from environmental damage. Moreover, our lessees may not have adequate resources, or may refuse to honor their indemnity obligations and our insurance coverage is subject to large deductibles, coverage limits and significant exclusions.

We may face litigation involving our management of containers for container investors.

We manage containers for container investors under management agreements that are negotiated with each container investor. We make no assurances to container investors that they will make any amount of profit on their investment or that our management activities will result in any particular level of income or return of their initial capital. We believe that as the number of containers that we manage for container investors increases, there is a possibility that we may be drawn into litigation relating to the investments. Although our management agreements contain contractual protections and indemnities that are designed to limit our exposure to such litigation, such provisions may not be effective and we may be subject to a significant loss in a successful litigation by a container investor.

Our 80 percent ownership in CAIJ Ltd, a container investment arranger and advisor focused on arranging container investments with Japanese investors, may subject us to material litigation risks and damage to our professional reputation as a result of litigation allegations and negative publicity.

CAIJ Ltd (CAIJ) was formed and began operation in 2007 for the purpose of arranging investments in our containers with Japanese investors. CAIJ has arranged a significant amount of investments and we expect that CAIJ will arrange more container investments in the future. Because we are the seller and manager of the containers that will be sold to investors on whose behalf CAIJ acts as an arranger and advisor, there is an inherent conflict of interest between us and CAIJ. We disclose this inherent conflict of interest to container investors prior to any sale to them, but we do not provide them with any assurances that they will realize a specific or any investment return on the containers purchased from, and managed by, us. In the event that these container investors realize losses on their investments or believe that the returns on their investments are lower than expected, they may make claims, including bringing lawsuits, against CAIJ or us for our alleged failure to act in their best interests. Any such claims could result in the payment of legal expenses and damages and also damage our reputation with container investors and potential container investors and materially and adversely affect our business, financial condition or results of operations.

Certain liens may arise on our containers.

Depot operators, repairmen and transporters may come into possession of our containers from time to time and have sums due to them from the lessees or sub-lessees of the containers. In the event of nonpayment of those charges by the lessees or sub-lessees, we may be delayed in, or entirely barred from, repossessing the containers, or be required to make payments or incur expenses to discharge liens on our containers.

The lack of an international title registry for containers increases the risk of ownership disputes.

There is no internationally recognized system of recordation or filing to evidence our title to containers nor is there an internationally recognized system for filing security interest in containers. Although we have not incurred material problems with respect to this lack of internationally recognized system, the lack of an international title recordation system with respect to containers could result in disputes with lessees, end-users, or third parties who may improperly claim ownership of the containers.

As a U.S. corporation, we are subject to U.S. Executive Orders and U.S. Treasury Sanctions Regulations regarding doing business in or with certain nations and specially designated nationals (SDNs).

As a U.S. corporation, we are subject to U.S. Executive Orders and U.S. Treasury sanctions regulations restricting or prohibiting business dealings in or with certain nations and with certain specially designated nationals (individuals and legal entities). Any determination that we have violated such Executive Orders and U.S. Treasury sanctions regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may pursue acquisitions or joint ventures in the future that could present unforeseen integration obstacles or costs.

We may pursue acquisitions and joint ventures in the future. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

- potential disruption of our ongoing business and distraction of management;
- difficulty integrating personnel and financial and other systems;
- hiring additional management and other critical personnel; and
- increasing the scope, geographic diversity and complexity of our operations.

In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Acquisitions or joint ventures may not be successful, and we may not realize any anticipated benefits from acquisitions or joint ventures.

A new standard for lease accounting under U.S. GAAP has been proposed which could have a financial impact on our business and may negatively impact the market behavior of our customers, but we have not been able to predict at this time what impact such a new standard may have on the demand for our services.

Our consolidated financial statements are prepared in accordance with GAAP. The Financial Accounting Standards Board ("FASB") and International Accounting Standards Board ("IASB") have recently issued a jointly developed proposal on lease accounting that could significantly change the accounting and reporting for lease arrangements. The main objective of the proposed standard is to create a new accounting model for both lessees and lessors, replacing the existing concepts of operating and capital leases with models based on "right-of-use" concepts. The new models would result in the elimination of most off-balance sheet lease financing for lessees. Lessors would apply one of two models depending upon whether the lessor retains exposure to significant risks or benefits of the underlying assets. The FASB's document is in the form of an exposure draft of a proposed Accounting Standards

Update, Leases (Topic 840) ("ED"), issued in August 2010, would apply to the accounting for all leases, with some exceptions. The ED also includes expanded disclosures including quantitative and qualitative information to enable users to understand the amount and timing of expected cash flows, for both lessors and lessees. The proposals set out in the ED were open for comment until December 15, 2010. After considering constituents' comments, the FASB and IASB agreed in January 2011 that more work is needed to address the shortfalls of the lessor accounting proposals but tentatively decided to initially limit lessor accounting discussions to only those issues that are critical to both lessees and lessors. As the project progresses, the FASB will decide whether changes are needed to the lessor accounting requirements under current GAAP and, if so, whether the changes would be made as part of the current leases project or as part of a future separate project.

A final standard is targeted to occur by June 30, 2011.The proposed changes are not yet final and they may change or be abandoned prior to formal adoption. If there are future changes in GAAP with regard to how we and our customers must account for leases, it could change the way we and our customers conduct our businesses. As a result, we are unable to determine how the proposed changes could affect our business, but they could have an adverse effect on our financial condition.

In the future, we may be required to pay personal holding company taxes, which would have an adverse effect on our cash flows, results of operations and financial condition.

The Internal Revenue Code requires any company that qualifies as a "personal holding company" to pay personal holding company taxes in addition to regular income taxes. A company qualifies as a personal holding company if (1) more than 50.0% of the value of the company's stock is held by five or fewer individuals and (2) at least 60.0% of the company's adjusted ordinary gross income constitutes personal holding company income, which, in our case, includes adjusted income from the lease of our containers. If we or any of our subsidiaries are a personal holding company, our undistributed personal holding company income, which is generally taxable income with certain adjustments, including a deduction for federal income taxes and dividends paid, will be taxed at a rate of 15.0%. Based upon our operating results, we were not classified as a personal holding company for the year ended December 31, 2010. Whether or not we or any of our subsidiaries are classified as personal holding companies in future years will depend upon the amount of our personal holding company income and the percentage of our outstanding common stock that will be beneficially owned by Mr. Hiromitsu Ogawa, who beneficially owned 34.4% of our common stock as of December 31, 2010. At some point in the future we could become liable for personal holding company taxes. The payment of personal holding company taxes in the future would have an adverse effect on our cash flows, results of operations and financial condition.

Risks Related to Our Stock

Our stock price has been volatile and may remain volatile.

The trading price of our common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, new services by us or our competitors, general conditions in the shipping industry and the intermodal container sales and leasing markets, changes in earnings estimates by analysts, or other events or factors. Broad market fluctuations may adversely affect the market price of our common stock. Since the initial public offering of our stock at $15.00 per share on May 16, 2007, the closing market price of our stock has fluctuated significantly from a high of $21.18 per share to a low of $2.15 per share through February 28, 2011. Since the trading volume on our stock is not significant on a daily basis, shareholders may experience difficulties in liquidating our stock. Factors affecting the trading price of our common stock may include:

- variations in our financial results;
- changes in financial estimates or investment recommendations by any securities analysts following our business;
- the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;
- changes in accounting standards, policies, guidance, interpretations or principles;
- future sales of common stock by us or our directors, officers or significant stockholders or the perception such sales may occur;
- our ability to achieve operating results consistent with securities analysts' projections;

- the operating and stock price performance of other companies that investors may deem comparable to us;
- recruitment or departure of key personnel;
- our ability to timely address changing container lessee preferences;
- container market and industry factors;
- general stock market conditions; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

In addition, if the market for companies deemed similar to us or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business or financial results. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Future new sales of our common stock by us or outstanding shares by existing stockholders, or the perception that there will be future sales of new shares from the company or existing stockholders, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock held by our current stockholders could be sold into the public market at anytime. In addition, the perception of, or actual sale of, new shares may materially and adversely affect our stock price and could impair our ability to obtain future capital through an offering of equity securities.

We do not currently pay dividends to holders of our common stock, and we cannot assure you that we will pay dividends to holders of our common stock in the future.

Although our board of directors may consider a dividend policy under which we would pay cash dividends on our common stock, any determinations by us to pay cash dividends on our common stock in the future will be based primarily upon our financial condition, results of operations, business requirements, tax considerations and our board of directors' continuing determination that the declaration of dividends under the dividend policy are in the best interests of our stockholders and are in compliance with all laws and agreements applicable to the dividend program. Consequently, investors may be required to rely on sales of their common stock as the only way to realize any future gains on their investment. The terms of our credit agreements contain provisions permitting the payment of cash dividends subject to certain limitations.

If securities analysts do not publish research or reports about our business or if they change their financial estimates or investment recommendation, the price of our stock could decline.

The trading market for our common shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control or influence the decisions or opinions of these analysts and analysts may not cover us.

If any analyst who covers us changes his or her financial estimates or investment recommendation, the price of our stock could decline. If any analyst ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our founder, Mr. Hiromitsu Ogawa, will continue to have substantial control over us and could act in a manner with which other stockholders may disagree or that is not necessarily in the interests of other stockholders.

Based upon beneficial ownership as of December 31, 2010, Mr. Ogawa beneficially owns approximately 34.4 % of our outstanding common stock. As a result, he may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, he may have the ability to control the management and affairs of our company. Mr. Ogawa may have interests that are different from yours. For example, he may support proposals and actions with which you may disagree or which are not in your interests. The concentration of ownership could delay or prevent a change in control of us or otherwise discourage a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our common stock. In addition, as Chairman of our Board of Directors, Mr. Ogawa may influence decisions to maintain our existing management and directors in office, delay or prevent changes of control of our company, or support or reject other management and board proposals that are subject to stockholder approval, such as amendments to our employee stock plans and approvals of significant financing transactions.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a third party from acquiring us and consequently decrease the market value of an investment in our common stock.

Our certificate of incorporation and bylaws and Delaware corporate law each contain provisions that could delay, defer or prevent a change in control of our company or changes in our management. Among other things, these provisions:

- authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;
- permit removal of directors only for cause by the holders of a majority of the shares entitled to vote at the election of directors and allow only the directors to fill a vacancy on the board of directors;
- prohibit stockholders from calling special meetings of stockholders;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;
- allow the authorized number of directors to be changed only by resolution of the board of directors;
- establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;
- classify our board of directors into three classes so that only a portion of our directors are elected each year; and
- allow our directors to amend our bylaws.

These provisions could discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions, which may prevent a change of control or changes in our management that a stockholder might consider favorable. In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of us. Any delay or prevention of a change in control or change in management that stockholders might otherwise consider to be favorable could cause the market price of our common stock to decline.

Public-company corporate governance and financial reporting practices and policies increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), requires annual management assessments of the effectiveness of internal control over financial reporting and a report by our independent auditors rendering an opinion on the effectiveness of our internal control over financial reporting. If we fail to maintain the adequacy and effectiveness of internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and related regulations. Although our management has concluded that adequate internal control procedures are currently in place, no system of internal control can provide absolute assurance that the financial statements are accurate and free of errors. As a result, the risk exists that our internal control may not detect all errors or omissions in the financial statements. Our independent auditors must annually report on the effectiveness of such internal controls over financial reporting. Our management may not be able to effectively and timely maintain controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and could lead to a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if we disclose material weaknesses in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Office Locations. As of December 31, 2010, our employees are located in 12 offices in 10 different countries including the United States. We have 2 offices in the U.S. including our headquarters in San Francisco, California. We have 10 offices outside the U.S. We lease all of our office space. In addition, we have agents in Asia, Europe, South Africa, Australia and South America. Each of our offices is used for both our container leasing and container management segments, except for our office in Germany which is used only for container leasing operations.

The following table summarizes the facilities we leased as of December 31, 2010:

Office Location—U.S. Properties

San Francisco, CA (Headquarters)
Charleston, SC

Office Location—International Properties

Brentwood, United Kingdom
St. Michael, Barbados
Antwerp, Belgium
Hong Kong
Singapore
Delmenhorst, Germany
Tokyo, Japan
Kuala Lumpur, Malaysia
Taipei, Taiwan

ITEM 3. LEGAL PROCEEDINGS

From time to time we may become a party to litigation matters arising in connection with the normal course of our business. While we cannot predict the outcome of these matters, in the opinion of our management, any liability arising from these matters will not have a material adverse effect on our business. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, a significant increase in the number of new cases or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business.

ITEM 4. (Removed and Reserved)

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been traded on the New York Stock Exchange (NYSE) under the symbol "CAP" since May 16, 2007. Prior to that time, there was no public market for our common stock. Since the initial public offering of our stock at $15.00 per share on May 16, 2007, our stock price has fluctuated between a high closing price of $21.18 on February 28, 2011 and a low closing price of $2.15 on January 23, 2009.

The following table reflects the range of high and low closing prices of our common stock, as reported on the New York Stock Exchange, in each quarter of the years ended December 31, 2010 and 2009.

	High	Low
2010:		
Fourth Quarter	$ 21.17	$ 14.62
Third Quarter	$ 15.37	$ 11.56
Second Quarter	$ 14.82	$ 11.85
First Quarter	$ 12.36	$ 7.49
2009:		
Fourth Quarter	$ 9.33	$ 6.91
Third Quarter	$ 7.79	$ 5.13
Second Quarter	$ 6.33	$ 2.87
First Quarter	$ 3.86	$ 2.15

As of February 28, 2011, the closing price of our common stock was $21.18 as reported on the NYSE. On that date, there were 26 registered holders of record of the common stock and over 1,600 beneficial holders, based on information obtained from the Company's transfer agent.

Dividends

We have never declared or paid dividends on our capital stock. Our board of directors may consider adopting a dividend policy. Any determinations by us to pay cash dividends on our common stock in the future will be based primarily upon our financial condition, results of operations, business requirements, tax considerations and our board of directors' continuing determination that the declaration of dividends under the dividend policy are in the best interests of our stockholders and are in compliance with all laws and agreements applicable to the dividend program. In the absence of such a policy, we intend to retain future earnings to finance the operation and expansion of our business.

PERFORMANCE GRAPH

The graph below compares cumulative shareholder returns for the Company as compared with the Russell 2000 Stock Index and the Dow Jones Transportation Stock Index for the period from May 16, 2007 (the date CAI International, Inc. common stock began trading at the NYSE) to December 31, 2010. The graph assumes an investment of $100 as of May 16, 2007.



$140
$120
$100
$80
$60
$40
$20
$0
5/16/07
12/31/07
12/31/08
12/31/09
12/31/10
CAI International, Inc.
Russell 2000 Index
Dow Jones Transportation Index

Company/Index	Base Period May 16, 2007	INDEX RETURNS Years Ending December 31, 2007	2008	2009	2010
CAI INTERNATIONAL, INC.	$ 100	$ 70.13	$ 21.13	$ 60.20	$ 130.67
RUSSELL 2000 INDEX	100	93.40	60.89	76.25	95.54
DOW JONES TRANSPORTATION INDEX	100	96.17	67.82	78.61	97.92

ITEM 6. SELECTED FINANCIAL DATA

On October 1, 2006, we repurchased 10,584,000 shares, or 50.0% of our then-outstanding common stock held by Interpool. In connection with this transaction we applied pushdown accounting and accounted for the purchase as a step acquisition. Due to the application of pushdown accounting and step acquisition accounting in our financial statements, our financial condition and results of operations after September 30, 2006 are not comparable in some respects to our financial condition and results of operations reflected in our historical financial statements as of dates or for periods prior to October 1, 2006. The consolidated balance sheet and statement of operations data prior to October 1, 2006 as presented below, refer to the Predecessor company and this period is referred to as the Predecessor period which relates to the period prior to our repurchase of our common stock held by Interpool. The consolidated balance sheet and statement of operations data on and subsequent to October 1, 2006 refer to the Successor company and the period is referred to as the Successor period which relates to the period after we repurchased our common stock held by Interpool. A line has been drawn between the financial statements data to distinguish between the Predecessor and Sucessor periods.

The selected financial data presented below under the heading "Consolidated Statement of Operations Data" for the years ended December 31, 2010, 2009, 2008 and 2007, and the heading "Consolidated Balance Sheet Data" as of December 31, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this 10-K filing. The selected financial data presented below under the heading "Statement of Operations Data" for the three months ended December 31, 2006 and nine months ended September 30, 2006 and under the heading "Consolidated Balance Sheet Data" as of December 31, 2006 have been derived from our audited consolidated financial statements that were included in our Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 11, 2007.

On January 1, 2009, the Company adopted and retrospectively applied Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 470-20, *Debt With Conversion and Other Options*, in connection with the Company's $37.5 million convertible note to Interpool, Inc. that was executed in October 2006 and repaid in May 2007. The retrospective application of ASC 470-20 resulted in a $187,000 decrease in net income for the year ended December 31, 2007 and an increase for the same amount in net income for the three months ended December 31, 2006. The adoption of ASC 470-20 did not have an impact on the Company's financial position as of December 31, 2007 but increased total assets by $2.2 million, total liabilities by $2.0 million and stockholders' equity by $187,000 as of December 31, 2006.

Historical results are not necessarily indicative of the results of operations to be expected in future periods. You should read the selected consolidated financial data and operating data presented below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our consolidated financial statements and related notes included elsewhere in this 10-K filing. All common share and per share data have been adjusted to retroactively reflect the 420-to-1 stock split that occurred on April 23, 2007.

Consolidated Statement of Operations Data

	Successor					Predecessor
	Year Ended December 31,				Three Months Ended, December 31	Nine Months Ended September 30,
(Dollars in thousands, except per share data)	2010	2009	2008	2007	2006	2006
Revenue:						
Container rental revenue	$ 64,892	$ 53,747	$ 56,436	$ 38,148	$ 9,383	$ 24,228
Management fee revenue	10,348	8,546	11,969	12,663	3,569	8,530
Gain on sale of container portfolios	614	753	12,443	12,855	5,392	8,365
Finance lease income	2,045	2,218	2,297	1,206	267	927
Total revenue	77,899	65,264	83,145	64,872	18,611	42,050
Operating expenses:						
Depreciation of container rental equipment	20,767	17,140	15,824	8,805	2,360	9,653
Amortization of intangible assets	1,377	1,566	1,534	1,241	307	-
Impairment of container rental equipment	40	86	331	365	81	270
Gain on disposition of used container equipment	(9,112)	(3,626)	(4,155)	(4,400)	(747)	(804)
Gain on settlement of lease obligation	-	-	-	(780)	-	-
Equipment rental expense	-	-	20	961	395	1,187
Storage, handling and other expenses	6,170	8,717	4,854	3,077	779	2,411
Marketing, general and administrative expenses	21,218	18,848	20,215	15,772	3,367	9,014
Impairment of goodwill	-	-	50,247	-	-	-
Restructuring charges	-	972	-	-	-	-
Loss (gain) on foreign exchange	513	(215)	564	(104)	22	(47)
Total operating expenses	40,973	43,488	89,434	24,937	6,564	21,684
Operating income (loss)	36,926	21,776	(6,289)	39,935	12,047	20,366
Interest expense	5,278	4,311	9,346	10,705	3,416	4,183
Gain on extinguishment of debt	-	-	-	(681)	-	-
Interest income	(109)	(10)	(229)	(126)	(20)	(37)
Net interest expense	5,169	4,301	9,117	9,898	3,396	4,146
Income (loss) before income taxes	31,757	17,475	(15,406)	30,037	8,651	16,220
Income tax expense	3,555	3,919	11,547	10,990	3,231	5,856
Net income (loss)	28,202	13,556	(26,953)	19,047	5,420	10,364
Add: Net loss attributable to non-controlling interest	181	-	-	-	-	-
(Accretion)/decretion of preferred stock	-	-	-	(5,577)	(6)	1,464
Net income (loss) attributable to CAI common stockholders	$ 28,383	$ 13,556	$ (26,953)	$ 13,470	$ 5,414	$ 11,828
Net income (loss) per share attributable to CAI common stockholders:						
Basic	$ 1.58	$ 0.76	$ (1.55)	$ 0.92	$ 0.51	$ 0.56
Diluted	$ 1.56	$ 0.76	$ (1.55)	$ 0.85	$ 0.36	$ 0.48
Weighted average shares outstanding :						
Basic	17,974	17,902	17,406	14,713	10,584	21,168
Diluted	18,203	17,902	17,406	16,682	16,270	21,735
Other Financial Data:						
EBITDA (unaudited)(1)	$ 59,548	$ 40,794	$ 61,824	$ 50,473	$ 14,827	$ 30,364
Adjusted EBITDA (unaudited)(1)	64,881	46,326	68,387	54,464	15,621	33,323
Purchase of containers	204,565	31,284	189,600	219,530	45,843	89,366
Net proceeds from sale of container portfolios	12,367	5,840	99,773	113,402	49,252	67,912

Consolidated Balance Sheet Data

(Dollars in thousands)	As of December 31, 2010	2009	2008	2007	2006
Cash	$ 14,393	$ 14,492	$ 28,535	$ 8,433	$ 20,359
Container rental equipment, net	530,939	299,340	310,397	242,606	161,353
Net investment in direct finance leases	11,834	12,620	20,111	10,966	6,577
Total assets	613,452	374,083	412,628	359,099	285,221
Long-term debt	260,547	182,395	230,784	147,631	153,806
Total liabilities	415,778	244,985	298,838	227,951	252,379
Cumulative redeemable convertible preferred stock	-	-	-	-	4,900
Total CAI stockholders' equity	179,599	129,098	113,790	131,148	27,942
Selected Operating Data (unaudited):					
Managed fleet in TEUs (2)	478,608	507,681	534,553	500,433	483,333
Owned fleet in TEUs (2)	347,973	235,082	243,408	253,910	185,645
	826,581	742,763	777,961	754,343	668,978
Percentage of on-lease fleet on long-term leases (3)	75.8%	75.7%	72.9%	70.9%	65.3%
Percentage of on-lease fleet on short-term leases (3)	21.7%	21.5%	23.8%	26.8%	32.8%
Percentage of on-lease fleet on finance leases	2.5%	2.8%	3.3%	2.3%	1.9%
	100.0%	100.0%	100.0%	100.0%	100.0%
Average Utilization rate (4)	94.8%	82.2%	94.3%	94.3%	90.6%

(1) EBITDA is defined as net income before interest, income taxes, depreciation, amortization and impairment of goodwill and container rental equipment. Adjusted EBITDA is EBITDA plus principal payments from direct finance leases (DFL). We believe adjusted EBITDA is helpful in understanding our past financial performance as a supplement to net income and other performance measures calculated in conformity with accounting principles generally accepted in the United States ("GAAP"). Our management believes that adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Adjusted EBITDA has limitations as an analytical tool and you should not consider them in isolation or as substitutes for any measure reported under GAAP. Adjusted EBITDA's usefulness as performance measures as compared to net income is limited by the fact that EBITDA excludes the impact of interest expense, depreciation and amortization expense and taxes, and additionally excludes principal payments from DFL in the case of adjusted EBITDA. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. In addition, since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Moreover, adjusted EBITDA is not calculated identically by all companies; therefore our presentation of adjusted EBITDA may not be comparable to similarly titled measures of other companies. Due to these limitations, we use adjusted EBITDA as a measure of performance only in conjunction with GAAP measures of performance, such as net income. The following table provides a reconciliation of adjusted EBITDA to net income, the most comparable performance measure under GAAP (in thousands):

	Successor					Predecessor
	Year Ended December 31,				Three Months Ended December 31,	Nine Months Ended September 30,
	2010	2009	2008	2007	2006 (Unaudited)	2006
Net income (loss) attributable to CAI common stockholders	$ 28,383	$ 13,556	$ (26,953)	$ 19,047	$ 5,420	$ 10,364
Add:						
Net interest expense	5,169	4,301	9,117	9,898	3,396	4,146
Depreciation	21,024	17,366	16,001	8,932	2,392	9,728
Amortization of intangible assets and impairment of container rental equipment	1,417	1,652	1,865	1,606	388	270
Impairment of goodwill	-	-	50,247	-	-	-
Income tax expense	3,555	3,919	11,547	10,990	3,231	5,856
EBITDA	59,548	40,794	61,824	50,473	14,827	30,364
Add- principal payments from direct finance leases	5,333	5,532	6,563	3,991	794	2,959
Adjusted EBITDA	$ 64,881	$ 46,326	$ 68,387	$ 54,464	$ 15,621	$ 33,323

(2) Reflects the total number of TEUs in our managed or owned fleet, as applicable, as of the end of the period indicated, including units held for sale and units we have purchased but held at the manufacturer.

(3) Long-term leases comprise leases that had a contractual term in excess of twelve months at the time of inception of the leases, including leases that permit cancellation by the lessee within 12 months if penalties are paid, and leases that have exceeded their initial contractual term of 12 months or greater. Short-term leases comprise leases that had a contractual term of 12 months or less at the time of inception of the leases.

(4) Reflects the average number of TEUs in our fleet on lease as a percentage of total TEUs available for lease. In calculating TEUs available for lease, we exclude units for sale and units held at the manufacturer that we have purchased. The utilization rate for a period is calculated by averaging the utilization rates at the end of each calendar month during the period. See "Management Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the calculation of our utilization rate.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes thereto. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results may differ materially from those contained in or implied by any forward-looking statements. See "Special Note Regarding Forward-Looking Statements." Factors that could cause or contribute to these differences include those discussed below and elsewhere in this 10-K filing, particularly in "Risk Factors."

The financial information included in this discussion and in our consolidated financial statements may not be indicative of our consolidated financial position, operating results, changes in equity and cash flows in the future, or what they would have been had our equity structure not changed during the periods presented.

Overview

We are one of the world's leading container leasing and management companies. We purchase new containers, lease them to container shipping lines, freight forwarders and others and either retain them as part of our owned fleet or sell them to container investors for whom we then provide management services. In operating our fleet, we lease, re-lease and dispose of containers and contract for the repair, repositioning and storage of containers. As of December 31, 2010, our fleet comprised 826,581 TEUs, 57.9% of which represented our managed fleet and 42.1% of which represented our owned fleet.

We plan to increase both the number of owned containers as well as the number of managed containers in our fleet. During the year ended December 31, 2010, we paid $204.6 million to purchase additional containers. We believe it is important to maintain a balance between the size of our owned fleet and our managed fleet to preserve our strength of having multiple sources of revenue.

Our business comprises two reportable segments for financial statement reporting purposes—container management and container leasing. Our container leasing segment revenue comprises container rental revenue and finance lease income from our owned fleet and our container management segment revenue comprises gain on sale of container portfolios and management fee revenue for managing containers for container investors. For the years ended December 31, 2010, 2009 and 2008, our container leasing segment generated income before income taxes of $26.7 million, $13.7 million and $6.8 million, respectively. Our container management segment generated income before income taxes of $4.9 million, $3.7 million, and a loss before income taxes of $22.5 million for the years ended December 31, 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, we refined the methodology for allocating marketing, general and administrative (MG&A) expense between segments (see Note 18 to our consolidated financial statements included in this filing and the succeeding discussion of our segment information). The loss incurred by our container management segment for the year ended December 31, 2008 is primarily due to the impairment of goodwill of $50.2 million, out of which $36.4 million had been allocated to the segment. The goodwill was originally recorded in October 2006 as a result of the application of pushdown accounting and step acquisition accounting relating to our repurchase of our common stock previously held by Interpool. The non-cash charge had no impact on our liquidity and on our performance covenants in our debt agreements. Our goodwill impairment charge is discussed in more detail in the "Operating Expenses" section below and in Note 7 to our consolidated financial statements included in this 10-K filing.

Our revenue depends primarily upon a combination of: (1) the number of containers in our fleet; (2) the utilization level of containers in our fleet; and (3) the per diem rates charged under each container lease. These factors directly affect the amount of our container rental revenue and indirectly affect the amount of our management fee revenue. The number of TEUs in our fleet varies over time as we purchase new containers based on prevailing market conditions during the year, sell portfolios of containers to container investors and sell used containers to parties in the secondary resale market. The timing of our orders and the actual number of TEUs we order at any one time are based upon our expectations for the three to six months for demand for containers, new container prices, per diem rates, interest rates, container investor interest in purchasing leased containers and competitive conditions. The time between the date we take delivery of a container and the date we begin to recognize revenue from a container can vary substantially. If we take delivery of a container before we are able to lease it, our operating results could be adversely affected until the container is either leased or sold.

Our net income will fluctuate based, in part, upon changes in the proportion of our revenue from our container management segment and the proportion of our revenue from our container leasing segment. We incur significantly lower operating expenses in connection with the revenues from our container management segment as compared to the operating expenses associated with revenues from our container leasing segment. In particular, we recognize an insignificant amount of operating expense in connection with our gain on sale of container portfolios. As a result, a change in the amount of revenues from our container management segment typically will have a disproportionately larger impact on our net income than an equal change in the amount of revenue from our container leasing segment.

Factors Affecting Our Performance

We believe there are a number of factors that have affected, and are likely to continue to affect, our operating performance. These factors include the following, among others:

- the strength of global and regional economies and their ability to sustain recovery from the previous years recession;
- changes in the amount of gain we can realize on sales of portfolios of leased containers to container investors;
- changes in demand for container leases;
- changes in the mix of short-term versus long-term leases;
- changes in the per diem rates for leases;
- changes in the number of containers in our owned fleet;
- defaults by container lessees;
- economic disruptions, health scares, financial turmoil and political instability;
- terrorism, or the threat of terrorism, violence or hostilities that affect the flow of world trade and the demand for containers;
- the development of emerging economies in Asia and other parts of the world and the resulting change in trade patterns;

- fluctuations in interest rates;
- increased competition; and
- loss of key members of our senior management.

For further details of these and other factors which may affect our business and results of operations, see "Risk Factors".

Key Financial Metrics

Utilization. We measure utilization on the basis of TEUs on lease expressed as a percentage of our total fleet available for lease. We calculate TEUs available for lease by excluding containers that have been manufactured for us but have not been delivered and containers designated as held-for-sale units. We calculate our utilization rate for a period by averaging the utilization rates at the end of each calendar month during the period. Our utilization is primarily driven by the overall level of container demand, the location of our available containers and the quality of our relationships with container lessees. The location of available containers is critical because containers available in high-demand locations are more readily leased and are typically leased on more favorable terms than containers available in low-demand locations.

The container leasing market is highly competitive. As such, our relationships with our container lessees are important to ensure that container shipping lines continue to select us as one of their providers of leased containers. Our annual average fleet utilization rate for the year ended December 31, 2010 was 94.8% compared to 82.2% and 94.3% for the years ended December 31, 2009 and 2008. The overall increase in our average fleet utilization from 2009 was primarily attributable to a significant increase in world trade and secondary sales of containers. Utilization rate started its upward trend during the first quarter of 2010 and its continued increase will depend on future global economic conditions and the additional supply of new containers.

Per Diem Rates. The per diem rate for a lease is set at the time we enter into a lease agreement. Our long-term per diem rate has historically been strongly influenced by new container pricing (which in turn is heavily influenced by steel and other component pricing), interest rates, the balance of supply and demand for containers at a particular time and location, our estimate of the residual value of the container at the end of the lease, the type and age of the container being leased, purchasing activities of containers by container shipping lines and efficiencies in container utilization by container shipping lines. The overall average per diem rates for containers in our owned fleet and in the portfolios of containers comprising our managed fleet change only slightly in response to changes in new container prices because existing lease agreements can only be re-priced upon the expiration of the lease. Average per diem rates per TEU for long-term leases for our total fleet for the year ended December 31, 2010 decreased by 3.0% while average per diem rates for long-term leases for the year ended December 31, 2009 decreased by 0.4% from the prior year. Average per diem rates per TEU for short-term leases in our total fleet increased by 9.0% for the year ended December 31, 2010, as compared to the prior year, and decreased by 13.6% for the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Revenue

Our revenue comprises container rental revenue, management fee revenue, gain on sale of container portfolios and finance lease income.

Container Rental Revenue. We generate container rental revenue by leasing our owned containers to container shipping lines. Container rental revenue comprises monthly lease payments due under the lease agreements together with payments for other charges set forth in the leases, such as handling fees, drop-off charges and repair charges.

Management Fee Revenue. Management fee revenue is generated by our management services, which include the leasing, re-leasing, repair, repositioning, storage and disposition of containers. We provide these management services pursuant to management agreements with container investors that purchase portfolios of containers from us. Under these agreements, we earn fees for the management of the containers and a commission, or managed units' sales fee, upon disposition of containers under management. The management agreements typically have terms of 10 years. Our management fees are calculated as a percentage of net operating revenue for each managed container, which is calculated as the lease payment and any other revenue attributable to a specific container owned by the container investor under a lease minus operating expenses related to the container but does not include the container investor's depreciation or financing expense. The management fee percentage varies based upon the type of lease and the terms of the management agreement. Management fee percentages for long-term leases are generally lower than management fee percentages for short-term leases because less management time is required to manage long-term leases. The managed units' sales fees are equal to a fixed dollar amount or based upon a percentage of the sales price.

Gain on Sale of Container Portfolios. Gain on sale of container portfolios is generated when we sell containers, most of which are on lease at the time of sale, to container investors. Historically, we have entered into management agreements with container investors to manage the portfolios of containers that we have sold to them. The amount of revenue we recognize on these sales of containers is equal to the difference between the cash we receive from container investors and the net book value of the containers sold. We rely upon our borrowing capacity under our credit facilities for the flexibility to hold containers until we sell them to container investors. We have historically been able to sell leased containers to container investors at a gain, and we have typically recognized higher revenue from gain on sale of container portfolios in periods of rising container prices. Because we enter into firm purchase orders for containers before we begin finding lessees for the containers, there is a risk that the time necessary to lease these containers may be much longer than we anticipate or that the price that container investors are willing to pay for portfolios of containers may decline before we take delivery. The price that a container investor is willing to pay for a portfolio of containers depends on a number of factors, including the historical and future expected cash flows from the portfolio to the container investor, the credit ratings of the lessees, the mix of short-term and long-term leases, the number of TEUs in the portfolio, the timing of the sale and alternative investment opportunities available to the container investor. If any of these factors change unexpectedly during the period between the date of our purchase order to the date a container investor purchases the container from us, we may recognize a lower gain on sale of the containers to investors, sell them to container investors at a loss or retain them as part of our owned fleet.

Finance Lease Income. A small percentage of our total fleet is subject to finance leases. Under a finance lease, the lessee's payment consists of principal and interest components. The interest component is recognized as finance lease income. Lessees under our finance leases have the substantive risks and rewards of container ownership and may have the option to purchase the containers at the end of the lease term for a nominal amount.

Operating Expenses

Our operating expenses are depreciation of container rental equipment, impairment of container rental equipment, amortization of intangible assets, equipment rental expense, storage, handling and other expenses applicable to our owned containers as well as marketing, general and administrative expenses for our total fleet.

We depreciate most of our containers on a straight line basis over a period of 12.5 years to a fixed residual value. We regularly assess both the estimated useful life of our containers and the expected residual values, and, when warranted, adjust our depreciation estimate accordingly. Depreciation of container rental equipment expense will vary over time based upon the number and the purchase price of containers in our owned fleet. Depreciation expense increased in 2010 due primarily to an increase in the average number of our owned containers resulting from higher purchases of containers. Depreciation expense in 2009 increased from the previous year due primarily to the full year impact of our acquisition of Consent and the greater percentage of newer containers in our owned fleet. For the years ended December 31, 2010, 2009 and 2008, our depreciation expense for containers was $20.8 million, $17.1 million and $15.8 million, respectively. We recognize an impairment charge equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset if the carrying amount of a container held for sale exceeds the estimated future cash flows from that container. See "Critical Accounting Policies and Estimates."

Storage, handling and other expenses are operating costs of our owned fleet. Storage and handling expenses occur when container shipping lines drop off containers at depots around the world. Storage and handling expenses vary significantly by location. Other expenses include repair expenses, which are the result of normal wear and tear on the containers, and repositioning expenses, which are incurred when we contract to move containers from locations where our inventories exceed actual or expected demand to locations with higher demand. Storage, handling and other expenses are directly related to the number of containers in our owned fleet and inversely related to our utilization rate for those containers. As utilization increases, we typically have lower storage, handling and repositioning expenses.

Our marketing, general and administrative expenses are primarily employee-related costs such as salary, bonus and commission expense, employee benefits, rent, allowance for doubtful accounts and travel and entertainment costs, as well as expenses incurred for outside services such as legal, consulting and audit-related fees.

During the year ended December 31, 2008, we recognized a goodwill impairment charge of $50.2 million. The goodwill impairment charge was primarily a result of the material decline in the market value of our equity during the fourth quarter of 2008 due to the expected downturn in future economic activity as a result of the global recession and adverse capital market conditions. The impaired goodwill was associated with our repurchase in October, 2006 of the shares of common stock previously held by Interpool, Inc. The amount of the impairment was determined using a combination of the cost, income and market approaches to estimate the fair value of our intangible and goodwill assets, resulting in our recognizing a $50.2 million impairment charge for the year ended December 31, 2008 (See Note 7 to our consolidated financial statements).

In October 2009 we commenced moving Consent's operations in Sweden to our European office in the United Kingdom. We recorded a restructuring charge of $972,000 for the year ended December 31, 2009 covering salaries and extended fringe benefits of terminated employees. The move was completed in February 2010.

Our operating expenses are offset by the gain on disposition of used container equipment. This gain is the result of our sale of older used containers in the secondary resale market and is the difference between: (1) the cash we receive for these units, less selling expenses; and (2) the net book value of the units.

Results of Operations. The following table summarizes our results of operations for the three years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Revenue:			
Container rental revenue	$ 64,892	$ 53,747	$ 56,436
Management fee revenue	10,348	8,546	11,969
Gain on sale of container portfolios	614	753	12,443
Finance lease income	2,045	2,218	2,297
Total revenue	77,899	65,264	83,145
Operating expenses:			
Depreciation of container rental equipment	20,767	17,140	15,824
Amortization of intangible assets	1,377	1,566	1,534
Impairment of container rental equipment	40	86	331
Gain on disposition of used container equipment	(9,112)	(3,626)	(4,155)
Storage, handling and other expenses	6,170	8,717	4,874
Marketing, general and administrative expense	21,218	18,848	20,215
Impairment of goodwill	-	-	50,247
Restructuring charges	-	972	-
(Gain) loss on foreign exchange	513	(215)	564
Total operating expenses	40,973	43,488	89,434
Operating income (loss)	36,926	21,776	(6,289)
Interest expense	5,278	4,311	9,346
Interest income	(109)	(10)	(229)
Net interest expense	5,169	4,301	9,117
Net income (loss) before income taxes and non-controlling interest	31,757	17,475	(15,406)
Income tax expense	3,555	3,919	11,547
Net income (loss)	28,202	13,556	(26,953)
Add: Net loss attributable to non-controlling interest	181	-	-
Net income (loss) attributable to CAI common stockholders:	$ 28,383	$ 13,556	$ (26,953)

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue. The above table shows the composition of our revenue. The following discussion explains the significant changes in the composition of our total revenue for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Container Rental Revenue. Container rental revenue increased $11.1 million, or 20.7%, to $64.9 million for the year ended December 31, 2010 from $53.7 million for the year ended December 31, 2009. The increase in container rental revenue was primarily driven by the higher average utilization of our owned containers, increase in the average number of owned containers on lease and higher average per diem rate on short-term leases, partly offset by the decrease in average long-term per diem rate. The average utilization of our owned containers during 2010 was 96.2% compared to 86.3% during 2009.

Management Fee Revenue. Management fee revenue for the year ended December 31, 2010 was $10.3 million, an increase of $1.8 million, or 21.1%, from $8.5 million for the year ended December 31, 2009. The increase was due primarily to the increase in deal origination fees earned on management contracts. In addition, the increase in average utilization rate and average quantity of managed containers on lease resulted in higher net operating income of our managed funds on which our management fees are based. The average utilization of our managed containers during 2010 was 94.0% compared to 80.4% during 2009.

Gain on Sale of Container Portfolios. Gain on sale of container portfolios of $614,000 for the year ended December 31, 2010 was $139,000, or 18.5 %, lower than the gain of $753,000 recognized for the year ended December 31, 2009. We sold more containers during the year ended December 31, 2010 but at a lower margin compared to the year ended December 31, 2009.

Finance Lease Income. Finance lease income decreased $173,000, or 7.8%, to $2.0 million for the year ended December 31, 2010 from $2.2 million for the year ended December 31, 2009. This decrease was primarily due to lower average principal balance of our existing DFLs during the year ended December 31, 2010 compared to the year ended December 31, 2009, partly as a result of converting certain DFL contracts to operating leases.

Operating Expenses. Details of our operating expenses for the years ended December 31, 2010 and 2009 are shown on the foregoing table. The following discussion explains the significant changes in expenses for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Depreciation of Container Rental Equipment. Depreciation of container rental equipment increased by $3.6 million, or 21.2%, to $20.8 million for the year ended December 31, 2010, from $17.1 million for the year ended December 31, 2009. The higher expense was primarily due to the increase in the average number of owned containers at a higher cost during the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Amortization of Intangible Assets. Amortization expense relating to intangible assets for the year ended December 31, 2010 decreased $189,000, or 12.1%, to $1.4 million from $1.6 million during the same period last year. The decrease resulted primarily from exchange rate differences on the reporting of the amortization of Consent intangibles, which are recorded in Euros and translated to U.S. dollars, and trademarks that have been fully amortized. Additionally, software acquired from Consent has been fully amortized since the third quarter of 2009.

Gain on Disposition of Used Container Equipment. Gain on disposition of used container equipment increased by $5.5 million, or 151.3 %, to $9.1 million for the year ended December 31, 2010, from $3.6 million for the year ended December 31, 2009. The increase primarily resulted from the higher volume of used containers sold at a higher margin during the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Storage, Handling and Other Expenses. Storage, handling and other expenses declined by $2.5 million, or 29.2%, to $6.2 million for the year ended December 31, 2010, from $8.7 million for the year ended December 31, 2009. The increase in the utilization rate of our owned containers has resulted in lower storage and handling costs during the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Marketing, General and Administrative Expense (MG&A). MG&A expense for the year ended December 31, 2010 increased $2.4 million, or 12.6%, to $21.2 million, compared to $18.8 million for the year ended December 31, 2009. The increase was due primarily to higher bad debt expense, travel related expense, and personnel related costs.

Loss (Gain) on Foreign Exchange. We recorded a loss of $513,000 on foreign exchange transactions for the year ended December 31, 2010 compared to a gain of $215,000 during the year ended December 31, 2009. The loss resulted from transactions that were recorded in a currency other than the local functional currency upon settlement of the receivable. Part of the loss was related to the sales of containers that were denominated in Euros which generally weakened against the British pound sterling during the year.

Net Interest Expense. Net interest expense of $5.2 million for the year ended December 31, 2010 increased $868,000, or 20.2%, from $4.3 million incurred during the year ended December 31, 2009. The increase in net interest expense resulted primarily from higher average debt balance and higher interest rate.

Income Tax Expense. Income tax expense for the year ended December 31, 2010 was $3.6 million, a $364,000, or 9.3%, decrease from $3.9 million for the year ended December 31, 2009. The decrease was due primarily to the reduction of an accrued tax liability of $1.9 million resulting from the release of an uncertain tax liabilities caused by the expiration of the statute of limitation for the period in which the liabilities were accrued. Without this reduction, income tax expense for the year ended December 31, 2010 would have been $5.5 million and the effective tax rate would have been 17.2% compared to 22.4% for the same period in 2009. The lower effective tax rate for the year ended December 31, 2010 as compared to the year ended December 31, 2009 is mainly attributable to a higher proportion of overall pretax income coming from our foreign operations where statutory rates are lower than the U.S. income tax rates.

Segment Information

During the year ended December 31, 2010, we refined our methodology for allocating MG&A expense to each segment based on a study which analyzed the departmental composition of MG&A expense. The expense allocation was based on either revenue or twenty-foot equivalent units (TEUs) of containers in each segment, depending on the function of the department which incurred the expense, after directly assigning MG&A expense relating to Consent and CAIJ subsidiaries to the container leasing and container management segment, respectively. Management believes that this allocation method results in a more representative distribution of MG&A expense between the two segments. For comparative purposes, we applied this allocation method to MG&A expenses for the years ended December 31, 2009 and 2008 to conform with the methodology used for the year ended December 31, 2010. Prior to the year ended December 31, 2010, we had been allocating MG&A expense to each segment based solely on the ratio of owned and managed TEUs to its total fleet of TEUs after directly assigning MG&A expense relating to Consent to the container leasing segment.

The following table summarizes our results of operations for each of our business segments for the years ended December 31, 2010 and 2009. The MG&A expense included in total operating expenses for the year ended December 31, 2009 has been adjusted to conform with the 2010 presentation (dollars in thousands):

	Year Ended December 31,		Percent Change
	2010	2009	
Container Leasing			
Total revenue	$ 66,937	$ 55,965	19.6%
Operating expenses	34,937	37,921	(7.9)
Interest expense	5,278	4,311	22.4
Income before taxes attributable to segment	$ 26,722	$ 13,733	94.6
Container Management			
Total revenue	$ 10,962	$ 9,299	17.9
Operating expenses	6,036	5,567	8.4
Income before taxes attributable to segment	$ 4,926	$ 3,732	32.0

Container Leasing. Total revenue from our container leasing segment increased $11.0 million, or 19.6%, to $66.9 million for the year ended December 31, 2010, from $55.9 million during the year ended December 31, 2009. The increase in revenue was principally driven by higher utilization rates and higher average per diem rates on short term leases resulting in higher container rental revenue. Revenue from direct finance leases decreased due primarily to a lower average principal balance of our existing DFLs during the year ended December 31, 2010 compared to the same period last year, and partly as a result of converting certain finance lease contracts to operating leases.

Total operating expenses for the container leasing segment decreased $3.0 million, or 7.9%, to $34.9 million for the year ended December 31, 2010 from $37.9 million for the year ended December 31, 2009. The decrease was primarily due to higher gain on disposition of used container equipment and lower expenses that were directly allocated to the container leasing segment including decreases in storage, handling and repairs expenses, amortization of intangible assets and restructuring charges. These were partly offset by increases in MG&A (including bad debt expense which was fully allocated to the container leasing segment), foreign exchange loss and depreciation expense. We had previously reported operating expenses of $31.9 million and income before taxes attributable to segment of $19.7 million for the container leasing segment for the year ended December 31, 2009 based on our previous method of allocating MG&A expense as described above.

Interest expense of $5.3 million for the year ended December 31, 2010 increased $967,000, or 22.4%, from $4.3 million incurred during the year ended December 31, 2009. The increase in net interest expense resulted primarily from higher average debt balances and higher interest rates.

Container Management. Total revenue from our container management segment for the year ended December 31, 2010 was $11.0 million, an increase of $1.7 million, or 17.9%, from the year ended December 31, 2009. This increase in revenue was primarily due to a $1.8 million increase in management fee revenue, partly offset by a $139,000 decrease in gain on sale of container portfolios, as compared to the year ended December 31, 2009. The increase in management fee revenue was attributable to the higher utilization of our managed containers and an increase in the average number of managed containers on lease which resulted in a higher profitability of most of our investor portfolios from which we derived our management fee income. Total operating expenses of $6.0 million allocated to this segment increased by $469,000, or 8.4%, from $5.6 million for the same period last year primarily as a result of higher MG&A. We had previously reported $11.6 million of operating expenses and a loss attributable to segment of $2.3 million for the year ended December 31, 2009 for the container management segment based on our previous method of allocating MG&A expense as described in the foregoing discussion.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

The following discussion explains the significant changes in the composition of our total revenue for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Container Rental Revenue. Container rental revenue decreased $2.7 million, or 4.8%, to $53.7 million for the year ended December 31, 2009 from $56.4 million for the year ended December 31, 2008. The decrease in container rental revenue was principally due to the lower TEUs and utilization rate of our owned containers and lower average per diem rate for short term leases. This was partly offset by higher average per diem rate for long-term leases and the full year impact of Consent's revenue compared to eight months in 2008. The average TEU's of owned containers during 2009 declined 7.8% from 2008 while average utilization rate of our owned containers during 2009 decreased 10.1% from the same period last year. The average per diem rates for short-term leases for the year ended December 31, 2009 decreased by 13.6% as compared to the year ended December 31, 2008. The average per diem rates for our long-term leases during 2009 was approximately 0.4% higher than those of 2008. Approximately 78% of our billed TEUs during 2009 was for long-term leases compared to 70% during 2008.

Management Fee Revenue. Management fee revenue for the year ended December 31, 2009 was $8.5 million, a decline of $3.5 million, or 28.6%, from $12.0 million for the same period in 2008. The lower utilization and increased expenses from storage costs resulted in lower profitability in most of our container investors' portfolios. The lower profitability of most of our investor portfolios resulted in lower management fee income.

Gain on Sale of Container Portfolios. Gain on sale of container portfolios of $753,000 for the year ended December 31, 2009 was $11.7 million, or 93.9 %, less than the $12.4 million gain recognized for the year ended December 31, 2008. The decrease was due primarily to the decline in the number of TEUs of containers sold at a lower average margin per TEU during the year ended December 31, 2009 as compared to 2008.

Expenses

Details of our operating expenses for the years ended December 31, 2009 and 2008 are shown on our Results of Operations table on page 33. The following discussion explains the significant changes in expenses for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

Depreciation of Container Rental Equipment. Depreciation of container rental equipment increased by $1.3 million, or 8.3%, to $17.1 million for the year ended December 31, 2009, from $15.8 million for the year ended December 31, 2008. This increase was primarily due to the full year impact of our acquisition of Consent and to the greater impact of newer containers in our owned fleet.

Impairment of Container Rental Equipment. Impairment of container rental equipment decreased $245,000, or 74.0%, to $86,000 for the year ended December 31, 2009 from $331,000 during same period in 2008. The decrease was due primarily to the lower number of containers that were deemed impaired during the year ended December 31, 2009 as compared to fiscal 2008. The secondary sales price for most container categories has remained above the carrying value of our containers held for sale.

Gain on Disposition of Used Container Equipment. Gain on disposition of used container equipment decreased by $529,000, or 12.7%, to $3.6 million for the year ended December 31, 2009, from $4.1 million for the year ended December 31, 2008. The decrease primarily resulted from the lower margin on the sale of used containers which offset the higher volume of used containers sold during the year ended December 31, 2009 as compared to the same period in 2008.

Storage, Handling and Other Expenses. Storage, handling and other expenses increased by $3.8 million, or 78.8%, to $8.7 million for the year ended December 31, 2009, from $4.9 million for the year ended December 31, 2008. The decrease in utilization rate of our owned containers has resulted in higher storage and handling costs due to the increased volume of units in storage during the year ended December 31, 2009 as compared to the prior year.

Restructuring Charges. In October 2009 we commenced moving Consent's operations in Sweden to our European office in the United Kingdom. We recorded a restructuring charge of $972,000 for the year ended December 31, 2009 covering salaries and extended fringe benefits of terminated employees. The move was completed in February 2010.

Gain /loss on foreign exchange. We recorded a gain of $215,000 on foreign exchange transactions for the year ended December 31, 2009 compared to a loss of $564,000 during the year ended December 31, 2008. The gain on foreign currency primarily resulted from subsidiaries settling contracts denominated in U.S. dollars and remeasured liabilities denominated in U.S. dollars. The average exchange rates of the Euros and British Pound Sterling to U.S. dollar increased over the course of the year ended December 31, 2009 compared to the year ended December 31, 2008.

Net Interest Expense. Net interest expense of $4.3 million for the year ended December 31, 2009 decreased $4.8 million, or 52.8%, from $9.1 million incurred during the year ended December 31, 2008. The decrease in net interest expense was due primarily to the lower interest expense resulting from lower interest rates and a lower average debt balance. This was partly offset by a $219,000 decrease in interest income.

Income Tax Expense. Income tax expense for the year ended December 31, 2009 was $3.9 million, a $7.6 million, or a 66.1%, decrease from $11.5 million for the year ended December 31, 2008. The decrease was due primarily to a 49.8% decrease in pretax income after adjusting for goodwill impairment and lower effective tax rate. Our effective tax rate for the year ended December 31, 2009 was 22.4% compared to 33.1% for the year ended December 31, 2008. The lower effective tax rate for the year ended December 31, 2009 as compared to the year ended December 31, 2008 is due primarily to a higher proportion of pretax income coming from foreign operations where statutory rates are lower than the U.S. income tax rates. During the year ended December 31, 2009, the Company recorded a $138,000 adjustment to income tax expense to correct a purchase accounting entry relating to the acquisition of Consent in April 2008, and a $285,000 one-time tax benefit relating to the finalization of our 2008 income tax returns. These adjustments reduced the Company's income tax expense by $423,000 during the year ended December 31, 2009. Without these adjustments our effective tax rate for this period would have been 24.8%.

Segment Information. The following table summarizes the adjusted results of our operations for each of our business segments for the years ended December 31, 2009 and 2008, with the MG&A expense included in total operating expenses adjusted to conform with the 2010 presentation (dollars in thousands):

	Year Ended December 31,		
	2009	2008	Percent Change
Container Leasing			
Total revenue	$ 55,965	$ 58,733	(4.7)%
Operating expenses	37,921	28,702	32.1
Impairment of goodwill	-	13,849	NM
Interest expense	4,311	9,346	(53.9)
Income before taxes attributable to segment	$ 13,733	$ 6,836	100.9
Container Management			
Total revenue	$ 9,299	$ 24,412	(61.9)
Operating expenses	5,567	10,485	(46.9)
Impairment of goodwill	-	36,398	NM
Income (loss) before taxes attributable to segment	$ 3,732	$ (22,471)	(116.6)

NM - not a meaningful comparison as impairment of goodwill was a one-time charge.

Container Leasing. Total revenue from our container leasing segment for the year ended December 31, 2009 decreased $2.8 million, or 4.7%, to $56.0 million for the year ended December 31, 2009 from $58.7 million for the year ended December 31, 2008. The decrease in container rental revenue was principally due to the lower TEUs and utilization rate of our owned containers and lower average per diem rate for short term leases. This was partly offset by higher average per diem rate for long-term leases.

Total operating expenses increased $9.2 million, or 32.1%, to $37.9 million for the year ended December 31, 2009 from $28.7 million for the year ended December 31, 2008. The increase was primarily due to higher storage, handling and repairs expenses resulting from the decline in the average utilization of our owned containers, increase in depreciation expense attributable to newer containers and to the acquisition of Consent, and restructuring charges in December 2009 relating to the move of Consent's operations in Sweden to our office in the United Kingdom. We had previously reported operating expenses of $31.9 million and $26.0 million, and pre-tax income of $19.7 million and$ 9.5 million for the years ended December 31, 2009 and 2008, respectively, for the container leasing segment based on our previous method of allocating MG&A expense as described in the foregoing discussion.

Interest expense for the year ended December 31, 2009 decreased $5.0 million, or 53.9%, to $4.3 million compared to $9.3 million for the same period last year. The decrease in interest expense was due primarily to lower interest rates and a lower average debt balance.

Container Management. Total revenue from our container management segment for the year ended December 31, 2009 was $9.3 million, a decrease of $15.1 million, or 61.9%, from $24.4 million for the year ended December 31, 2008. This decrease in revenue was primarily attributable to an $11.7 million, or 93.9%, decrease in gain on sale of container portfolios, and the $3.4 million, or 28.6%, decline in management fee revenue compared to the year ended December 31, 2008. The decrease in gain on sale of container portfolios was due to the fewer number of TEUs of containers sold during the 2009 as compared to the same period in 2008. The lower utilization and increased expenses from storage costs resulted in lower profitability within some of our container investors' portfolios which led to lower management fee income.

Total operating expenses for the year ended December 31, 2009 decreased $4.9 million, or 46.9%, to $5.6 million from $10.5 million for the same period last year. The decrease was due primarily to lower marketing, general and administrative expense resulting from reductions in legal, accounting and audit related fees. We had previously reported operating expenses of $11.6 million compared to $13.2 million, and pre-tax loss of $2.3 million compared to pre-tax income (excluding impairment of goodwill) of $ 11.3 million for the years ended December 31, 2009 and 2008, respectively, for the container leasing segment based on our previous method of allocating MG&A expense as described in the foregoing discussion.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash flows from operations, sales of container portfolios, borrowings from financial institutions and sale of our stock. We believe that cash flow from operations, future sales of container portfolios and borrowing availability under our credit facilities are sufficient to meet our liquidity needs for at least the next 12 months.

We have typically funded a significant portion of the purchase price for new containers through borrowings under our credit facilities. However, from time to time we have funded new container acquisitions through the use of working capital.

Our revolving credit facility is secured by substantially all of our assets that are not otherwise used as security for our other credit facilities. Our term loan with a consortium of banks, related party term loan and capital lease obligations are secured by a specific pool of containers owned by the Company, the underlying leases thereon and the Company's interest in any money received under such contracts.

As of December 31, 2010, the maximum credit commitment under our existing revolving credit facility was $330.0 million. The facility may be increased under certain conditions described in the agreement. In addition, there is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The amended agreement provides that swing line loans (short-term borrowings of up to $10.0 million in the aggregate that are payable within 10 business days or at maturity date, whichever comes earlier) and standby letters of credit (up to $15.0 million in the aggregate) will be available to us. These credit commitments are part of, and not in addition to, the maximum credit commitment of $330.0 million. The interest rates vary depending upon whether the loans are characterized as Base Rate loans or Eurodollar Rate loans as defined in the revolving credit facility. As of December 31, 2010 the interest rate on our revolving credit facility was 2.8%. Our revolving credit facility will expire on September 25, 2014.

As of December 31, 2010, we had a balance of $51.6 million and $278.3 million (net of $84,000 in letters of credit) in availability under our revolving credit facility, subject to our ability to meet the collateral requirements under the agreement governing our revolving credit facility. The entire amount of the facility drawn at any time plus accrued interest and fees is callable on demand in the event of certain specified events of default.

We intend to use our revolving credit facility primarily to fund the purchase of containers in the future. As of December 31, 2010, we had commitments to purchase $70.7 million of container equipment and had rental equipment payable of $88.1 million. We have typically used the proceeds from sales of container portfolios to container investors to repay our revolving credit facility. As we expand our owned fleet, our revolving credit facility balance will be higher and will result in higher interest expense. In addition to customary events of default, our revolving credit facility contains financial covenants that require us to maintain certain ratios in our financial statements. As of December 31, 2010, we were in compliance with the financial covenants in our revolving credit facility.

Our capital leases are denominated in U.S. dollars and Euros, are financed by various European banks and financial institutions and secured by their underlying assets. As of December 31, 2010, our capital lease obligations totaled $14.9 million, with fixed and floating interest rates averaging 2.6%.

On August 20, 2009, we signed a $10.0 million, five-year loan agreement with Development Bank of Japan (DBJ). The loan is payable in 19 quarterly installments of $200,000 starting October 31, 2009 and a final payment of $6.2 million on July 31, 2014. The loan bears a variable interest rate based on BBA LIBOR plus 2.4% and is secured by certain of our container rental equipment. The loan had a balance of $9.0 million and interest rate of 2.7% as of December 31, 2010. DBJ owned approximately 9.4% of the Company's outstanding common stock as of the date of closing of the loan agreement. DBJ's ownership of the Company's total outstanding common stocks has been reduced to approximately 4.9% after selling 753,000 shares in December 2010.

On August 2, 2010, we filed with the SEC a universal shelf registration statement on Form S-3 for $30.0 million of securities to provide us with financing flexibility. Pursuant to this registration, we sold 1,381,369 shares of our common stock in December 2010 and raised $22.4 million (net of commissions and other expenses related to the offering).

On December 20, 2010, we entered into a term loan agreement with a consortium of banks. Under this loan agreement, we are eligible to borrow up to $300.0 million, subject to certain borrowing conditions, which amount is secured by certain assets of a wholly owned subsidiary. We initially borrowed $185.0 million under the agreement and have until September 20, 2011 to utilize the remainder of the loan facility. The loan agreement is an amortizing facility with a term of six years, and with quarterly payments of principal of $6.0 million each (e.g., 2.0% of the aggregate commitment). Any unpaid principal will be due on December 20, 2016. The applicable interest rate is equal to LIBOR plus 3% per annum for Eurodollar loans, and Base Rate plus 2.0% for base rate loans. The Base Rate is defined as the highest of (i) the federal funds rate plus 1/2 of 1.0%, (ii) the prime rate (as published in The Wall Street Journal), and (iii) the Eurodollar rate (for one month loans) plus 1.0%. The proceeds from this borrowing were used to pay part of our revolving credit facility. As of December 31, 2010, the loan had a balance of $185.0 million and interest rate of 3.3%. The loan agreement contains various financial and other covenants, including limitations on the ratios of funded debt to tangible net worth, the ratio of cash flow to fixed charges, and on incurring future indebtedness and liens, paying dividends and limitations on investments.

On March 11, 2011 we entered into an Amendment to the Term Loan Agreement that reduces the quarterly payments of principal for the $185.0 million initially borrowed to $3.7 million each (e.g. 2.0% of the drawn amount) for the first 23 quarterly payment dates with a final payment of $99.9 million (54.0% of the drawn amount) due on December 23, 2016. We are entitled to draw down the remaining $115.0 million commitment in up to three additional drawdowns through September 23, 2011. The quarterly payments of principal on these drawdowns (each determined separately) will be determined for each Principal Payment Date (other than the Maturity Date), an amount equal to the product of (x) the quotient obtained by dividing 46.0% by the number of remaining scheduled Principal Payment Dates, as of the Drawdown Date of such Term Loan and (y) the initial Principal Balance of such Term Loan, with a final payment due on December 23, 2016 of 54.0% of the initial Principal Balance of such Term Loan.

Cash Flow

The following table sets forth certain cash flow information for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Net income (loss)	$ 28,202	$ 13,556	$ (26,953)
Adjustments to income (loss)	14,222	17,242	54,391
Net cash provided by operating activities	42,424	30,798	27,438
Net cash (used in) provided by investing activities	(157,208)	3,688	(77,606)
Net cash provided by (used in) financing activities	115,020	(49,007)	70,663

	Year Ended December 31,		
	2010	2009	2008
		(in thousands)	
Effect on cash of foreign currency translation	(335)	478	(393)
Net (decrease) increase in cash	(99)	(14,043)	20,102
Cash at beginning of year	14,492	28,535	8,433
Cash at end of year	$ 14,393	$ 14,492	$ 28,535

Operating Activities Cash Flows

Net cash provided by operating activities for the year ended December 31, 2010 increased $11.6 million from the year ended December 31, 2009 due to primarily to a $14.6 million increase in net income and a $10.9 million higher increase in current liabilities, partly offset by a $17.6 million higher increase in accounts receivable.

Operating cash flow for the year ended December 31, 2009 increased $3.4 million from the year ended December 31, 2008. The increase was due primarily to higher net income as adjusted for non-cash items (i.e., depreciation amortization, bad debts, goodwill impairment, etc.) and increased collection of receivables, partly offset by increased payments to investors.

Investing Activities Cash Flows

Net cash used in investing activities for the year ended December 31, 2010 increased $160.9 million from the same period in 2009 due primarily to a $173.3 million increase in the purchase of containers, partly offset by the $14.8 million increase in net proceeds from the sale of container portfolios and disposition of used container equipment.

Net cash provided by investing activities for the year ended December 31, 2009 was $3.7 million compared to a net cash usage of $77.6 million for the year ended December 31, 2008. The $81.3 million change in cash derived from investing activities was due primarily to a $158.3 million reduction in the purchase of containers, partly offset by a $93.9 million decrease in the proceeds from sale of containers to investors.

Financing Activities Cash Flows

Net cash provided by financing activities for the year ended December 31, 2010 was $115.0 million compared to net cash used of $49.0 million for the year ended December 31, 2009. The $164.0 million increase in cash attributable to financing activities was due primarily to the $110.8 million increase in proceeds from bank loans, $22.4 million proceeds from the issuance of our common stock and a $19.0 million decrease in the payment of our bank debts. In addition, we received $18.3 million of capital contribution from two Japanese container funds that were included in our consolidated balance sheet as of December 31, 2010 as a non-controlling interest.

Net cash used in financing activities for the year ended December 31, 2009 was $49.0 million compared to net cash provided from financing activities of $70.7 million for the same period in 2008. The net change of $119.7 million was primarily attributable to the reduction in borrowings from our revolving credit facility. The principal payments made for our long-term obligations during 2009 were a similar amount to the total amount that we paid in 2008.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments by due date as of December 31, 2010 (in thousands):

	Payments Due by Period						
	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
Total debt obligations:							
Revolving credit facility	$ 51,600	$ -	$ -	$ -	$ 51,600	$ -	$ -
Term loan - banks	185,000	24,000	24,000	24,000	24,000	24,000	65,000
Related party term loan	9,000	800	800	800	6,600	-	-
Interest on debt and capital lease obligations (1)	30,340	7,886	6,980	6,047	4,760	2,734	1,933
Rental equipment payable	88,097	88,097	-	-	-	-	-
Rent, office facilities and equipment	7,036	1,161	1,117	1,005	958	971	1,824
Capital lease obligations	14,946	4,438	3,101	2,663	1,562	1,278	1,904
Container purchases commitments	70,737	70,737	-	-	-	-	-
Total contractual obligations	$ 456,756	$ 197,119	$ 35,998	$ 34,515	$ 89,480	$ 28,983	$ 70,661

(1) Our estimate of interest expense commitment includes $5.3 million relating to our revolving credit facility, $776,000 relating to our related party term loan, $23.3 million relating to our term loan with a consortium of banks and $910,000 relating to our capital lease obligations. The calculation of interest related to our revolving credit facility assumes that the interest rate of 2.8% as of December 31, 2010 on our revolving credit facility will remain at the same interest level over the next five years. We expect that the interest rate will vary over time based upon fluctuations in the underlying indexes upon which this interest rate is based. The interest relating to our related party term loan, term loan payable and capital lease obligations was based on an assumed weighted average interest rate as of December 31, 2010 of 2.7%, 3.3% and 2.6%, respectively, over the above periods.

Our revolving credit facility provides for a maximum total commitment amount of up to $330.0 million in revolving line of credit. Loans under the revolving credit facility bear interest at variable rates based on the Eurodollar rate or a Base Rate as defined in our amended agreement, plus a margin that adjusts depending on a certain financial criterion. In addition, there is a commitment fee on the unused amount of the total commitment which is payable quarterly in arrears. The revolving credit facility provides that swing line loans (up to $10.0 million in the aggregate) and standby letters of credit (up to $15.0 million in the aggregate) will be available to us. These credit commitments are part of, and not in addition to, the total commitment of $330.0 million under our revolving credit facility. As of December 31, 2010, there was a balance of $51.6 million on the revolving credit facility which will expire on September 25, 2012.

Our term loan agreement with a consortium of banks allows us to borrow up to $300.0 million, subject to certain borrowing conditions, which amount is secured by certain assets of a wholly owned subsidiary. We initially borrowed $185.0 million under the agreement and have until September 2011 to utilize the remainder of the loan facility. The loan agreement is an amortizing facility with a term of six years, and with quarterly payments of principal of $6.0 million each (e.g., 2.0% of the aggregate commitment). Any unpaid principal will be due on December 20, 2016. The applicable interest rate is equal to LIBOR plus 3% per annum for Eurodollar loans, and Base Rate plus 2.0% for base rate loans. The Base Rate is defined as the highest of (i) the federal funds rate plus 1/2 of 1.0%, (ii) the prime rate (as published in The Wall Street Journal), and (iii) the Eurodollar rate (for one month loans) plus 1.0%. The proceeds from this borrowing were used to pay part of our revolving credit facility. As of December 31, 2010, the loan had a balance of $185.0 million and interest rate of 3.3%. This term loan agreement was subsequently amended on March 11, 2011. See Notes 10(b)(i) and 22 to our consolidated financial statements included in this filing, and Item 9B, Other Information, of this filing, for details of the amendment.

Off-Balance Sheet Arrangements

As of December 31, 2010, we had no off-balance sheet arrangements or obligations other than noted below. An off-balance sheet arrangement includes any contractual obligation, agreement or transaction arrangement involving an unconsolidated entity under which we would have: (1) retained a contingent interest in transferred assets; (2) an obligation under derivative instruments classified as equity; (3) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development services with us; or (4) made guarantees.

We transferred ownership of dry van containers to Japanese container funds which were established by Japan Investment Adviser Co., Ltd. (JIA) and CAIJ. CAIJ is an 80%-owned subsidiary of CAI with the remaining 20% owned by JIA. JIA is owned and controlled by a Managing Director of CAIJ. Prior to the purchase of containers from us, the purchasing entities had received contributions from unrelated Japanese investors, under separate Japanese investment agreements allowed under Japanese commercial laws. The contributions were used to purchase container equipment from us. Under the terms of the agreement, the CAI related Japanese entities will manage each of the investments but may outsource the whole or part of each operation to a third party. Pursuant to its services agreements with investors, the purchasing Japanese entities have outsourced the general management of the investment's operations to CAIJ. The Japanese entities have also entered into container management service agreements whereby we will manage the leasing of equipment that we transferred to the investors. The profit or loss from each investment will substantially belong to each respective investor, except with respect to two Japanese funds where the terms of the transaction provide us with an option to purchase the containers at a fixed price. If we decide to exercise our purchase options on the two Japanese funds and resell the containers to a third party, then we would realize the profit from the sale. (See Notes 2(o), 3 and 12 to our consolidated financial statements).

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect reported amounts of assets and liabilities, the reported amounts of income and expense during the reporting period and the disclosure of contingent assets and liabilities as of the date of the financial statements. We have identified the policies and estimates below as critical to our business operations and the understanding of our results of operations. These policies and estimates are considered critical due to the existence of uncertainty at the time the estimate is made, the likelihood of changes in estimates from period to period and the potential impact that these estimates can have on our financial statements. Significant items subject to such estimates and assumptions include revenue recognition, valuation allowances for receivables, the carrying amount of container equipment, the residual values and lives of container equipment, impairment of goodwill and intangible assets, the carrying amount and lives of intangible assets, share based payments and income taxes. The following accounting policies and estimates include inherent risks and uncertainties related to judgments and assumptions made by us. Our estimates are based on the relevant information available at the end of each period. Actual results could differ from those estimates. The authoritative U.S. generally accepted accounting principles (GAAP) literatures when used as references herein are referred to as Accounting Standards Codification ("ASC") as mandated by FASB ASU 2009-01, previously known as *The FASB Accounting Standards Codification and the hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162,* effective for interim and annual reporting periods ending after September 15, 2009.

Revenue Recognition

We provide a range of services to our customers incorporating rental, sale and management of container equipment. Revenue for all forms of service is recognized when earned following the guidelines under FASB ASC 605-*Revenue Recognition* and ASC 840- *Leases* . Revenue is reported net of any related sales tax.

Container Rental Revenue. We recognize revenue from operating leases of our owned containers as earned over the term of the lease. Where minimum lease payments vary over the lease term, revenue is recognized on a straight-line basis over the term of the lease. We cease recognition of lease revenue if and when a container lessee defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee. Our determination of the collectability of future lease payments is made by management on the basis of available information, including the current creditworthiness of container shipping lines that lease containers from us, historical collection results and review of specific past due receivables. If we experience unexpected payment defaults from our container lessees, we will cease revenue recognition for those leases which will reduce container rental revenue.

Finance Lease Income. Finance lease income is recognized using the effective interest method, which generates a constant rate of interest over the period of the lease. The same risks of collectability discussed above apply to our collection of finance lease income. If we experience unexpected payment defaults under our finance leases, we cease revenue recognition for those leases which will reduce finance lease income.

Management Fee Revenue and Gain on Sale of Container Portfolios. In addition to leasing owned containers we sell portfolios of containers to container investors. After the date of sale, we generally manage the containers sold to these container investors. As these arrangements contain multiple parts (the sale of an asset followed by the provision of management services), we evaluate if the sale of the container and the management services are separate units of accounting thereby requiring revenue to be recognized separately for each part of the arrangement.

Effective June 15, 2010 we adopted FASB ASU 2009-13, *Multiple Deliverable Revenue Arrangement,* for all revenue arrangements entered into or materially modified on or after the effective date (see Note 2 (o) of the accompanying consolidated financial statements). This guidance eliminated the requirement for an arrangement to have an objective and reliable evidence of the fair value of the undelivered items. In accordance with paragraph 605-25-25-5 of ASU NO. 2009-13, we determine if revenue arrangements with multiple deliverables should be considered separate units of accounting if the deliverables meet both of the following criteria:

a. The delivered item(s) has value to the customer on a standalone basis, that is, it can be sold separately by any vendor **or** the customer could resell the delivered items on a standalone basis. In the context of the customer's ability to resell the delivered items, this criterion does not require the existence of an observable market for the deliverable.
b. If the arrangement includes a right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

In applying the guidance under this sub-topic, separate contracts entered into at or near the same time with the same entity or related parties are presumed to have been negotiated as a package and evaluated as a single arrangement in considering whether there are one or more units of accounting.

We evaluate all deliverables in an arrangement at the inception of the arrangement and as each deliverable is delivered to determine whether they represent separate units of accounting. The criteria for dividing an arrangement into separate units of accounting should are applied consistently to arrangements with similar characteristics and in similar circumstances. A delivered item that does not qualify as a separate unit of accounting within the arrangement is combined with other undelivered item(s) within the arrangement. The allocation of arrangement consideration and the recognition of revenue is determined for those combined deliverables as a single unit of accounting.

If we conclude that the sale of containers and the management services can be accounted for separately, we recognize gain on sale of container portfolios when the sale of the containers is completed. The gain is the difference between the sales price and the net book value of the containers sold.

We recognize revenue from management fees earned under management agreements on a monthly basis. Fees are calculated as a percentage of net operating income, which is revenue from the containers under management minus direct operating expense related to those containers. If a lessee of a managed container defaults in making timely lease payments or we otherwise determine that future lease payments are not likely to be collected from the lessee, then we will cease to record lease revenue for purposes of our internal record keeping in connection with determining the amount of management fees that we have earned, which in turn will result in reduced management fee revenue.

Consolidation of Container Funds

We regularly perform a review of the container funds that we manage for our investors to determine whether a fund is a variable interest entity (VIE) and whether we have a variable interest that provides us with a controlling financial interest and are the primary beneficiary of the VIE in accordance with ASC 810, *Consolidation.* If the fund is determined to be a VIE, our analysis identifies the primary beneficiary of the VIE as the entity that meets both of the following criteria under Paragraph 14A of ASC 810:

- The power to direct the activities of a VIE that most significantly impact the entity's economic performance; and
- The obligation to absorb losses of the entity that could be potentially significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

If in our judgment we meet both of the above criteria, we include the VIE's financial statements in our consolidated financial statements as required under ASC 810. The equity attributable to the VIE is shown as a non-controlling interest on our consolidated balance sheet and the after tax result attributable to its operations is shown as net income or loss attributable to non-controlling interest on our consolidated statement of income. (See Note 3 to our consolidated financial statements included with this filing).

Accounting for Container Leasing Equipment

Accounting for container leasing equipment includes depreciation, impairment testing and the impairment of containers as held for sale.

Depreciation. When we acquire containers, we record the cost of the container on our balance sheet. We then depreciate the container over its estimated "useful life" (which represents the number of years we expect to be able to lease the container to shipping companies) to its estimated "residual value" (which represents the amount we estimate we will recover upon the sale or other disposition of the equipment at the end of its "useful life" as a shipping container). Our estimates of useful life are based on our actual experience with our owned fleet, and our estimates of residual value are based on a number of factors including disposal price history.

We regularly review our depreciation policies, including our estimates of useful lives and residual values, to determine whether a change in our estimates of useful lives and residual values is warranted. We have estimated that standard dry van containers, which represent substantially all the containers in our fleet, have a useful life of 12.5 years and had fixed residual values of $850 for a 20', $950 for a 40', and $1,000 for a 40' high cube. The estimated useful life for all other containers is 15 years with a residual value of 15% of their original cost.

Used containers are depreciated over the number of years remaining from their normal useful life of 12.5 years but no less than three years. Used containers that are over 12.5 years of age at the time of purchase are depreciated over two years. No depreciation is recorded on used containers that are purchased at or below their residual values.

We are currently performing an assessment of our estimates of residual values and the useful lives of our containers. We have not completed our assessment as of the date of this filing but expect to conclude our study during the first quarter of fiscal 2011.

Impairment. We regularly evaluate our containers held for use to determine whether there has been any event that would cause the book value of our containers to be impaired. Any such impairment would be expensed in our results of operations. Impairment exists when the future undiscounted cash flows generated by an asset are less than the net book value of that asset. If impairment exists, the containers are written down to their fair value. This fair value then becomes the containers' new cost basis and is depreciated over their remaining useful life to their estimated residual values. Any impairment charge would result in decreased net income.

Containers Held for Sale. We also evaluate all off-lease containers to determine whether the containers will be repaired and returned to service or sold based upon what we estimate will be the best economic alternative. If we designate a container as held for sale, depreciation on the container ceases, and the container is reported at the lower of (1) its recorded value or (2) the amount we expect to receive upon sale (less the estimated cost to sell the container). Any write-down of containers held for sale is reflected in our statement of income as an expense. If a larger number of containers are identified for sale or prices for used containers drop, impairment charges for containers held for sale may increase which would result in decreased net income.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination accounted for using the purchase method. Goodwill acquired in a purchase business combination is not amortized, but instead tested for impairment at least annually. On October 1, 2006, we recorded goodwill of $50.2 million and intangible assets of $7.4 million resulting from the application of push down accounting in connection with the Company's repurchase of its common shares of stock held by Interpool. The purchase price for the incremental ownership that we acquired from Interpool was based on forecasts and assumptions made on future cash flows. Management determined that the Company is comprised of two reporting units, container leasing and container management, and allocated $13.8 million and $36.4 million of goodwill, respectively, to each segment. The allocation of the purchase price is based on the expected future cash flow contribution of each segment and goodwill for each reporting unit was determined as the difference between the allocated purchase price and the fair value of the net assets of each reporting unit.

Impairment of goodwill is tested at the reporting unit level annually or more frequently if an event or circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that would suggest a possible impairment include, but are not limited to, material customer losses, significant decline in the market value of stock, an adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss in key personnel.

We test impairment by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. We perform the goodwill impairment test using a combination of the market and income approaches. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists and a second step is performed to measure the amount of impairment loss, if any. In the application of the impairment testing, we are required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. Actual future results and other assumed variables could differ from these estimates. If goodwill is impaired we will record an impairment charge, which will result in a decrease in net income, or an increase in net loss. We perform our annual review in the fourth quarter of each year or sooner if indicators for impairment exist. During the quarter ended December 31, 2008, we recognized an impairment loss of our entire goodwill of $50.2 million (see Note 7 to our consolidated financial statements).

Intangible assets acquired during the repurchase of its common stock held by Interpool and the acquisition of Consent have been allocated either directly to the relevant unit or on the expected future cash flow contribution of each segment. Intangible assets allocated to the container leasing and container management reporting units, net of accumulated amortization, are $1.7 million and $1.9 million, respectively, as of December 31, 2010. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is developed based on two key components: (1) specific reserves for receivables which are impaired for which management believes full collection is doubtful; and (2) a general reserve for estimated losses inherent in the receivables. The general reserve is estimated by applying certain percentages ranging from 1.0% on accounts that are one to thirty days overdue, to 100% on accounts that are one year overdue. Our allowance for doubtful accounts is reviewed regularly by our management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and non-performing accounts and economic conditions. Our credit committee meets regularly to assess performance of our container lessees and to recommend actions to be taken in order to minimize credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet's accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. If the financial condition of our container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease our net income in the period of the adjustment.

The credit risk on accounts receivable related to the containers we manage is the responsibility of the container investors. Accordingly, we do not record an allowance for doubtful accounts related to those accounts receivable. Under our management agreements, if we are unable to ultimately collect any amount due from a managed container lessee, the container investors are obligated to reimburse us for any amounts we have previously paid to them in advance of receiving the amount from the container lessee.

Share-Based Payments

We calculate the value of the stock options for officers and directors using the Black-Scholes-Merton option pricing model using certain assumptions of volatility, risk free interest rate, expected term and dividend yield. As we have limited historical data, the expected option term is calculated using the simplified method. The fair value of restricted shares of common stock granted to management employees was their market price on the date of grant. The resulting values for stock options and restricted shares of common stock are amortized on a straight-line basis over their vesting periods and recorded as compensation expense. (See Note 14 to consolidated financial statements.)

On April 23, 2007, our board of directors and our stockholders approved the 2007 Equity Incentive Plan ("Plan") and reserved 721,980 shares of our common stock for issuance under the Plan. Pursuant to this Plan, on May 15, 2007, we granted our three top corporate officers at that time and three outside members of our board of directors, options totaling 508,620 shares and 37,500 shares, respectively, of our common stock at the IPO price of $15.00 per share. Additional options totaling 22,500 shares were granted to our independent directors on May 22, 2008. On June 5, 2009, the 2007 Equity Incentive Plan was amended to increase the number of shares available for issuance under the Plan to 1,221,980 shares and granted additional options for 480,000 to our officers, certain management employees and independent directors. All of our stock options have a contractual term of 10 years and vest over four years for the officers and employees and one year for the independent directors. As of December 31, 2010, there were 972,680 stock options outstanding for officers, employees and outside directors.

In addition to stock options, we granted certain management employees restricted shares of common stock aggregating 36,876 shares on May 15, 2007, and 2,000 shares on July 29, 2007. The restricted shares of common stock granted to employees have a vesting period of three years from the date of grant. As of December 31, 2010, all shares of restricted common stock granted to employees were fully vested, except 3,772 shares that were forfeited by employees who left the Company prior to the vesting period.

Income Taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in our consolidated financial statements. Deferred tax liabilities and assets are determined based on the differences between the book values and the tax basis of particular assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce our deferred tax assets to an amount we determine is more likely than not to be realized, based on our analyses of past operating results, future reversals of existing taxable temporary differences and projected taxable income. Our analyses of future taxable income are subject to a wide range of variables, many of which involve estimates. Uncertainty regarding future events and changes in tax regulation could materially alter our valuation of deferred tax liabilities and assets. If we determine that we would not be able to realize all or part of our deferred tax assets in the future, we would increase our valuation allowance and record a corresponding charge to our earnings in the period in which we make such determination. If we later determine that we are more likely than not to realize our deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record penalties and interest related to unrecognized tax benefits within income tax expense.

Recent Accounting Pronouncements.

See Note 2(o) of our accompanying consolidated financial statements for a full description of recent accounting pronouncements and our expectation of their effect on our operations and financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. We are exposed to the market risks described below.

Foreign Exchange Rate Risk. Although we have significant foreign-based operations, the U.S. dollar is our primary operating currency. Thus, most of our revenue and expenses are denominated in U.S. dollars. We had equipment sales in British Pound Sterling, Euros and Japanese Yen and incurred overhead costs in foreign currencies, primarily in British Pound Sterling and Euros. Consent has significant amounts of revenue as well as expenses denominated in Euro and Swedish Kroner. During the year ended December 31, 2010, the U.S. dollar has increased in value in relation to other major foreign currencies (such as the Euro and British Pound Sterling). The increase in the U.S. dollar has decreased our revenues and expenses denominated in foreign currencies. The increase in the value of the U.S. dollar relative to foreign currencies will also result in U.S. dollar denominated liabilities held at some of our foreign subsidiaries to increase in value relative to the foreign subsidiaries' local currencies. For year ended December 31, 2010, we recognized a loss on foreign exchange of $513,000. If the value of the U.S. dollar continues to increase in relation to foreign currencies, such increase may have a significant impact on our future operating results.

Interest Rate Risk. The nature of our business exposes us to market risk arising from changes in interest rates to which our variable-rate debt is linked. As of December 31, 2010, the principal amount of debt outstanding under the variable-rate arrangement of our revolving credit facility was $51.6 million. In addition, the capital lease obligations we assumed in conjunction with the acquisition of Consent had a balance of $14.9 million as of December 31, 2010 and have variable interest rates. On August 20, 2009, we signed a five-year term loan agreement with Development Bank of Japan, which owned approximately 9.4% our outstanding common stock at the time of the closing of the loan agreement. The loan bears a variable interest rate and had a balance of $9.0 million as of December 31, 2010. On December 20, 2010, we entered into a term loan agreement with a consortium of banks. Under this loan agreement, we are eligible to borrow up to $300.0 million at a variable interest rate. The loan had a balance of $185.0 million as of December 31, 2010. A 1.0% increase or decrease in underlying interest rates for these obligations will increase or decrease interest expense by approximately $2.6 million annually assuming debt remains constant at December 31, 2010 levels.

Credit Risk

We maintain detailed credit records about the container lessees for our total fleet. Our credit policy sets different maximum exposure limits for our container lessees. Credit criteria may include, but are not limited to, container lessee trade route, country, social and political climate, assessments of net worth, asset ownership, bank and trade credit references, credit bureau reports, including those from Dynamar, operational history and financial strength. We monitor container lessees' performance and lease exposures on an ongoing basis, and our credit management processes are aided by the long payment experience we have with most of the container lessees for our total fleet and our broad network of long-standing relationships in the shipping industry that provide current information about the container lessees for our total fleet. In managing this risk we also make an allowance for doubtful accounts. The allowance for doubtful accounts is developed based on two key components: (1) specific reserves for receivables where management believes full collection is doubtful; and (2) reserve for estimated losses inherent in the aged receivables portfolio. The non-specific portion of the reserve is estimated by applying percentages ranging from 1.0% on accounts that are one to thirty days overdue, to 100% on accounts that are one year overdue. An allowance of $2.2 million has been established against certain receivables as of December 31, 2010. During the year ended December 31, 2010, we wrote off $425,000 of accounts receivables that had been reserved for in prior periods.

The credit risk on accounts receivable related to the containers we manage is the responsibility of the container investors. We hold back a percentage of lease payments relating to managed containers to be applied against future lessee defaults. Under our management agreements, if we are unable to ultimately collect any amount due from a managed container lessee, the container investors are obligated to reimburse us for any amounts we have previously paid to them in advance of receiving the amount from the container lessee. We typically pay container investors the amounts due to them under the leases we manage within 60 days after invoicing lessees. Accordingly, we have credit risk exposure on amounts that we have paid to container investors in advance of receiving the funds from the lessees. Although our container investors are obligated under the terms of our management agreements to reimburse us for amounts advanced that are subsequently not collected from the managed container lessees, we bear the credit risk if the container investor cannot reimburse us, and if one or more of our managed container lessees will become insolvent or otherwise be unable to pay us the amounts due under the lease. We receive all funds from our managed container lessees directly and if we determine that a payment due from a container lessee is not collectible, we have the right to deduct that amount from future payments to the relevant container investors to the extent that amount exceeds amounts we have previously held back. We monitor our managed fleet credit risk exposure to managed container lessees and cease making payments to container investors with respect to containers leased to a lessee that we have determined is unlikely to make payment under the lease.

As of December 31, 2010, approximately 93.6% of accounts receivable for our total fleet and 98.0% of the finance lease receivables were from container lessees outside of the United States. Korea and China, (including Hong Kong) accounted for 13.1% and 13.0%, respectively, of our total fleet container leasing revenue for 2010. No other countries accounted for greater than 10.0% of our total fleet container leasing revenue for the same period. Total fleet container leasing revenue differs from our reported container rental revenue in that total fleet container leasing revenue comprises revenue earned from leases on containers in our total fleet, including revenue earned by our investors from leases on containers in our managed fleet, while our reported container revenue only comprises container leasing revenue associated with our owned fleet. We derive revenue with respect to container leasing revenue associated with our managed fleet from management fees based upon the operating performance of the managed containers.

Revenue from our ten largest container lessees represented 54.0% of the revenue from our container leasing segment for the year ended December 31, 2010, with revenue from our single largest container lessee accounting for 8.3%, or $5.4 million, of revenue from our container leasing segment during such period.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements and financial statement schedule listed under Item 15- Exhibits, Financial Statement Schedules are set forth on the F-pages of this Annual Report on Form 10-K and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, under the supervision and with the participation of our management, including our President and Chief Executive Officer along with our Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based upon their evaluation of these disclosure controls and procedures, our President and Chief Executive Officer along with our Interim Chief Financial Officer concluded, as of the end of the period covered by this Annual Report on Form 10-K, that our disclosure controls and procedures were effective with respect to controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported by our management within the time periods specified in the Securities and Exchange Commission's rules and forms and are accumulated and communicated to the Company's management, including the Company's principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act), during the period covered by this Annual Report on Form 10-K that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934). Our internal control over financial reporting is a process designed with the participation of our principal executive officer and principal financial officer or persons performing similar functions to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that: (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, our internal controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2010, our management, with the participation of our President and Chief Executive Officer and our Interim Chief Financial Officer, conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management has determined that CAI International Inc.'s internal control over financial reporting is effective as of December 31, 2010.

KPMG LLP, the independent registered public accounting firm that audited our 2010 consolidated financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting. The report appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CAI International, Inc.:

We have audited CAI International, Inc. and Subsidiaries (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CAI International, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule II, and our report dated March 15, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

KPMG LLP

San Francisco, CA
March 15, 2011

ITEM 9B. OTHER INFORMATION

On March 11, 2011, the Company, as a guarantor of the obligations of Container Applications Limited (CAL), a wholly owned subsidiary of the Company organized under the laws of Barbados, in connection with the Term Loan Agreement dated as of December 20, 2010 between CAL, as Borrower, the Company, as Guarantor, ING Bank N.V., as Administrative Agent and acting as a Mandated Lead Arranger and Physical Bookrunner and the other lenders party thereto (the "Loan Agreement"), entered into an Amendment to the Loan Agreement (the "Amendment") that, among other things, reduces the quarterly payments of principal for the $185.0 million initially borrowed under the Loan Agreement to $3.7 million each for the first 23 quarterly payment dates with a final payment of $99.9 million due on December 20, 2016. The Company is entitled to draw down the remaining $115.0 million commitment in up to three additional drawdowns through September 2011. The quarterly payments of principal on these drawdowns (each determined separately) will be determined for each Principal Payment Date (other than the Maturity Date), an amount equal to the product of (x) the quotient obtained by dividing 46.0% by the number of remaining scheduled Principal Payment Dates, as of the Drawdown Date of such Term Loan and (y) the initial Principal Balance of such Term Loan, with a final payment due on December 20, 2016 of 54.0% of the initial Principal Balance of such term loan. The foregoing summary of the Amendment is qualified in its entirety by the terms of the Amendment, which is attached hereto as Exhibit 10.17 and incorporated herein by reference.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item may be found under the sections captioned "Election of Directors," "Management," "Corporate Governance Principles and Board Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for our 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement"), and such information is incorporated herein by reference. The 2011 Proxy Statement will be filed with the SEC no later than 120 days after the close of our fiscal year ended December 31, 2010.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item may be found under the section captioned "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the 2011 Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item may be found under the section captioned "Security Ownership and Certain Beneficial Owners and Management" and "Securities Authorized for Issuance Under Equity Compensation Plans" in the 2011 Proxy Statement, and such information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item may be found under the section captioned "Related Person Transactions" and "Corporate Governance Principles and Board Matters" in the 2011 Proxy Statement, and such information is incorporated herein by reference, and in Note 12 to our consolidated financial statements.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item may be found under the section captioned "Audit Fees" in the 2011 Proxy Statement, and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements.*

The following financial statements are included in Item 8 of this report:

(a)(2) *Financial Statement Schedules.*

The following financial statement schedule for the Company is filed as part of this report:

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

(a)(3) *List of Exhibits.*

The exhibits used on the accompanying Exhibit Index immediately following the financial statement schedule are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2011

CAI International, Inc.

By: /s/ MASAAKI (JOHN) NISHIBORI
Masaaki (John) Nishibori
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated, on the 16th day of March 2011.

Signature	Title(s)
/s/ HIROMITSU OGAWA **Hiromitsu Ogawa**	Chairman
/s/ MASAAKI (JOHN) NISHIBORI **Masaaki (John) Nishibori**	President and Chief Executive Officer (Principal Executive Officer), Director
/s/ GARY M. SAWKA **Gary M. Sawka**	Interim Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ MARVIN DENNIS **Marvin Dennis**	Director
/s/ WILLIAM W. LIEBECK **William W. Liebeck**	Director
/s/ DAVID G. REMINGTON **David G. Remington**	Director

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
CAI International, Inc.:

We have audited the accompanying consolidated balance sheets of CAI International, Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CAI International, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting

KPMG LLP

San Francisco, CA
March 15, 2011

CAI INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share information)

	December 31, 2010	December 31, 2009
ASSETS		
Cash	$ 14,393	$ 14,492
Accounts receivable (owned fleet), net of allowance for doubtful accounts of $2,182 and $1,420 at December 31, 2010 and December 31, 2009, respectively	20,874	14,412
Accounts receivable (managed fleet)	19,496	18,953
Current portion of direct finance leases	3,948	6,776
Prepaid expenses	6,645	3,077
Deferred tax assets	1,931	1,669
Other current assets	1,364	4,000
Total current assets	68,651	63,379
Container rental equipment, net of accumulated depreciation of $ 85,596 and $80,627 at December 31, 2010 and December 31, 2009, respectively	530,939	299,340
Net investment in direct finance leases	7,886	5,844
Furniture, fixtures and equipment, net of accumulated depreciation of $548 and $759 at December 31, 2010 and December 31, 2009, respectively	2,383	435
Intangible assets, net of accumulated amortization of $5,982 and $4,656 at December 31, 2010 and December 31, 2009, respectively	3,593	5,085
Total assets	$ 613,452	$ 374,083
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 2,411	$ 8,030
Accrued expenses and other current liabilities	5,408	3,638
Due to container investors	23,283	17,285
Unearned revenue	5,724	4,225
Current portion of term loans	24,800	800
Current portion of capital lease obligations	4,438	3,813
Rental equipment payable	88,097	660
Total current liabilities	154,161	38,451
Revolving credit facility	51,600	152,500
Term loans	169,200	9,000
Deferred income tax liability	30,226	26,606
Capital lease obligations	10,509	16,282
Income taxes payable	82	2,146
Total liabilities	415,778	244,985
Stockholders' equity:		
Common stock, par value $.0001 per share ; authorized 84,000,000 shares; issued and outstanding, 19,295,359 shares and 17,917,176 shares at December 31, 2010, and December 31, 2009, respectively	2	2
Additional paid-in capital	127,064	103,684
Accumulated other comprehensive loss	(2,510)	(1,248)
Retained earnings	55,043	26,660
Total CAI stockholders' equity	179,599	129,098
Non-controlling interest	18,075	-
Total stockholders' equity	197,674	129,098
Total liabilities and stockholders' equity	$ 613,452	$ 374,083

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Revenue:			
Container rental revenue	$ 64,892	$ 53,747	$ 56,436
Management fee revenue	10,348	8,546	11,969
Gain on sale of container portfolios	614	753	12,443
Finance lease income	2,045	2,218	2,297
Total revenue	77,899	65,264	83,145
Operating expenses:			
Depreciation of container rental equipment	20,767	17,140	15,824
Amortization of intangible assets	1,377	1,566	1,534
Impairment of container rental equipment	40	86	331
Gain on disposition of used container equipment	(9,112)	(3,626)	(4,155)
Storage, handling and other expenses	6,170	8,717	4,874
Marketing, general and administrative expense	21,218	18,848	20,215
Impairment of goodwill	-	-	50,247
Restructuring charges	-	972	-
Loss (gain) on foreign exchange	513	(215)	564
Total operating expenses	40,973	43,488	89,434
Operating income (loss)	36,926	21,776	(6,289)
Interest expense	5,278	4,311	9,346
Interest income	(109)	(10)	(229)
Net interest expense	5,169	4,301	9,117
Net income (loss) before income taxes and non-controlling interest	31,757	17,475	(15,406)
Income tax expense	3,555	3,919	11,547
Net income (loss)	28,202	13,556	(26,953)
Add: Net loss attributable to non-controlling interest	181	-	-
Net income (loss) attributable to CAI common stockholders:	$ 28,383	$ 13,556	$ (26,953)
Net income (loss) per share attrbutable to CAI common stockholders:			
Basic	$ 1.58	$ 0.76	$ (1.55)
Diluted	$ 1.56	$ 0.76	$ (1.55)
Weighted average shares outstanding :			
Basic	17,974	17,902	17,406
Diluted	18,203	17,902	17,406

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common stock						
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Non-Controlling Interest	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances as of December 31, 2007	17,145	$ 2	$ 90,988	$ 40,057	$ -	$ 101	$ 131,148
Net loss	-	-	-	(26,953)	-	-	(26,953)
Foreign currency translation adjustment	-	-	-	-	-	(2,123)	(2,123)
Comprehensive loss							(29,076)
Issuance of common stock, net of underwriting discount and offering expenses	750	-	10,289	-	-	-	10,289
Exercise of stock options	30	-	478	-	-	-	478
Payment of income tax withheld on vested restricted stocks	(4)	-	(54)	-	-	-	(54)
Stock based compensation	-	-	1,005	-	-	-	1,005
Balances as of December 31, 2008	17,921	$ 2	$ 102,706	$ 13,104	$ -	$ (2,022)	$ 113,790
Net Income	-	-	-	13,556	-	-	13,556
Foreign currency translation adjustment	-	-	-	-	-	774	774
Comprehensive income							14,330
Payment of income tax withheld on vested restricted stocks	(4)	-	(14)	-	-	-	(14)
Stock based compensation	-	-	992	-	-	-	992
Balances as of December 31, 2009	17,917	$ 2	$ 103,684	$ 26,660	$ -	$ (1,248)	$ 129,098
Net Income (loss)	-	-	-	28,383	(181)	-	28,202
Foreign currency translation adjustment	-	-	-	-	-	(1,262)	(1,262)
Comprehensive income							26,940
Contributions from non-controlling interest	-	-	-	-	18,256	-	18,256
Issuance of common stock, net of underwriting discount and offering expenses	1,381	-	22,353	-	-	-	22,353
Payment of income tax withheld on vested restricted stocks	(3)	-	(42)	-	-	-	(42)
Stock based compensation		-	1,069	-	-	-	1,069
Balances as of December 31, 2010	19,295	$ 2	$ 127,064	$ 55,043	$ 18,075	$ (2,510)	$ 197,674

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(in thousands)

	Twelve Months Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 28,202	$ 13,556	$ (26,953)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	21,024	17,366	16,001
Amortization of debt issuance costs	641	496	474
Amortization of intangible assets	1,377	1,566	1,534
Impairment of container rental equipment	40	86	331
Impairment of goodwill	-	-	50,247
Stock-based compensation expense	1,069	992	1,005
Loss/(Gain) on foreign exchange	640	(418)	334
Gain on sale of container portfolios	(614)	(753)	(12,443)
Gain on disposition of used container equipment	(9,112)	(3,626)	(4,155)
Reversal of income tax reserves	(2,027)	-	-
Deferred income taxes	3,069	(1,130)	(593)
Restructuring charges	107	883	-
Bad debt expense	1,063	458	687
Changes in other operating assets and liabilities:			
Accounts receivable	(10,390)	7,243	(4,417)
Deposits, prepayments and other assets	3,423	1,036	27
Accounts payable, accrued expenses and other current liabilities	(3,754)	2,723	2,875
Due to container investors	6,104	(9,329)	2,772
Unearned revenue	1,562	(351)	(288)
Net cash provided by operating activities	42,424	30,798	27,438
Cash flows from investing activities:			
Purchase of containers	(204,565)	(31,284)	(189,600)
Acquisition of Consent Equipment AB, net of cash acquired	-	-	(14,566)
Net proceeds from sale of container portfolios	12,367	5,840	99,773
Net proceeds from disposition of used container equipment	31,922	23,669	20,357
Purchase of furniture, fixtures and equipment	(2,265)	(69)	(133)
Receipt of principal payments from direct financing leases	5,333	5,532	6,563
Net cash (used in) provided by investing activities	(157,208)	3,688	(77,606)
Cash flows from financing activities:			
Proceeds from issuance of common stock	22,353	-	10,289
Proceeds from capital lease obligations	-	1,345	2,944
Exercise of stock options	-	-	478
Proceeds from bank debt	135,800	15,000	134,600
Proceeds from related party term debt	-	10,000	-
Principal payments on capital lease obligations	(3,894)	(4,359)	(3,308)
Principal payments made on bank debt	(51,700)	(70,700)	(74,000)
Contributions from noncontrolling interest	18,256	-	-
Principal payments on related party term loan	(800)	(200)	-
Debt issuance costs	(4,995)	(93)	(340)
Net cash provided by (used in) financing activities	115,020	(49,007)	70,663
Effect on cash of foreign currency translation	(335)	478	(393)
Net (decrease) increase in cash	(99)	(14,043)	20,102
Cash at beginning of the period	14,492	28,535	8,433
Cash at end of the period	$ 14,393	$ 14,492	$ 28,535
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Income taxes	$ 2,206	$ 6,307	$ 11,047
Interest	3,964	3,492	7,971
Supplemental disclosure of non-cash investing and financing activity:			
Transfer of container rental equipment to direct finance lease	$ 5,874	804	15,116
Transfer of container rental equipment off direct finance lease	1,286	3,099	-
Container equipment purchase funded by offset to account receivables	1,764	-	-
Payment of revolving credit facility from term loan	185,000	-	-

See accompanying notes to consolidated financial statements.

CAI INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and Nature of Operations

CAI International, Inc. (CAI or the Company) was originally incorporated under the name Container Applications International, Inc. in the state of Nevada on August 3, 1989. On February 2, 2007, the Company was reincorporated under its present name in the state of Delaware. The Company operates in the international intermodal marine cargo container leasing business. Within this single industry sector, the Company generates revenue from two reportable segments: container leasing and container management. The container leasing segment specializes primarily in the ownership and leasing of intermodal dry freight standard containers, while the container management segment manages containers for container investors. The Company leases its containers principally to international container shipping lines located throughout the world. The Company sells containers primarily to investor groups and provides management services to those investors in return for a management fee.

The Company completed an initial public offering ("IPO") of its common stock at $15.00 per share on May 16, 2007, and listed its common stock on the New York Stock Exchange under the symbol "CAP".

On September 12, 2007, the Company formed Container Applications Limited, a wholly owned subsidiary in Barbados, to facilitate the Company's international leasing and related business operations.

On April 30, 2008, the Company acquired CAI Consent Sweden AB (Consent), formerly named Consent Equipment AB, a European container and intermodal equipment leasing company, for $14.6 million in cash (net of $1.3 million cash acquired) and the assumption of approximately $25.7 million in debt. Consent was originally headquartered in Gothenburg, Sweden at the time of its acquisition. In October 2009 the Company commenced moving Consent's operations in Sweden to the Company's European office in the United Kingdom. The move was completed in February 2010. (See Notes 4 and 5).

The Company operates its business in 12 offices in 10 countries including the United States, and has agents in Asia, Europe, South Africa, Australia and South America. Its corporate headquarters are located in San Francisco, California.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting and Principles of Consolidation

(a)(i). ***Basis of Accounting***. The Company utilizes the accrual method of accounting.

(a)(ii). ***Principles of Consolidation***

The consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries: Container Applications Limited (CAL), SKY Container Trading, Inc.; its 80% owned subsidiary in Japan, CAIJ Ltd (CAIJ), and the non-controlling interest relating to two Japanese container funds managed by the Company, in accordance with Accounting Standards Update (ASU) 2009-17, *Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved With Variable Interest Entities*, which amends FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*. See Note 2(o) below. The consolidated financial statements of CAL include those of its wholly owned subsidiaries including Container Applications International Ltd., Container Applications International (U.K.) Ltd., SKY Container Trading, Ltd., SKY Container Leasing, Ltd., Container Applications (Malaysia) SDN BHD and CAI Consent AB and its subsidiaries (from May 1, 2008). The non-controlling interest relating to CAIJ is not shown separately in the Company's consolidated financial statements as required under FASB ASC 810, *Consolidation*, as the results of CAIJ's operations were not material in relation to the Company's consolidated statements of operations for the years ended December 31, 2010, 2009 and 2008, and the non-controlling interest in the financial position of CAIJ was not material as of December 31, 2010 and 2009. All significant intercompany balances and transactions have been eliminated in consolidation.

(a)(iii). ***Consolidation of Container Funds***

The Company regularly performs a review of the container funds that it manages for investors to determine whether a fund is a variable interest entity (VIE) and whether the Company has a variable interest that provides it with a controlling financial interest and is the primary beneficiary of the VIE in accordance with ASC 810, *Consolidation.* If the fund is determined to be a VIE, a further analysis is performed to determine if the Company is a primary beneficiary of the VIE and meets both of the following criteria under Paragraph 14A of ASC 810:

- It has power to direct the activities of a VIE that most significantly impact the entity's economic performance; and

- It has the obligation to absorb losses of the entity that could be potentially significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE.

If in the Company's judgment both of the above criteria are met, the VIE's financial statements are included in the Company's consolidated financial statements as required under ASC 810. The equity attributable to the VIE is shown as a non-controlling interest on our consolidated balance sheet and the after tax result attributable to its operations is shown as a net income or loss attributable to non-controlling interest on the Company's consolidated statement of operations. (See Note 3).

Management performed an evaluation of the Company's activities through the filing date of this Form 10-K and has concluded that there are not significant events requiring disclosure.

(b) Use of Estimates

Certain estimates and assumptions were made by the Company's management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include revenue recognition, allowances for receivables, the carrying amount of container equipment, the residual values and lives of container equipment, impairment of goodwill and intangible assets, the carrying amount and lives of intangible assets, fair value of stock options and income tax uncertainties. Actual results could differ from those estimates.

(c) Furniture, Fixtures, and Equipment

Furniture and equipment, which include furniture, fixtures, office equipment, and software, are depreciated on a straight-line basis over estimated useful lives of five years with no salvage value.

(d) Container Rental Equipment

The Company depreciates its new dry van container rental equipment over an estimated useful life of 12.5 years (using the straight-line method) to fixed residual values of $850 for 20', $950 for 40' and $1,000 for 40' high cubes. Used containers are depreciated over the number of years remaining from their normal useful life of 12.5 years but no less than three years. Used containers that are over 12.5 years of age at the time of purchase are depreciated over two years. No depreciation is recorded on used containers that are purchased at or below their residual values. The estimated useful life for all other new containers is 15 years with a residual value of 15% of their original cost.

(e) Impairment of Long-Lived Assets

The Company's container rental equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Impairment losses on equipment held for sale are included in total operating expenses reported under the container leasing segment of the Company (see Note 17). For the years ended December 31, 2010, 2009 and 2008 the Company recorded impairment losses of $40,000, $86,000 and $331,000, respectively, on container rental equipment identified for sale.

(f) Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business combination accounted for using the purchase method. Goodwill acquired in a purchase business combination is not amortized, but instead tested for impairment at least annually.

On October 1, 2006, the Company recorded goodwill of $50.2 million and intangible assets of $7.4 million resulting from the application of push down accounting in connection with the Company's repurchase of its common shares of stock held by Interpool. The purchase price for the incremental ownership the Company acquired from Interpool was based on forecasts and assumptions made on future cash flows. Management had determined that the Company is comprised of two reporting units, container leasing and container management, and allocated $13.8 million and $36.4 million of goodwill, respectively, to each segment. The allocation of the purchase price was based on the expected future cash flow contribution of each segment and goodwill for each reporting unit was determined as the difference between the allocated purchase price and the fair value of the net assets of each reporting unit.

Impairment of goodwill is tested at the reporting unit level annually or more frequently if an event or circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that would suggest a possible impairment include, but are not limited to, significant decrease in the Company's stock price, material customer losses, an adverse change in the business climate, an adverse action or assessment by a regulator, unanticipated competition or a loss in key personnel. The impairment test is conducted by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The annual goodwill impairment test is performed using a combination of the market and income approaches. If the carrying amount of a reporting unit exceeds its fair value, an indication of goodwill impairment exists and a second step is performed to measure the amount of impairment loss, if any. In the application of the impairment testing, the Company is required to make estimates of future operating trends and resulting cash flows and judgments on discount rates and other variables. During the quarter ended December 31, 2008, the Company recorded a goodwill impairment charge of $50.2 million to write off the balance of the goodwill account after a test for impairment was completed (see Note 7).

Intangible assets acquired during the repurchase of its common stock held by Interpool and the acquisition of Consent have been allocated either directly to the relevant unit or on the expected future cash flow contribution of each segment. Intangible assets allocated to the container leasing and container management reporting units, net of accumulated amortization, are $1.7 million and $1.9 million, respectively, as of December 31, 2010.

Intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. The Company currently amortizes intangible assets on a straight-line basis over their estimated useful lives as follows:

Trademarks	1-10 years
Software	1-3 years
Contracts-third party	7 years
Contracts and customer relationships-owned equipment	5-7 years
Non-compete agreements	2-3 years

(g) Finance Leases

Interest on finance leases is recognized using the effective interest method. Lease income is recorded in decreasing amounts over the term of the contract, resulting in a level rate of return on the net investment in direct finance leases.

(h) Debt Fees

To the extent that the Company is required to pay issuance fees or direct costs relating to its credit facilities, such fees are amortized over the lives of the related debt using the straight line method and reflected in interest expense.

(i) Foreign Currency Translation

The accounts of the Company's foreign subsidiaries have been converted at rates of exchange in effect at year-end for balance sheet accounts and average exchange rates for the year for income statement accounts. The effects of changes in exchange rates in translating foreign subsidiaries' financial statements are included in stockholders' equity as accumulated other comprehensive income.

(j) Accounts Receivable (Owned Fleet)

Amounts billed under operating leases for containers owned by the Company are recorded in accounts receivable (owned fleet). The Company estimates an allowance for doubtful accounts for accounts receivable it does not consider fully collectible. The allowance for doubtful accounts is developed based on two key components: (1) specific reserves for receivables which are impaired for which management believes full collection is doubtful; and (2) a general reserve for estimated losses inherent in the receivables. The general reserve is estimated by applying certain percentages ranging from 1.0% on accounts that are one to thirty days overdue, to 100% on accounts that are one year overdue. The allowance for doubtful accounts is reviewed regularly by management and is based on the risk profile of the receivables, credit quality indicators such as the level of past due amounts and non-performing accounts and economic conditions. The Company's credit committee meets regularly to assess performance of container lessees and to recommend actions to be taken in order to minimize credit risks. Changes in economic conditions or other events may necessitate additions or deductions to the allowance for doubtful accounts. The allowance is intended to provide for losses inherent in the owned fleet's accounts receivable, and requires the application of estimates and judgments as to the outcome of collection efforts and the realization of collateral, among other things. Changes in the financial condition of the container lessee or an adverse development in negotiations or legal proceedings to obtain payment could result in the actual loss exceeding the estimated allowance. If the financial condition of container lessees were to deteriorate, reducing their ability to make payments, additional allowances may be required, which would decrease net income in the period of the adjustment.

(k) Income Taxes

Income taxes are accounted for using the asset-and-liability method. Under this method, deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when it is more likely than not that deferred tax assets will not be recovered.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record penalties and interest related to unrecognized tax benefits within income tax expense. (See Note 11).

(l) Revenue Recognition

The Company provides a range of services to its customers incorporating rental, sale and management of container equipment. Revenue for all forms of service is recognized when earned following the guidelines under FASB ASC 605-*Revenue Recognition* and FASB ASC 840- *Leases*. Revenue is reported net of any related sales tax.

Container Rental Revenue

Container rental revenue arises from renting containers owned by the Company to various shipping lines. Rental agreements are typically leases with a fixed term of between one and eight years or short-term master lease agreements where there is no term and the equipment can be returned at any time without penalty. Revenue is recorded on an accruals basis for master lease agreements as these agreements have no fixed term. For long-term leases, revenue is recorded on a straight-line basis when earned according to the terms of the container rental contracts. These contracts are classified as operating leases. Early termination of the container rental contracts subjects the lessee to a penalty, which is included in container rental revenue upon such termination.

Included in container rental revenue is revenue consisting primarily of fees charged to the lessee for handling, delivery, repairs, and fees relating to the Company's damage protection plan, which are recognized as earned.

Management Fee Revenue and Gain on Sale of Container Portfolios

In addition to renting containers, the Company sells leased container portfolios to investor groups. After the date of sale the Company generally manages the container assets sold to the investor group. The Company has determined that the two deliverables under the arrangements, the sale of the container and the management services, are separate units of accounting, thus revenue is recognized for each unit.

Effective June 15, 2010 the Company adopted FASB ASU 2009-13, *Multiple Deliverable Revenue Arrangement,* for all revenue arrangements entered into or materially modified on or after. This guidance eliminated the requirement for an arrangement to have an objective and reliable evidence of the fair value of the undelivered items. In accordance with paragraph 605-25-25-5 of ASU NO. 2009-13, the Company determines if revenue arrangements with multiple deliverables should be considered separate units of accounting if the deliverables meet both of the following criteria:

a. The delivered item(s) has value to the customer on a standalone basis, that is, it can be sold separately by any vendor or the customer could resell the delivered items on a standalone basis. In the context of the customer's ability to resell the delivered items, this criterion does not require the existence of an observable market for the deliverable.
b. If the arrangement includes a right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

In applying the guidance under this sub-topic, separate contracts entered into at or near the same time with the same entity or related parties are presumed to have been negotiated at a package and be evaluated as a single arrangement in considering whether there are one or more units of accounting.

The Company evaluates all deliverables in an arrangement at the inception of the arrangement and as each deliverable is delivered to determine whether they represent separate units of accounting. The criteria for dividing an arrangement into separate units of accounting are applied consistently to arrangements with similar characteristics and in similar circumstances.

A delivered item that does not qualify as a separate unit of accounting within the arrangement is combined with other undelivered item(s) within the arrangement. The allocation of arrangement consideration and the recognition of revenue is determined for those combined deliverables as a single unit of accounting.

If the Company concludes that the sale of containers and the management services can be accounted for separately, the Company recognizes gain on sale of container portfolios when the sale of the containers is completed. The gain is the difference between the sales price and the net book value of the containers sold.

The Company recognizes revenue from management fees earned under equipment management agreements as earned on a monthly basis. Management fees are typically a percentage of net operating income of each investor group's fleet calculated on an accruals basis. Included in the Company's balance sheet are accounts receivable from the managed fleet which are uncollected lease billings related to managed equipment. With the exception of containers managed under pooling agreements, all direct costs (storage, repairs, repositioning etc.) are charged to investors on a specific-identification basis or allocated basis. The Company's financial statements include accounts payable and accruals of expenses related to managed equipment. The net amount of rentals billed less expenses payable and less management fees is recorded in amounts due to container investors on the balance sheet.

As described above, the Company periodically sells containers to container investors which are generally managed by the Company in return for a management fee. A gain is calculated as the excess of sales proceeds over the net book value of the containers sold. The proceeds from sale of these container portfolios were $12.4 million, $5.8 million and $99.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The gain on sale of container portfolios was $614,000, $753,000, and $12.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(m) Stock-Based Compensation

The Company granted stock options to its officers and directors and restricted common stock to certain management employees under it 2007 Equity Incentive Plan. The Company has adopted a fair-value-based method of accounting for the plan in which compensation cost is measured at the date the award is granted based on the fair value of the award calculated using the Black-Scholes-Merton stock valuation model. The stock based compensation expense is recognized over the vesting period of the grant. (See Note 14).

(n) Repairs and Maintenance

The Company's leases require the lessee to pay for any damage to the container beyond normal wear and tear at the end of the lease term. The Company also offers a damage protection plan ("DPP") pursuant to which the lessee pays a fee in exchange for not being charged for certain damages at the end of the lease term. The Company accounts for repair and maintenance expense on accrual basis when an obligation to pay has been incurred.

(o) Recent Accounting Pronouncements

In December 2009, the FASB issued ASU 2009-16, *Accounting for Transfer of Financial Assets*. This ASU amends the FASB Statement 166, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140*. ASU 2009-16 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. ASU 2009-16 is effective for the periods beginning after December 15, 2009 and may not be adopted early. The adoption of this ASU did not have a significant impact to the Company's consolidated financial position or results.

In October 2009, the FASB issued ASU No. 2009-13, *Multiple Deliverable Revenue Arrangement.* ASU 2009-13 sets forth the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple element arrangement when other items have not yet been delivered. This update amends ASC 605-25, *Revenue Recognition—Multiple revenue Arrangements,* to eliminate the requirement that all undelivered elements have vendor-specific objective evidence or third party evidence before an entity can recognize the portion of an overall arrangement fee that is attributable to items that have already been delivered. Additionally, this new guidance will require entities to disclose more information about their multiple-revenue arrangements. This consensus will be effective prospectively for revenue arrangements entered into or materially modified on or after June 15, 2010. The Company adopted ASU 2009-13 on the aforementioned effective date and determined that it did not have a material effect on the Company's financial results for the year ended December 31, 2010.

In December 2009, the FASB issued ASU 2009-17 which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, *Consolidation Overall*, and revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risk and reward calculation based on the VIE's expected losses and expected residual returns, to a primarily qualitative analysis based on identifying the party or related party group (if any) with: (a) the power to direct the activities that most significantly impact the VIE's economic performance and, (b) the obligation to absorb losses of, or the right to receive the benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether the fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interest to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE's economic performance, and requires the Company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 requires the consolidation of the funds or entities in which the Company is determined to be a primary beneficiary. ASU 2009-17 is effective for fiscal years beginning after December 15, 2009, with earlier adoption prohibited. The Company adopted ASU 2009-17 on January 1, 2010 and performed an evaluation of the existing container funds under its management to determine whether the Company is the primary beneficiary and has a controlling financial interest in any of those funds. With the exception of two Japanese funds that were established during the quarter ended September 30, 2010, the Company has determined that it is not a primary beneficiary of any of the other funds that it manages for investors as they do not meet both criteria of ASU 2009-17 for consolidation into the Company's financial results. (See Notes 3 and 12).

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (topic 820), Improving Disclosures About Fair Value Measurements*, which requires new disclosures for fair value measurements including significant transfers in and out of Level 1 and Level 2 of the fair value hierarchy. This ASU requires additional information in the roll-forward of Level 3 assets and liabilities including the presentation of purchases, sales, issuances and settlements on a gross basis. It also provides clarification on existing disclosures relating to the level of disaggregation and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual and interim reporting periods beginning after December 15, 2009. The additional information in the roll forward of Level 3 assets and liabilities will be effective for fiscal years beginning after December 15, 2010. The portion of ASU 2010-06 that is effective for annual and interim reporting periods beginning after December 15, 2009 did not have an impact on the Company's statements of financial position and results of operations. The Company does not expect that the remaining disclosure requirements that are effective for fiscal years beginning after December 15, 2010 to have an impact on its statement of financial position and results of operations.

(3) Consolidation of Variable Interest Entities as a Non-Controlling Interest

The Company adopted ASU 2009-17 on January 1, 2010 and performs ongoing evaluation of the existing container funds under its management to determine whether the container funds are considered VIEs, the Company has a variable interest in the VIEs and is the primary beneficiary of the VIEs. The container funds, among others, include Japanese container funds that were established by a related party under separate investment agreements allowed under Japanese commercial laws (see Note 12). Each of the funds are funded by unrelated third party investors.

The container funds under management are considered VIEs because as manager of the funds, the Company has the power to direct the activities that most significantly impact the entity's economic performance such as leasing and managing the containers owned by the funds. With the exception of two specific funds established in September 2010, the fees earned for arranging, managing and establishing the funds are not significant to the expected returns of the funds so the Company does not have a variable interest in the funds. The rights to receive benefits and obligations to absorb losses that could potentially be significant to the funds belong to the third party investors, so the Company concluded that it is not the primary beneficiary of the funds. With the exception of the sale of containers to two funds established in September 2010, the Company recognized gains on sale of containers to the unconsolidated VIEs as sales in the ordinary course of the business. For the years ended December 1, 2010, 2009 and 2008, the Company recognized gains of $614,000, $753,000 and $488,000, respectively, relating to the sale of container portfolios to the VIEs.

In September 2010, the Company transferred approximately $16.0 million of containers to two specific Japanese funds that are considered VIEs. The terms of the transaction included options for the Company to purchase the containers from the funds at a fixed price. As a result of the residual interest resulting from the fixed price call option, the Company concluded that it may absorb a significant amount of the variability associated with the funds' anticipated economic performance so the Company has a variable interest in the funds. As the Company has the power to direct the activities that most significantly impact the economic performance of the VIEs and the variable interest provides the Company with the right to receive benefits from the entity that could potentially be significant to the funds, the Company determined that it is the primary beneficiary of these two specific VIEs and included the assets and liabilities as of December 31, 2010, and the results of operations and cash flows for the year ended December 31, 2010 in the consolidated financial statements.

The containers transferred to the two Japanese VIEs had a balance of $15.2 million as of December 31, 2010. The container equipment along with $289,000 of cash held by these container funds and $1.7 million of net investment in direct finance leases have been included on the consolidated balance sheet with the offsetting equity related to the funds presented separately as non-controlling interest of $18.1 million in the equity section of the Company's consolidated balance sheet as of December 31, 2010. No gain or loss was recognized upon the initial consolidation of the VIE in September 2010. Net loss of $181,000 attributable to the two Japanese funds is presented as net loss attributable to non-controlling interest and added back to the Company's consolidated statement of operations for the year ended December 31, 2010.

(4) Acquisition of CAI Consent Sweden AB, formerly named Consent Equipment AB

On April 30, 2008, the Company entered into a Stock Purchase Agreement with BNS Consent Holding AS, a Norwegian corporation, pursuant to which the Company purchased all of the issued and outstanding capital stock of CAI Consent Sweden AB, (Consent), formerly named Consent Equipment AB, a European container and intermodal equipment leasing company, for $14.6 million in cash (net of $1.3 million cash acquired) and the assumption of approximately $25.7 million of Consent's debt. Consent is headquartered in Gothenburg, Sweden, and has operations located in Sweden, Germany and the United Kingdom. It owned approximately 4,400 palletwide containers, 1,200 roll trailers and 2,400 German swap bodies as of April 30, 2008. The functional currency of Consent is the Euro.

The acquisition was recorded during the second quarter of 2008 using the purchase method of accounting as prescribed under SFAS No. 141, *Business Combinations.* Accordingly, assets acquired and liabilities assumed were recorded at their fair value estimated by management as of April 30, 2008. The purchase price for the acquisition has been allocated to the assets acquired and liabilities assumed as follows (in thousands):

Current assets	$ 3,445
Container rental equipment	38,847
Intangible assets	2,395
Other assets	1,156
Total assets acquired	45,843
Current liabilities, excluding current portion of capital lease obligations	2,165
Deferred income tax liability	2,134
Capital lease obligations	25,705
Total liabilities assumed	30,004
Net assets acquired	15,839
Cash acquired (included in current assets above)	(1,273)
Debt assumed (included in liabilities assumed above)	25,705
Purchase price and debt assumed, net of cash acquired	$ 40,271

Adjustments to record the assets acquired and liabilities assumed at fair values include the recognition of $2.4 million of intangible assets as follows:

	Amount (In thousands)	Estimated Life
Trademarks	$ 43	1 year
Software	43	1 year
Contracts and customer relationships-owned equipment	2,137	7 years
Non-compete agreement	172	2-3 years

The Company's consolidated results for the year ended December 31, 2008 include the results of Consent from May 1, 2008 through December 31, 2008. Pro forma results are not presented as they are not material to the Company's overall financial statements.

(5) Restructuring Charges

In October 2009, as part of its cost reduction effort, the Company started the process of moving Consent's office in Sweden to the Company's European office in the United Kingdom. The Company recorded restructuring charges of $972,000 for the year ended December 31, 2009 covering extended salaries and fringe benefits of terminated employees. The move was completed in February 2010.

The following details the changes in the restructuring accruals during the years ended December 31, 2009 and 2010 (in thousands):

Balance, December 31, 2008	$	—
Estimated extended salaries and other termination benefits		972
Payments and other settlements		(89)
Balance, December 31, 2009	$	883
Adjustment relating to termination benefits		39
Office lease exit cost		68
Termination benefits and lease exit cost paid during the year		(749)
Balance, December 31, 2010	$	241

The Company remains obligated for lease payments for Consent's office in Sweden through May 2012. Adjustments relating to restructuring charges of $107,000 for the year ended December 31, 2010 were recorded as a component of marketing, general and administrative expenses in the Company's consolidated statements of income and were allocated to the container leasing segment.

(6) Net Investment in Direct Finance Leases

The following table represents the components of the net investment in finance leases (in thousands):

		December 31, 2010		December 31, 2009
Gross finance lease receivables (1)	$	15,290	$	15,074
Allowance on gross finance lease receivables (2)		—		(239)
Gross finance lease receivables, net of allowance		15,290		14,835
Unearned income (3)		(3,456)		(2,215)
Net investment in finance leases	$	11,834	$	12,620

(1) At the inception of the lease, the Company records the total minimum lease payments, executory costs, if any, and unguaranteed residual value as gross finance lease receivables. The gross finance lease receivable is reduced as customer payments are received. Approximately $4.0 million and $76,000 of unguaranteed residual value at December 31, 2010 and 2009, respectively, were included in gross finance lease receivables. There were no executory costs included in gross finance lease receivables as of December 31, 2010 and 2009.

(2) The Company evaluates potential losses in its finance lease portfolio by regularly reviewing the specific receivables in the portfolio and analyzing historical loss experience. For the period 2004 through 2010, the Company's loss experience on its gross finance lease receivables, after considering equipment recoveries, was less than 2.0%.

(3) The difference between the gross finance lease receivable and the cost of the equipment or carrying amount at the lease inception is recorded as unearned income. Unearned income together with initial direct costs, are amortized to income over the lease term so as to produce a constant periodic rate of return. There were no unamortized initial direct costs as of December 31, 2010 and 2009.

In order to estimate the allowance for losses contained in the gross finance lease receivables, the Company reviews the credit worthiness of the customers on an ongoing basis. The review includes monitoring the credit quality indicators and the aging of receivables of our customers and general economic conditions.

The categories of gross finance lease receivables based on the Company's internal customer credit ratings can be described as follows:

Tier 1—These customers are typically large international shipping lines which have been in business for many years and have world-class operating capabilities and significant financial resources. In most cases, the Company has had a long commercial relationship with these customers and currently maintains regular communication with them at several levels of management which provides the Company with insight into the customer's current operating and financial performance. In the Company's view, these customers have the greatest ability to withstand cyclical down turns and would likely have greater access to needed capital than lower-rated customers. The Company views the risk of default for Tier 1 customers to range from minimal to modest.

Tier 2—These customers are typically either smaller shipping lines or freight forwarders with less operating scale or with a high degree of financial leverage, and accordingly the Company views these customers as subject to higher volatility in financial performance over the business cycle. The Company generally expects these customers to have less access to capital markets or other sources of financing during cyclical down turns. The Company views the risk of default for Tier 2 customers as moderate.

Tier 3—Customers in this category exhibit volatility in payments on a regular basis, thus they are considered non-performing. The Company has initiated or implemented plans to recover equipment on lease to these customers and believes that default is likely, or has already occurred.

Based on the above categories, the Company's gross finance lease receivables as of December 31, 2010, are as follows (in thousands):

Tier 1	$ 7,278
Tier 2	8,012
Tier 3	—
	$ 15,290

Contractual maturities of the Company's gross finance lease receivables subsequent to December 31, 2010 are as follows (in thousands):

2011	$ 5,313
2012	3,404
2013	1,414
2014	894
2015	3,261
2016 and thereafter	1,004
	$ 15,290

(7) Impairment of Goodwill

The Company is required to test its goodwill for impairment at least annually, or more often if there are impairment indicators present. The impairment test is a two-step approach in determining whether, and by how much, goodwill is impaired. The first step requires a comparison of the fair value of the Company's reporting units (container leasing unit and container management unit) to their respective net book values. The fair value of each reporting unit was evaluated using a combination of the income and market approaches. If the fair value is greater, then no impairment is deemed to have occurred and step 2 is not carried out. If the reporting unit's fair value is less than its book value, then the second step must be completed to determine the amount, if any, of actual impairment.

During the year ended December 31, 2008, the Company recognized a goodwill impairment charge of $50.2 million. The goodwill charge was primarily a result of the material decline in the market value of the Company's equity during the fourth quarter of 2008 due to the expected downturn in future economic activity as a result of the global recession and adverse capital market conditions. The impaired goodwill was associated with the Company's repurchase in October, 2006 of the shares of its common stock previously held by Interpool, Inc. The Company compared its book value with its market value based on the quoted price of the Company's stock in the fourth quarter of 2008. Based upon the results of step 1, the Company completed step 2 analysis and recognized $50.2 million impairment charge for the year ended December 31, 2008. All goodwill in both of the Company's reporting units was impaired.

The impairment charge was recorded as a component of operating expenses in the accompanying Consolidated Statements of Operations for the year ended December 31, 2008.

(8) Other Intangible Assets

The Company's other intangible assets as of December 31, 2010 were as follows (in thousands):

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$ 1,278	$ (574)	$ 704
Software	536	(536)	—
Contracts-third party	3,650	(2,216)	1,434
Contracts and customer relationships-owned equipment	3,965	(2,518)	1,447
Non-compete agreements	146	(138)	8
	$ 9,575	$ (5,982)	$ 3,593

Amortization recorded for the years ended December 31, 2010, 2009 and 2008 was $1.4 million, $1.6 million and $1.5 million, respectively. Estimated future amortization expenses are as follows (in thousands):

2011	$ 1,241
2012	$ 910
2013	$ 781
2014	$ 389
2015 and thereafter	$ 272

(9) Container Leases

The Company leases its containers on either short-term operating leases through master lease agreements, long-term non-cancelable operating leases, or finance leases. The following represents future minimum rents receivable under long-term non-cancelable operating and finance leases as of December 31, 2010 (in thousands):

	Long-term operating	Finance
Year ending December 31:		
2011	$ 50,270	$ 5,313
2012	47,227	3,404
2013	42,010	1,414
2014	37,930	894
2015 and thereafter	75,553	4,265
Total minimum rents receivable	$ 252,990	$ 15,290
Less amount representing unearned income		3,456
Net investment in direct financing leases		$ 11,834

(10) Revolving Credit Facility, Term Loans and Capital Lease Obligations

The Company's revolving credit facility, including any amounts drawn on the facility, is secured by substantially all of the assets of the Company (not otherwise used as security for its other credit facilities) including the containers owned by the Company, the underlying leases thereon and the Company's interest in any money received under such contracts. The Company's term loan with a consortium of banks, related party term loan and capital lease obligations are secured by a specific pool of containers owned by the Company, the underlying leases thereon and the Company's interest in any money received under such contracts.

(a) Revolving Credit Facility

The Company has a revolving line of credit agreement with a consortium of banks to finance the acquisition of assets and for general working capital purposes. This agreement was amended on May 27, 2008 and August 20, 2010 to increase the maximum credit availability. As of December 31, 2010, the maximum credit commitment under the revolving line of credit was $330.0 million.

The Company's revolving credit facility may be increased under certain conditions described in the agreement governing the facility. In addition, there is a commitment fee on the unused amount of the total commitment, payable quarterly in arrears. The agreement provides that swing line loans (short-term borrowings of up to $10.0 million in the aggregate that are payable within 10 business days or at maturity date, whichever comes earlier) and standby letters of credit (up to $15.0 million in the aggregate) will be available to the Company. These credit commitments are part of, and not in addition to, the total commitment provided under the agreement. The interest rates vary depending upon whether the loans are characterized as Base Rate loans or Eurodollar rate loans, as defined in the revolving credit facility. As of December 31, 2010, the interest rate under the amended agreement was approximately 2.8%. The agreement governing the Company's revolving credit facility also contains various financial and other covenants. It also includes certain restrictions on the Company's ability to incur other indebtedness or pay dividends to stockholders. As of December 31, 2010, the Company was in compliance with the terms of the revolving credit facility.

As of December 31, 2010, the outstanding balance under the Company's revolving credit facility was $51.6 million. As of December 31, 2010, the Company had $278.3 million in availability under the revolving credit facility (net of $84,000 in letters of credit) subject to our ability to meet the collateral requirements under the agreement governing the facility. The entire amount of the facility drawn at any time plus accrued interest and fees is callable on demand in the event of certain specified events of default. The agreement under the Company's revolving credit facility will terminate on September 25, 2014.

(b) Term Loans

Term loans consist of the following:

(i) Bank Term Loan. On December 20, 2010, the Company entered into a Term Loan Agreement with a consortium of banks. Under this loan agreement, the Company is eligible to borrow up to $300.0 million, subject to certain borrowing conditions, which amount is secured by certain assets of the Company's wholly owned foreign subsidiaries. The Company initially borrowed $185.0 million under the agreement and have until September 2011 to utilize the remainder of the loan facility. The loan agreement is an amortizing facility with a term of six years, and with quarterly payments of principal of $6.0 million each (e.g., 2.0% of the aggregate commitment). Any unpaid principal will be due on December 20, 2016. The applicable interest rate is equal to LIBOR plus 3.0% per annum for Eurodollar loans, and Base Rate plus 2.0% for base rate loans. The Base Rate is defined as the highest of (i) the federal funds rate plus 1/2 of 1.0%, (ii) the prime rate (as published in The Wall Street Journal), and (iii) the Eurodollar rate (for one month loans) plus 1.0%. The proceeds from this borrowing were used to pay part of the Company's revolving credit facility. As of December 31, 2010, the loan had a balance of $185.0 million and interest rate of 3.3%. The loan agreement contains various financial and other covenants. As of December 31, 2010, the Company was in compliance with all the covenants under the agreement.

The following are the estimated future principal and interest payments under this loan as of December 31, 2010 (in thousands). The payments were calculated assuming interest rate of 3.3% remains the same through maturity of the loan.

2011	$ 29,893
2012	29,104
2013	28,285
2014	27,482
2015 and thereafter	93,559
	208,323
Less: Amount representing interest	(23,323)
Bank term loan	$ 185,000

Subsequently on March 11, 2011 the Company entered into an Amendment to the Term Loan Agreement that reduces the quarterly payments of principal for the $185.0 million initially borrowed to $3.7 million each (e.g. 2.0% of the drawn amount) for the first 23 quarterly payment dates with a final payment of $99.9 million (54.0% of the drawn amount) due on December 20, 2016. The Company is entitled to draw down the remaining $115.0 million commitment in up to three additional drawdowns through September 2011. The quarterly payments of principal on these drawdowns (each determined separately) will be determined for each Principal Payment Date (other than the Maturity Date), an amount equal to the product of (x) the quotient obtained by dividing 46.0% by the number of remaining scheduled Principal Payment Dates, as of the Drawdown Date of such Term Loan and (y) the initial Principal Balance of such Term Loan, with a final payment due on December 20, 2016 of 54.0% of the initial Principal Balance of such Term Loan.

The following are the revised estimate of future principal and interest payments under this loan as of December 31, 2010 (in thousands) after giving effect to the Amendment to the Term Loan Agreement. The payments were calculated assuming interest rate of 3.3% remains the same through maturity of the loan.

2011	$ 20,809
2012	20,329
2013	19,817
2014	19,322
2015 and thereafter	133,367
	213,644
Less: Amount representing interest	(28,644)
Bank term loan	$ 185,000

(ii) Related Party Term Loan. On August 20, 2009, the Company signed a $10.0 million five-year loan agreement with the Development Bank of Japan (DBJ). As of the date of closing of the loan agreement, DBJ owned approximately 9.4% of the Company's outstanding common stock. The loan is payable in 19 quarterly installments of $200,000 starting October 31, 2009 and a final payment of $6.2 million on July 31, 2014. The loan bears a variable interest rate based on BBA LIBOR rate and is secured by a number of container rental equipment owned by the Company. The loan had a balance of $9.0 million and interest rate of 2.7% as of December 31, 2010. The agreement governing the Company's term loan contains various financial and other covenants. As of December 31, 2010, the Company was in compliance with the terms of the term loan.

The following are the estimated future principal and interest payments under this loan as of December 31, 2010 (in thousands). The payments were calculated assuming interest rate remains the same through maturity of the loan.

2011	$	1,037
2012		1,016
2013		994
2014		6,730
2015 and thereafter		-
		9,777
Less: Amount representing interest		(777)
Related party term loan	$	9,000

In December 2010, DBJ sold 753,000 shares of the Company's stock that it owned, thereby reducing its equity interest to 4.9% of the Company's total outstanding shares stock as of December 31, 2010.

(c) Capital Lease Obligations

As of December 31, 2010, the Company had capital lease obligations of $14.9 million. The underlying obligations are denominated in U.S. Dollars and Euros at fixed and floating interest rates averaging 2.6% as of December 31, 2010 and maturity dates between March 2011 and June 2019. The liability under each lease is secured by the underlying equipment on the lease.

Future payments under capital lease obligations assuming the same average interest rate as of December 31, 2010 is sustained through maturity dates of the obligations are as follows (in thousands):

2011	$	4,771
2012		3,337
2013		2,808
2014		1,650
2015 and thereafter		3,291
		15,857
Less: Amount representing interest		(910)
Capital lease obligation	$	14,947

(11) Income Taxes

For the years ended December 31, 2010, 2009 and 2008 income (loss) before taxes consists of the following (in thousands):

	2010	2009	2008
U.S. operations	$ 11,276	$ 9,217	$ (22,045)
Foreign operations	20,481	8,258	6,639

Income tax expense (benefit) attributable to income from operations consists of (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Current:			
Federal	$ (607)	$ 1,736	$ 10,736
State	32	(218)	777
Foreign	772	889	972
	197	2,407	12,485
Deferred:			
Federal	2,739	1,757	(1,048)
State	92	(368)	(66)
Foreign	527	123	176
	3,358	1,512	(938)
Income tax expense	$ 3,555	$ 3,919	$ 11,547

The reconciliation between the Company's income tax expense and the amounts computed by applying the U.S. federal income tax rates of 35% for the years ended December 31, 2010, 2009 and 2008 are as follows (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Computed expected tax expense	$ 11,116	$ 6,116	$ (5,392)
Non-deductible stock-based compensation	80	76	47
Provision to tax return true-up	(261)	(451)	—
Enactment of California apportionment factor law change	—	(313)	—
Other permanent differences	88	224	496
Release of uncertain tax liabilities	(1,919)	—	—
Goodwill impairment	—	—	18,227
Increase (decrease) in income taxes resulting from:			
State income tax expense, net of federal income tax benefit	321	145	(197)
Foreign tax differential	(5,870)	(1,878)	(1,634)
	$ 3,555	$ 3,919	$ 11,547

As of December 31, 2010, the Company had $9.3 million of net operating loss (NOL) carry forwards to offset future taxable income. The NOL carry forwards will begin to expire in 2017. As of December 31, 2010, the Company had $691,000 of NOL carry forwards to offset future state taxable income. The state NOL carry forwards will begin to expire in 2029.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2010 and 2009 are presented below (in thousands):

	2010	2009
Deferred tax assets:		
Accounts receivable (owned fleet)	$ 558	$ 433
Accrued expenses and other current liabilities	75	67
State taxes	1	—
Unearned revenue	1,289	1,208
Stock-based compensation	1,018	814
Interest expense	3	146
Tax credits	162	72
Net operating loss carry forwards	271	959
Gross deferred tax assets	3,377	3,699
Deferred tax liabilities:		
Intangible assets	873	1,269
Depreciation and amortization	27,368	24,283
Foreign deferred tax liabilities	2,684	2,397
Deferred subpart F income	756	649
Unrealized gain or (loss)	(9)	38
Net deferred tax liability	$ 28,295	$ 24,937

The realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company's management considers the projected future taxable income for making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company's management believes it is more likely than not the Company will realize the benefits of the deductible differences noted above.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. As of December 31, 2010, the amount of such earnings totaled approximately $32.7 million. These earnings have been permanently reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. The amount of income taxes that would have resulted had such earnings been repatriated is not practically determinable.

The Company has adopted accounting guidance for income taxes, which clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial recognition and measurement of a tax position taken, or expected to be taken, in a tax return. The Company is required to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The accounting guidance also provides guidance on the derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The Company has elected to record penalties and interest within income tax expense. The implementation of the accounting guidance did not have a material impact on the Company's financial statements. The following table summarizes the activity related to the Company's unrecognized tax benefits (in thousands):

Balance at January 1, 2009	$ 1,752
Increases related to prior year tax positions	68
Increases related to current year tax positions	6
Balance at December 31, 2009	$ 1,826
Decreases related to prior year tax positions	(1,752)
Increases related to current year tax positions	3
Balance at December 31, 2010	$ 77

The unrecognized tax benefits of approximately $77,000 at December 31, 2010, if recognized, would reduce the Company's effective tax rate. The Company accrued potential interest and penalties of $3,000, and $88,000 related to unrecognized tax benefits for the years ended December 31, 2010, and 2009, respectively. Total accrued interest was $5,000 and $319,000 as of December 31, 2010 and 2009, respectively.

The Company's federal tax returns in the United States and state tax returns in the states of California, New Jersey and South Carolina are subject to examination by the tax authorities. The Company accrues for unrecognized tax benefits based upon its best estimate of the additional taxes, interest and penalties expected to be paid. These estimates are updated over time as more definitive information becomes available from taxing authorities, completion of tax audits, expiration of statute of limitations, or upon occurrence of other events.

The Company does not believe the total amount of unrecognized tax benefit as of December 31, 2010 will increase or decrease significantly in the next twelve months. As of December 31, 2010, the statutes of limitation for tax examinations in the United States has not expired for the years ended December 31, 2007 through 2009. The Company's 2005 and 2006 tax returns for the state of California are currently under examination by the state's taxing authority. The statutes of limitation for tax examinations in the states of California, New Jersey and South Carolina have not expired for tax returns filed for the years December 31, 2006 through 2009.

(12) Related Party Transactions

During the years ended December 31, 2010, 2009 and 2008, the Company transferred legal ownership of dry van containers to Japanese container funds which were established by Japan Investment Adviser Co., Ltd. (JIA) and CAIJ. CAIJ is an 80%-owned subsidiary of CAI with the remaining 20% owned by JIA. JIA is owned and controlled by a Managing Director of CAIJ. Prior to the transfer of containers from the Company, the container funds received contributions from unrelated Japanese investors, under separate Japanese investment agreements allowed under Japanese commercial laws. The contributions were used to purchase container equipment from the Company. Under the terms of the agreements, the CAI-related Japanese entities manage the activities of the Japanese entities but may outsource the whole or part of each operation to a third party. Pursuant to its services agreement with investors, the Japanese container funds have outsourced the general management of their operations to CAIJ. The Japanese container funds have also entered into equipment management service agreements whereby the Company manages the activities such as leasing and managing of containers owned by the Japanese container funds.

As described in Note 3, the Japanese container funds are considered VIEs. However, with the exception of the two specific Japanese funds described in Note 3, the Company does not consider its interest in the Japanese container funds to be a variable interest. As such, the Company did not consolidate the assets and liabilities, results of operations or cash flows in its consolidated financial statements.

The sale of containers to the unconsolidated Japanese VIEs has been recorded on the Company's books as a sale in the ordinary course of the business. During the years ended December 31, 2010, 2009 and 2008, the Company recognized gains of $614,000, $753,000 and $488,000, respectively, relating to the sale of containers to the Japanese container funds. Fees received and recognized as revenue from the unconsolidated Japanese VIEs for the years ended December 31, 2010, 2009 and 2008 were $1.1 million, $405,000 and $291,000, respectively.

As described in Note 3, the Company has included in its consolidated financial statements, the assets and liabilities, results of operations, and results of cash flows of two specific Japanese container funds that it manages, in accordance with ASU 2009-17.

On August 20, 2009, the Company signed a $10.0 million five-year loan agreement with the Development Bank of Japan (DBJ). As of the date of closing of the loan agreement, DBJ owned approximately 9.4% of the Company's outstanding common stock. See Note 10(b)(ii).

(13) Capital Stock

On August 12, 2008, the Company sold 750,000 shares of its common stock at $15.50 per share in conjunction with it secondary offering of 2,250,000 shares, which included 1.5 million shares owned by the Company's Chairman, Hiromitsu Ogawa. The Company's share of $10.3 million (net of underwriting fees and expenses) from the sale of stock was used to pay part of the Company's outstanding revolving credit facility. The Company did not receive any proceeds from the sale of stock by Mr. Ogawa.

On August 2, 2010, the Company filed with the SEC a universal shelf registration statement on Form S-3 for $30.0 million of securities to provide the Company with financing flexibility. Pursuant to this registration, the Company sold 1,381,369 shares of its common stock in December 2010 at $17.50 per share in conjunction with its secondary offering which included 753,000 shares owned by Mr. Ogawa and 753,000 shares owned by the DBJ. The Company received $22.4 million (net of commissions and other expenses related to the offering) from the sale of its common stock. The Company did not receive any proceeds from the sale of stock by Mr. Ogawa and DBJ.

In addition to the sale of common stock, the Company received $478,000 in July 2008 from the exercise of 29,610 shares of stock options by a former officer of the Company.

(14) Stock–Based Compensation Plan

(a) Stock Options.

The Company grants stock options to its officers, independent directors and certain senior management employees pursuant to its 2007 Equity Incentive Plan ("Plan") which was adopted on April 23, 2007 and amended on June 5, 2009. The following table summarizes the activity in the Company's stock option plan for the three years ended December 31, 2010:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Terms	Aggregate Intrinsic Value (in thousands)
Balance at December 31, 2007	546,120	$ 15.00		
Options granted- officers				
Options granted- directors	22,500	$ 15.30		
Options exercised	(29,610)	$ 15.00		
Options cancelled/forfeited	(88,830)	$ 15.00		
Balance at December 31, 2008	450,180	$ 15.01		
Additional shares authorized				
Options granted- officers	450,000	$ 5.60		
Options granted- directors	30,000	$ 5.60		
Options exercised	-			
Options cancelled/forfeited	-			
Balance at December 31, 2009	930,180	$ 10.16		
Options granted- officers	-			
Options granted- directors	42,500	$ 13.97		
Options exercised	-			
Options cancelled/forfeited	-			
Balance at December 31, 2010	972,680	$ 10.32	7.6	$ 9,023
Exercisable at December 31, 2010	608,285	$ 11.94	7.1	$ 4,660
Expected to vest after December 31, 2010 (net of estimated forfeitures)	340,843	$ 7.74	8.3	$ 4,034

The aggregate intrinsic value represents the value by which the Company's closing stock price on the last trading day of the year ended December 31, 2010 exceeds the exercise price of the stock multiplied by the number of options outstanding or exercisable, excluding options that have a zero or negative intrinsic value. The intrinsic value of stock options exercised during the year ended December 31, 2008 was approximately $89,000. No options were exercised during 2009 and 2010.

The total fair value of the stock options granted to the Company's officers, certain management employees and independent directors at the time of grant was $220,000, or $5.18 per share, $993,000, or $2.07 per share, and $118,000, or $5.26 per share, for the years ended December 31, 2010, 2009 and 2008, respectively, calculated using the Black-Scholes-Merton pricing model under the following assumptions:

	2010*	2009	2008*
Stock Price	$ 13.97	$ 5.60	$ 15.30
Exercise Price	$ 13.97	$ 5.60	$ 15.30
Volatility	37.3%	35.1%	30.3%
Expected term- Officers and employees	N/A	6.25 years	N/A
Expected term- Independent directors	5.5 years	5.5 years	5.5 years
Risk free interest rate- minimum	1.28%	2.83%	3.24%
Risk free interest rate- maximum	1.98%	2.83%	3.24%
Dividend yield	-	-	-

* All assumptions are weighted averages. Assumptions for 2010 and 2008 relate to stock options granted the independent directors. No stock options were granted to officers and employees during these years.

No forfeiture rate was applied for the years ended December 31, 2010 and 2008. An estimated forfeiture rate of 7% was applied and deducted from the resulting calculations for the year ended December 31, 2009. The forfeiture rate for the year ended December 31, 2009 was estimated based on the average forfeiture rates for similar companies for the last four years and the Company's estimated future forfeitures. The risk-free rate is based on the implied yield on a U.S. Treasury bond with a term approximating the expected term of the option. In the absence of historical data, the assumed volatility factors used in the calculation were derived from the average price volatility of common shares for similar companies as of June 5, 2009 over a period approximating the expected term of the options. As the Company has limited historical data, the expected option term is calculated using the simplified method ("Plain Vanilla" approach).

The Company recorded stock-based compensation expense of $1.0 million, $816,000 and $828,000 relating to stock options for the years ended December 31, 2010, 2009 and 2008, respectively. As of December 31, 2010, the remaining unamortized stock-based compensation cost relating to stock options granted to the Company's executive officers and management employees was approximately $835,000 which is to be recognized over the remaining average vesting period of 1.9 years. Unamortized stock-based compensation cost relating to independent directors' options at December 31, 2010 was approximately $115,000 which is to be recognized over an average remaining vesting period of 6.8 months.

(b) Restricted Stock Grant

In addition to stock options granted to officers and independent directors, the Company also granted certain management employees restricted stocks under the Plan. The following table summarizes the activity relating to the Company's restricted stock for the three years ended December 31, 2010:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2007	$ 36,057	$ 14.93
Restricted stocks granted	-	
Restricted stocks vested	(12,019)	$ 14.93
Restricted stocks cancelled/forfeited	(470)	$ 15.00
Balance at December 31, 2008	23,568	$ 14.21
Restricted stocks granted	-	
Restricted stocks vested	(11,546)	$ 14.93
Restricted stocks cancelled/forfeited	(478)	$ 15.00
Balance at December 31, 2009	11,544	
Restricted stocks granted	-	
Restricted stocks vested	(11,544)	$ 14.93
Restricted stocks cancelled/forfeited	-	
Balance at December 31, 2010	$ -	

For the years ended December 31, 2010, 2009 and 2008, the Company withheld 3,186 shares, 3,124 shares and 3,339 shares, respectively, from employees to cover minimum withholding taxes on vested restricted stocks. The Company returned the withheld shares to the Equity Incentive Plan to make them available for future grant and paid the applicable taxes to federal and state taxing authorities. The restricted stocks have a three-year vesting period, with one third of vested shares issued every 12 months from grant date. Compensation expense relating to restricted stocks for the years ended December 31, 2010, 2009 and 2008 was $63,000, $176,000, and $178,000, respectively. As of December 31, 2010, all restricted stocks were fully vested.

Compensation expense relating to stock options and restricted stock is recorded as a component of administrative expenses in the Company's consolidated statements of operations with a corresponding credit to additional paid-in capital in the Company's consolidated balance sheet.

(15) 401K Savings Plan

The Company established a 401(k) plan in January 1995 for certain eligible employees. Company contribution to this plan was entirely at the Company's discretion. On October 1, 2007, the Company enhanced the plan to cover all of its U.S. employees. Under the enhanced provisions of the plan, an employee may contribute up to the statutory limit of his or her salary into the plan. The Company matches employee contributions up to 4% of qualified compensation. The Company's contribution vests immediately. Company contribution to the plan for the years ended December 31, 2010, 2008 and 2007 was $147,000, $158,000, and $166,000, respectively.

(16) Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The balance of the Company's capital lease obligation of $14.9 million was estimated to have fair value of approximately $14.1 million as of December 31, 2010 based on the fair value of their estimated future payments calculated using the prevailing interest rates. Management believes that the principal amounts of the Company's revolving credit facility of $51.6 million, related party term loan of $9.0 million, bank term loan of $185.0 million and net investment in direct finance leases of $11.8 million approximate their fair value as of December 31, 2010, based on discounted cash flow calculated using prevailing interest rate.

(17) Commitments and Contingencies

The Company utilizes certain office facilities and office equipment under non-cancelable operating lease agreements which generally have original terms of up to five years. Future minimum lease payments required under non-cancellable operating leases having an original term of more than one year as of December 31, 2010 are as follows (in thousands):

	Office facilities and equipment
Year ending December 31:	
2011	$ 1,161
2012	1,117
2013	1,005
2014	958
2015 and thereafter	2,795
	$ 7,036

Office facility expense for the years ended December 31, 2010, 2009 and 2008 was $1.2 million each year and is included in marketing, general and administrative expense in the consolidated statements of operations.

As of December 31, 2010 and 2009, the Company has one outstanding letter of credit of $84,000 and $109,000, respectively. The letter of credit guarantees the Company's obligations under certain operating lease agreements.

In addition to the rental equipment payable of $88.1 million, the Company has commitments to purchase approximately $70.7 million of container equipment as of December 31, 2010.

In the ordinary course of business, the Company executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as an assignment and assumption agreement. These indemnifications might include claims related to tax matters, governmental regulations, and contractual relationships. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. The Company regularly evaluates the probability of having to incur costs associated with these indemnifications and as of December 31, 2010 there were no claims outstanding under such indemnifications nor does the Company believe any future claims are probable of occurring.

The Company entered Amendment No. 1 to Amended and Restated Employment Agreement with Mr. Masaaki (John) Nishibori on July 30, 2010 in connection with his position as President and Chief Executive Officer. The employment agreement is effective until the later of (i) November 1, 2010, or (ii) 90 days following written notice from either Mr. Nishibori or the Company, unless the agreement is terminated earlier by the Company for death, disability, company insolvency or "cause" by Mr. Nishibori for "good reason" or by either party with at least 90 days' written notice prior to the end of the term. Mr. Nishibori will be entitled to receive a cash bonus of up to 100% of his salary if certain percentages of the Company's budgeted pretax profit are achieved in a specific fiscal year.

The Company entered into an amended and restated employment agreement with Mr. Victor M. Garcia effective April 9, 2009 in connection with his position as Senior Vice President and Chief Financial Officer. The employment agreement was initially effective until November 1, 2009 and automatically renews for additional two-year periods, unless the agreement is terminated earlier by the Company for death, disability, company insolvency or "cause," by Mr. Garcia for "good reason" or by either party with at least 90 days written notice prior to the end of the term. As a result of the successful completion of the Company's IPO, Mr. Garcia received a cash bonus of $100,000 on November 1, 2009 and on November 1, 2010. In addition, Mr. Garcia may also become entitled to an annual cash bonus of up to 40.0% of his base salary.

On June 5, 2009, Mr. Hiromitsu Ogawa retired as the Company's Executive Chairman but retained his position as Chairman of the Company's Board of Directors and signed a compensation agreement with the Company. Under the compensation agreement, Mr. Ogawa shall be entitled to an annual retainer fee of $100,000, payable each calendar quarter in increments of $25,000. The annual retainer fee shall be increased by at least 4% on July 1 of each subsequent year that the agreement is in effect. The compensation is in lieu of the retainer and meeting fees that are payable to other members of the board. In addition to the annual retainer fee, Mr. Ogawa will continue to receive the fringe benefits that he was receiving prior to his retirement as an executive officer of the Company. The agreement is effective for as long as Mr. Ogawa serves as Chairman of the Board or for a period of three years from the date of the agreement.

(18) Segment Information

The Company operates in one industry segment, container leasing, but has two reportable business segments; container leasing and container management. The container leasing segment derives its revenue via the ownership and leasing of containers to container shipping lines. The container management segment derives its revenue from management fees earned from portfolios of containers and associated leases which are managed on behalf of container investors. It also derives revenue from the sale of containers, previously owned by the Company, to container investors who in turn enter into management agreements with the Company.

There are no inter-segment revenues.

With the exception of amortization of intangible assets and marketing, general and administrative expenses (MG&A), operating expenses are allocated directly to the container leasing segment. Amortization of intangible assets relating to owned and third party contracts is allocated directly to the container leasing segment and container management segment, respectively. The amortization of remaining intangible assets relating to the trademark and software is allocated to the segments based on average segment TEUs during the year.

During the year ended December 31, 2010, the Company refined its methodology for allocating MG&A expense to each segment based on a study which analyzed the departmental composition of MG&A expense. The expense allocation was based on either revenue or twenty-foot equivalent units (TEUs) of containers in each segment, depending on the function of the department which incurred the expense, after directly assigning MG&A expense relating to Consent and CAIJ subsidiaries to the container leasing and container management segment, respectively. Management believes that this allocation method results in a more representative distribution of MG&A expense between the two segments. For comparative purposes, the Company applied this allocation method to MG&A expenses for the years ended December 31, 2009 and 2008 to conform with the methodology used for the year ended December 31, 2010. Prior to the year ended December 31, 2010, the Company had been allocating MG&A expense to each segment based solely on the ratio of owned and managed TEUs to its total fleet of TEUs after directly assigning MG&A expense relating to Consent to the container leasing segment.

The Company makes its management decisions based on pre-tax income, and as such does not allocate income tax expense/benefit to its segments.

The allocation of assets between segments is determined by the direct allocation of the managed accounts receivable, the net carrying value of the intangible asset relating to third party contracts and a portion of the intangible asset relating to trademark and software (determined based on the percentage of average TEUs of managed containers to total average TEUs), to the managed container segment. The remaining balance of total assets is allocated to the container leasing business.

The following tables show segment information for the years ended December 31, 2010, 2009 and 2008, reconciled to the Company's income before taxes as shown in its consolidated statements of operations (in thousands):

	Year Ended December 31, 2010				Year Ended December 31, 2009			
	Container Leasing	Container Management	Unallocated	Total	Container Leasing	Container Management	Unallocated	Total
Container rental revenue	$ 64,892	$ -	$ -	$ 64,892	$ 53,747	$ -	$ -	$ 53,747
Management fee revenue	-	10,348	-	10,348	-	8,546	-	8,546
Gain on sale of container portfolios	-	614	-	614	-	753	-	753
Finance lease income	2,045	-	-	2,045	2,218	-	-	2,218
Total revenue	66,937	10,962	-	77,899	55,965	9,299	-	65,264
Depreciation of container rental equipment	20,767	-	-	20,767	17,140	-	-	17,140
Amortization of intangible assets	752	625	-	1,377	805	761		1,566
Impairment of container rental equipment	40	-	-	40	86	-	-	86
Gain on disposition of used container equipment	(9,112)	-	-	(9,112)	(3,626)	-	-	(3,626)
Storage, handling and other expenses	6,170	-	-	6,170	8,717	-	-	8,717
Marketing, general and administrative expenses	15,807	5,411	-	21,218	14,042*	4,806*	-	18,848
Restructuring charges	-	-	-	-	972			972
(Gain) loss on foreign exchange	513	-	-	513	(215)			(215)
Total operating expenses	34,937	6,036	-	40,973	37,921	5,567	-	43,488
Operating income	32,000	4,926	-	36,926	18,044	3,732	-	21,776
Interest expense	5,278	-	-	5,278	4,311	-	-	4,311
Interest income	-	-	(109)	(109)	-	-	(10)	(10)
Net interest expense	5,278	-	(109)	5,169	4,311	-	(10)	4,301
Income before income taxes	$ 26,722	$ 4,926	$ 109	$ 31,757	$ 13,733	$ 3,732	$ 10	$ 17,475
Total assets	$ 592,080	$ 21,372	$ -	$ 613,452	$ 352,604	$ 21,479*	$ -	$ 374,083

	Year Ended December 31, 2008			
	Container Leasing	Container Management	Unallocated	Total
Container rental revenue	$ 56,436	$ -	$ -	$ 56,436
Management fee revenue	-	11,969	-	11,969
Gain on sale of container portfolios	-	12,443	-	12,443
Finance lease income	2,297	-	-	2,297
Total revenue	58,733	24,412	-	83,145
Depreciation of container rental equipment	15,824	-	-	15,824
Amortization of intangible assets	619	915	-	1,534
Impairment of container rental equipment	331	-	-	331
Gain on disposition of used container equipment	(4,155)	-	-	(4,155)
Storage, handling and other expenses	4,874	-	-	4,874
Marketing, general and administrative expenses	10,645*	9,570*	-	20,215
Impairment of goodwill	13,849	36,398	-	50,247
Restructuring charges	-	-	-	-
Loss on foreign exchange	564	-	-	564
Total operating expenses	42,551	46,883	-	89,434
Operating income (loss)	16,182	(22,471)	-	(6,289)
Interest expense	9,346	-	-	9,346
Interest income	-	-	(229)	(229)
Net interest expense	9,346	-	(229)	9,117
Income (loss) before income taxes	$ 6,836	$ (22,471)	$ 229	$ (15,406)
Total assets	$ 384,716	$ 27,912	$ -	$ 412,628

* Marketing, general and administrative expenses for the years ended December 31, 2009 and 2008 were reallocated to conform with the segment allocation methodology used for the year ended December 31, 2010.

Using an expense allocation based solely on container fleet ownership, the Company had previously reported MG&A expense of $8.0 million and $10.8 million, and net income (loss) before income taxes of $19.7 million and ($2.2) million for the container leasing segment and container management segment, respectively, for the year ended December 31, 2009. For the year ended December 31, 2008, the Company had reported MG&A expense of $8.0 million and $12.2 million, and net income (loss) before income taxes of $9.5 million and ($25.1) million for the container leasing segment and container management segment, respectively.

Geographic Segment Information

The Company's container lessees use containers for their global trade utilizing many worldwide trade routes. The Company earns its revenue from international carriers when the containers are in use and carrying cargo around the world. Most of the Company's leasing related revenue is denominated in U.S. dollars. All of the Company's containers are used internationally and no one container is domiciled in one particular place for a prolonged period of time. As such, all of the Company's long-lived assets are considered to be international with no single country of use.

(19) Revenue Concentration

Container Leasing Segment Concentration. Revenue from the Company's ten largest container lessees represented 54.0% and 45.5% of the revenue from its container leasing segment for the years ended December 31, 2010 and 2009, respectively. Revenue from the Company's single largest container lessee accounted for 8.3%, or $5.4 million, and 7.3%, or $4.1 million, of revenue from its container leasing segment for the years ended December 31, 2010 and 2009, respectively. The $5.4 million and $4.1 million of revenue represented 6.9% and 6.3% of the Company's total revenue for the years ended December 31, 2010 and 2009, respectively. The largest lessees of the Company's owned fleet are often among the largest lessees of its managed fleet. The largest lessees of our managed fleet are responsible for a significant portion of the billings that generate our management fee revenue.

Container Management Segment Concentration. A substantial majority of the Company's container management segment revenue is derived from container investors associated with five different investment arrangers located in Germany, Switzerland, Austria and Japan. These arrangers are typically in the business of identifying and organizing investors for a variety of investment vehicles and compete with other institutions in these and other countries that perform similar functions.

Container investors associated with the five investment arrangers represented 80.9% and 89.3% of the Company's container management revenue for the years ended December 31, 2010 and 2009, respectively. Revenue from the two largest container investors, IGB Container GmbH & Co. KG (IGB) and P&R Equipment and Finance Corp. (P&R), represented 24.2%, or $2.5 million, and 22.4% or $2.3 million, respectively, of revenue from the Company's container management segment during the year ended December 31, 2010. The combined revenue of $4.8 million associated with the two largest investment arrangers represented 6.2% of total revenue for the year ended December 31, 2010.

The willingness of investment arrangers to continue to form entities that invest in containers will depend upon a number of factors outside of the Company's control, including the laws in the countries in which they are domiciled, the tax treatment of an investment or restrictions on foreign investment. If changes in tax laws in any country or other conditions make investments in containers less attractive, the Company will need to identify new container investors in other jurisdictions. If the Company is unable to identify new investors to offset decreases in demand, the gain on sale of container portfolios will decrease almost immediately, and management fee revenues will decrease if existing management agreements that terminate are not replaced by new management agreements.

(20) Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock; however, potential common equivalent shares are excluded if their effect is anti-dilutive.

The following table sets forth the reconciliation of basic and diluted net income per share for the year ended December 31, 2010, 2009 and 2008 (dollars in thousands, except per share data):

	Years Ended December 31,		
	2010	2009	2008
Numerator:			
Net income (loss) used in calculation of basic and diluted earnings (loss) per share	$ 28,383	$ 13,556	$ (26,953)
Denominator:			
Weighted average shares used in the calculation of basic earnings (loss) per share	17,974	17,902	17,406
Effect of dilutive securities:			
Restricted common stock	3	-	-
Stock options	226	-	-
Weighted average shares used in the calculation of diluted earnings (loss) per share	18,203	17,902	17,406
Net income (loss) per share available to CAI common stockholders:			
Basic	$ 1.58	$ 0.76	$ (1.55)
Diluted	$ 1.56	$ 0.76	$ (1.55)

The denominator used in the calculation of diluted income (loss) per share for the years ended December 31, 2010, 2009 and 2008 excluded options for 493,000 shares, 930,000 shares and 450,000 shares, respectively, of common stock granted to officers and directors, and 12,000 shares and 24,000 shares of restricted stocks granted to employees for the years ended December 31, 2009 and 2008 respectively, because their effect would have been antidilutive.

(21) Selected Quarterly Financial Data (Unaudited)

The following table sets forth key interim financial information for the years ended December 31, 2010 and 2009:

	2010 Quarters Ended				2009 Quarters Ended			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(in thousands, except per share amount)							
Revenue	$ 25,224	$ 20,119	$ 17,363	$ 15,193	$ 15,318	$ 15,709	$ 16,661	$ 17,576
Operating expenses	10,662	9,987	9,845	10,479	10,841	10,761	11,156	10,730
Operating income	14,562	10,132	7,518	4,714	4,477	4,948	5,505	6,846
Net income available to CAI common stockholders	10,497	9,161	5,676	3,049	3,074	3,194	3,333	3,955
Basic and diluted earnings (loss) per share available to CAI common stockholders:								
Basic	$ 0.58	$ 0.51	$ 0.32	$ 0.17	$ 0.17	$ 0.18	$ 0.19	$ 0.22
Diluted	$ 0.57	$ 0.50	$ 0.31	$ 0.17	$ 0.17	$ 0.18	$ 0.19	$ 0.22

(22) Subsequent Event

On March 11, 2011 the Company entered into an Amendment to the Term Loan Agreement that reduces the quarterly payments of principal for the $185.0 million borrowed to $3.7 million each (e.g. 2.0% of the drawn amount) for the first 23 quarterly payment dates with a final payment of $99.9 million (54.0% of the drawn amount) due on December 20, 2016. The Amendment also reduces the quarterly payments of principal for the remaining $115.0 million commitment. See Note 10 on Revolving Credit Facility, Term Loans and Capital Lease Obligations.

Schedule II
Valuation Accounts
(In thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Deductions*	Balance at End of Period
December 31, 2008				
Accounts receivable, allowance for doubtful accounts	530	599	(85)	1,044
December 31, 2009				
Accounts receivable, allowance for doubtful accounts	1,044	458	(82)	1,420
December 31, 2010				
Accounts receivable, allowance for doubtful accounts	1,420	1,063	(301)	2,182

* Primarily consists of write-offs, net of recoveries and other adjustments

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of CAI International, Inc. (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form S-1, as amended, File No. 333-140496)
3.2	Amended and Restated Bylaws of CAI International, Inc. (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K, dated March 10, 2009)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-1, as amended, File No. 333-140496)
10.1	Amended and Restated Registration Rights Agreement, dated February 16, 2007, by and among CAI International, Inc., Hiromitsu Ogawa, Ogawa Family Trust dated 7/06/98, Ogawa Family Limited Partnership and DBJ Value Up Fund (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form S-1, as amended, File No. 333-140496)
10.2*	Form of Indemnification Agreement between CAI International, Inc. and each of its current executive officers and directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form S-1, as amended, File No. 333-140496)
10.3*	2007 Equity Incentive Plan (incorporated by reference to Appendix A of our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 24, 2009)
‡‡10.4	Second Management Agreement between Container Applications International, Inc. and P&R Equipment & Finance Corporation dated March 1, 1996 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form S-1, as amended, File No. 333-140496)
‡‡10.5	Management Agreement between Container Applications International, Inc, P&R Equipment & Finance Corporation and Interpool Containers Limited dated March 14, 2006 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form S-1, as amended, File No. 333-140496)
10.6	Second Amended and Restated Revolving Credit Agreement, dated as of September 25, 2007, by and among CAI International, Inc., Container Applications Limited, various financial institutions, Bank of America, N.A. and the administrative agent, Banc of America Securities LLC as the arranger, LaSalle Bank National Association as the syndication agent and Union Bank of California, N.A. as the documentation agent (incorporated by reference to Exhibit 10.1 of our report on Form 8-K dated September 25, 2007)
10.7	Amendment No. 1 to that certain Second Amended and Restated Revolving Credit Agreement, dated as of February 26, 2008, by and among CAI International, Inc., Container Applications Limited, the guarantors listed on the signature pages thereto, various lenders, Bank of America, N.A. as administrative agent for itself and the other lenders and Union Bank of California, N.A. as co-agent for itself and the other lenders (incorporated by reference to Exhibit 10.1 of our report on Form 8-K dated February 26, 2008)
10.8	Amendment No. 2 and Consent to that certain Second Amended and Restated Revolving Credit Agreement, dated as of August 20, 2010, by and among CAI International, Inc., Container Applications Limited, the guarantors listed on the signature pages thereto, various lenders, Bank of America, N.A. as administrative agent for itself and the other lenders and Union Bank of California, N.A. as documentation agent for itself and other lenders (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K, filed on August 24, 2010)
10.9*	Amended and Restated Employment Agreement effective April 9, 2009 by and between CAI International, Inc. and Masaaki (John) Nishibori (incorporated by reference to Exhibit 10.1 of our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009)
10.10*	Amendment No. 1 to Amended and Restated Employment Agreement effective July 30, 2010 by and between CAI International, Inc. and Masaaki (John) Nishibori (incorporated by reference to Exhibit 99.1 of our report on Form 8-K dated July 30, 2010)
10.11*	Amended and Restated Employment Agreement effective April 9, 2009, by and between CAI International, Inc. and Victor M. Garcia (incorporated by reference to Exhibit 10.2 of our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009)
10.12*	Chairman of the Board Compensation Agreement, effective June 5, 2009, by and between CAI International, Inc. and Hiromitsu Ogawa (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2009, filed with the Commission on September 21, 2009)

Exhibit No.	Description
10.13	Stock Purchase Agreement, dated as of April 30, 2008, between Container Applications Limited and BNS Consent Holding AS (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K, dated May 6, 2008, file No. 001-33388)
10.14*	Employment Agreement effective as of February 9, 2009 by and between Nadine Teixeira and CAI International, Inc. (incorporated by reference to Exhibit 10.1 to our quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2010, filed with the Commission on August 6, 2010)
10.15	Term Loan Agreement dated as of December 20, 2010 by and among Container Applications Limited, CAI International, Inc., the Lenders listed on Schedule 1 thereto, and ING Bank N.V. (incorporated by reference to Exhibit 99.1 of our Current Report on Form 8-K, filed on December 23, 2010)
10.16	Guaranty dated December 20, 2010 made by and among Container Applications International (U.K.) Limited, Container Applications International, Ltd., Container Applications (Malaysia) SDN BDH, Sky Container Trading Limited, Sky Domestic Container Leasing Limited, CAI Consent Sweden AB, CAI International GmbH and CAI International, Inc. (incorporated by reference to Exhibit 99.2 of our Current Report on Form 8-K, dated December 23, 2010)
10.17	Amendment to the Term Loan Agreement dated as of March 11, 2011 by and among Container Applications Limited, CAI International, Inc., and the other Guarantors listed on the signature pages thereto, the Lenders listed on the signature pages thereto, and ING Bank N.V., acting as administrative agent for itself and other Lenders, and acting as Mandated Lead Arranger and Physical Bookrunner.
21.1	Subsidiaries of CAI International, Inc.
23.1	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a)
31.2	Certification of Interim Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a)
32.1	Certification of Chief Executive Officer Furnished Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the As Sarbanes-Oxley Act of 2002
32.2	Certification of Interim Chief Financial Officer Furnished Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the As Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan

‡‡ Confidential treatment requested as to portions of this exhibit. Confidential information has been omitted and filed separately with the Securities and Exchange Commission.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a)

I, Masaaki (John) Nishibori, certify that:

1. I have reviewed this Annual Report on Form 10-K of CAI International, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, tō the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2011

By: /S/ MASAAKI (JOHN) NISHIBORI

Masaaki (John) Nishibori

President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF INTERIM CHIEF FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a)

I, Gary M. Sawka, certify that:

1. I have reviewed this Annual Report on Form 10-K of CAI International, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2011

By: /S/ GARY M. SAWKA

Gary M. Sawka

Interim Chief Financial Officer

Exhibit 32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Masaaki (John) Nishibori, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of CAI International, Inc. on Form 10-K for the fiscal year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of CAI International, Inc.

Date: March 15, 2011

By: /S/ MASAAKI (JOHN) NISHIBORI
Masaaki (John) Nishibori
President and Chief Executive Officer

Exhibit 32.2

**Certification of Interim Chief Financial Officer Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

I, Gary M. Sawka, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of CAI International, Inc. on Form 10-K for the fiscal year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of CAI International, Inc.

Date: March 15, 2011

By: /S/ GARY M. SAWKA

Gary M. Sawka

Interim Chief Financial Officer



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Corporate Information

Directors (pictured left to right)

Hiromitsu Ogawa
Chairman of the Board of Directors

David G. Remington
Chairman of the Nominating and Corporate Governance Committee and Director

William W. Liebeck
Chairman of the Compensation Committee and Director

Masaaki (John) Nishibori
President, Chief Executive Officer, and Director

Marvin Dennis
Chairman of the Audit Committee and Director



Corporate Headquarters
Steuart Tower, 1 Market Plaza
Suite 900
San Francisco, CA 94105
USA
Tel: 415-788-0100

Independent Accountants
KPMG LLP

Stockholder Inquiries
Investor Relations
Steuart Tower, 1 Market Plaza
Suite 900
San Francisco, CA 94105
Tel: 415-788-0100

Stock Listing
Our common shares are listed on the NYSE under the symbol CAP.


CAP
LISTED
NYSE.

Legal Counsel
Perkins Coie LLP
3150 Porter Drive
Palo Alto, CA 94304

Stock Transfer Agent
Computershare Investor Services
250 Royall Street
Canton, MA 02021
Tel: 781-575-2879
Investor Center: www.computershare.com/investor

Annual Report (Form 10-K)
A copy of the company's 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to stockholders, without charge, by accessing the company's Web site at www.capps.com or upon written request to the company's headquarters.

Annual Meeting
The 2011 annual meeting of stockholders will be held on Friday, June 3, 2011, at 10 a.m. (PDT) at the offices of Perkins Coie LLP, 3150 Porter Drive, Palo Alto, CA 94304.

Web Site
The company's Web site provides access to a wide range of information about the company and our products. Please visit us at www.capps.com.

Investor Relations on the Web
For more information related to investing in the company, please see the Investors tab on our Web site at www.capps.com.

Design: Michael Patrick Partners | www.michaelpatrickpartners.com


FSC
www.fsc.org
MIX
Paper from responsible sources
FSC® C015782

This annual report is printed on paper and at a printing facility certified by the Forest Stewardship Council™ (FSC®). From forest management to paper production to printing, FSC certification represents the highest social and environmental standards. The paper contains wood from well- managed forests and controlled sources. This is certified in accordance with the rules of the Forest Stewardship Council.

CAI

Steuart Tower, 1 Market Plaza
Suite 900
San Francisco, CA 94105
415-788-0100

WWW.CAPPS.COM

